UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-4F

(Rule 13e-102)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-4 THEREUNDER

WEST FRASER TIMBER CO. LTD.

(Name of Issuer)

British Columbia, Canada

(Jurisdiction of Issuer’s Incorporation or Organization)

West Fraser Timber Co. Ltd.

(Name(s) of Person(s) Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

952845105

(CUSIP Number of Class of Securities)

West Fraser Timber Co. Ltd.

501 – 858 Beatty Street

Vancouver, British Columbia

Canada V6B 1C1

Attn. Christopher A. Virostek, Chief Financial Officer

Tel: (604) 895-2745

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Michael Taylor

McMillan LLP

1500 – 1055 West Georgia Street

Vancouver, British Columbia

Canada V6E 4N7

Tel: (604) 691-7410

April 26, 2022

(Date tender offer first published, sent or given to security holders)

PART 1

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents

Document 1: Offer to Purchase and Circular dated April 26, 2022

Document 2: Letter of Transmittal

Document 3: Notice of Guaranteed Delivery

Item 2.	Informational Legends

See the cover of the Offer to Purchase and Circular.

2

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer, accountant or other professional advisor.

This Offer (as defined below) has not been approved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, and deposits will not be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of that jurisdiction. However, West Fraser may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and to extend the Offer to Shareholders in such jurisdiction.

For U.S. Shareholders: The Offer is made by a Canadian issuer for its own securities, and while the Offer is subject to disclosure requirements of Canada, investors should be aware that these requirements are different from those of the United States. Financial statements of West Fraser that have been incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards and thus may not be comparable to financial statements of United States companies. The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that West Fraser is located in Canada, and that a majority of its officers and directors are non-residents of the United States.

April 26, 2022

WEST FRASER TIMBER CO. LTD.

OFFER TO PURCHASE FOR CASH

UP TO US$1.25 BILLION IN VALUE OF OUR COMMON SHARES AT A PURCHASE PRICE OF

NOT LESS THAN US$80.00 AND NOT MORE THAN US$95.00 PER COMMON SHARE

West Fraser Timber Co. Ltd. (“we”, “West Fraser” or the “Company”) hereby offers to purchase Common shares in the capital of West Fraser (the “Shares”) validly tendered and not properly withdrawn having an aggregate purchase price not exceeding US$1,250,000,000. The purchase price per Share (the “Purchase Price”) will be determined in the manner described below but will not be less than US$80.00 per Share and not more than US$95.00 per Share. The Offer and all deposits of Shares are subject to the terms and conditions set forth in this Offer to Purchase, the accompanying Issuer Bid Circular, the related Letter of Transmittal and the related Notice of Guaranteed Delivery (which together constitute the “Offer”). The Offer is for our Shares, and does not extend to any of our Class B Shares.

The Offer will commence on April 26, 2022 and will expire at 5:00 p.m. (Vancouver time) on June 2, 2022 or at such later time and date to which the Offer may be extended by West Fraser (such time on such date, the “Expiration Date”). The Offer is not conditional upon any minimum number of Shares being deposited. We reserve the right to withdraw the Offer and not take up and pay for any Shares deposited under the Offer unless the conditions of the Offer are satisfied. See Section 7 of the Offer to Purchase, “Certain Conditions of the Offer” for a description of these conditions.

Shareholders (as defined below) who wish to tender to the Offer may do so in one of two ways by making:

•

an auction tender pursuant to which they agree to sell to us at a specified price per Share (not less than US$80.00 and not more than US$95.00 and in increments of US$0.25 within that range) a specified number of Shares owned by them (an “Auction Tender”); or

•

a purchase price tender pursuant to which they agree to tender a number of Shares to us at the Purchase Price determined pursuant to the Offer (a “Purchase Price Tender”), understanding that if they make a Purchase Price Tender, for the purposes of determining the Purchase Price, such Shares will be deemed to have been tendered at the minimum price of US$80.00 per Share.

If the Purchase Price is determined to be US$80.00 per Share (which is the minimum Purchase Price under the Offer), the maximum number of Shares that may be purchased by us will be 15,625,000 Shares. If the Purchase Price is determined to be US$95.00 per Share (which is the maximum Purchase Price under the Offer), the maximum number of Shares that may be purchased by us will be 13,157,894 Shares.

Shareholders who wish to deposit Shares without specifying a price at which such Shares may be purchased by us should tender Shares in a Purchase Price Tender. Under a Purchase Price Tender, Shares will be purchased, upon the terms and subject to the conditions of the Offer, at the Purchase Price determined as provided herein. Shareholders who validly deposit Shares without specifying the method in which they are tendering their Shares will be deemed to have made a Purchase Price Tender.

We are conducting the Offer through a “modified Dutch Auction” procedure. This procedure allows Shareholders making Auction Tenders to select a price of not less than US$80.00 per Share and not more than US$95.00 per Share (in increments of US$0.25 per Share) at which they are willing to deposit all or part of their Shares. As promptly as practicable after the Expiration Date, the Company will, pursuant to the terms and subject to the conditions of the Offer, determine the Purchase Price that it will pay for Shares validly deposited pursuant to the Offer and not withdrawn having an aggregate Purchase Price not exceeding US$1.25 billion.

The Purchase Price will be determined in the manner described herein, taking into account the auction prices and the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders. Shares deposited pursuant to Purchase Price Tenders will be deemed to have been deposited at a price of US$80.00 per Share for the purpose of determining the Purchase Price (which is the minimum Purchase Price under the Offer). The Purchase Price will be the lowest price per Share that will enable us to purchase the maximum number of Shares validly deposited pursuant to Auction Tenders and Purchase Price Tenders and not withdrawn having an aggregate purchase price not exceeding the Maximum Offer Amount (as defined herein). Shares validly deposited pursuant to an Auction Tender will only be taken up if the price specified in the Auction Tender by the depositing Shareholder is equal to or less than the Purchase Price. See Section 2 of this Offer to Purchase, “Purchase Price”.

The Purchase Price will be denominated in United States dollars (“U.S. dollars”). Each Shareholder with an address on record in Canada will receive payment in U.S. dollars, unless the Shareholders has elected to receive payment in Canadian dollars by checking the applicable box on the Letter of Transmittal. Each Shareholder with an address on record outside of Canada will receive

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payment in U.S. dollars. Any Shareholder in Canada electing to receive payment in Canadian dollars will bear the risk of any fluctuation in exchange rates, including risks relating to the particular date and time at which any exchange rate is calculated.

Shareholders who have properly deposited Shares pursuant to an Auction Tender at or below the Purchase Price or pursuant to a Purchase Price Tender and who have not withdrawn such Shares (in accordance with Section 6 of the Offer to Purchase, “Withdrawal Rights”) will receive the Purchase Price, payable in cash (subject to applicable withholding taxes, if any), for all Shares purchased, on the terms and subject to the conditions of the Offer, including the provisions relating to pro-ration and the preferential acceptance of odd lots, each as described herein. We will first accept for purchase Shares validly deposited by any Shareholders who beneficially hold, as of the close of business on the Expiration Date, fewer than 100 Shares in the aggregate (referred to as “Odd Lot Holders”) and who deposit all such Shares pursuant to an Auction Tender at a price equal to or less than the Purchase Price or pursuant to a Purchase Price Tender.

Shareholders validly depositing Shares pursuant to Auction Tenders at US$80.00 per Share (the minimum purchase price under the Offer) and Shareholders validly depositing Shares pursuant to Purchase Price Tenders can reasonably expect to have such Shares purchased at the Purchase Price if any Shares are purchased under the Offer (subject to provisions relating to rounding to whole Shares and pro-ration and the preferential acceptance of holders of odd lots, each as described herein).

We will publicly announce the Purchase Price following the Expiration Date and, upon the terms and subject to the conditions of the Offer (including the pro-ration provisions and the preferential acceptance of Shares deposited by odd lots, each as described herein), we will pay the Purchase Price in cash (subject to applicable withholding taxes, if any) to all Shareholders who have validly deposited (and have not withdrawn) their Shares pursuant to Auction Tenders at prices equal to or less than the Purchase Price or pursuant to Purchase Price Tenders.

If the Offer would result in an aggregate purchase price of more than US$1.25 billion, we will purchase a pro-rated portion of the Shares tendered pursuant to Auction Tenders at or below the Purchase Price and Purchase Price Tenders (after giving preferential treatment to Odd Lot Holders) who deposit all of their Shares pursuant to the Offer. See Section 3 of this Offer to Purchase, “Number of Shares, Pro-ration”, for additional details, including the formula that we will use to determine pro-ration.

If no Auction Tenders or Purchase Price Tenders are made pursuant to the Offer, the Company will not purchase any Shares pursuant to the Offer.

All Auction Tenders and Purchase Price Tenders will be subject to adjustment to avoid the purchase of fractional Shares (rounding down to the nearest whole number of Shares). All payments to Shareholders will be subject to deduction of applicable withholding taxes determined by us. See also Section 12 of the Circular, “Income Tax Considerations”.

All Deposited Shares not purchased, including all Shares deposited pursuant to Auction Tenders at prices in excess of the Purchase Price, Shares not purchased due to pro-ration and Shares not accepted for purchase, will be returned to the depositing Shareholder promptly after the Expiration Date or termination of the Offer without expense to the depositing Shareholder.

We have concluded that we can rely on the “liquid market exemption” specified in Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions. In reaching this conclusion, our board of directors (the “Board of Directors”) obtained a liquidity opinion (the “Liquidity

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Opinion”) from TD Securities Inc. (“TD Securities”) that confirms, subject to the qualifications, assumptions and limitations set out therein, there is a liquid market for the Shares as of April 19, 2022, and that it is reasonable to conclude that, following the completion of the Offer in accordance with its terms, there will be a market for holders of Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. A copy of the Liquidity Opinion of TD Securities is attached hereto as Schedule A.

As of April 22, 2022, a total of 99,371,752 Shares were issued and outstanding. Accordingly, the Offer is for (i) up to 15,625,000 Shares or approximately 15.72% of the total number of issued and outstanding Shares if the Purchase Price is determined to be US$80.00 (which is the minimum price per Share pursuant to the Offer), or (ii) up to 13,157,894 Shares or approximately 13.24% of the total number of issued and outstanding Shares if the Purchase Price is determined to be US$95.00 (which is the maximum price per Share pursuant to the Offer). The Shares are listed on the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”) under the symbol “WFG”. On April 19, 2022 (the last trading day before the terms of the Offer were announced), the closing price of the Shares on the TSX was $101.20 per Share and on the NYSE was US$80.22 per Share. The minimum price per Share of US$80.00 offered in the Offer is less than the closing price per Share on the NYSE on the last trading day before the announcement of the terms of the Offer. During the past 12 months ended April 19, 2022, the trading prices of the Shares have ranged from a low of $82.09 to a high of $130.13 per Share on the TSX and from a low of US$64.72 to a high of US$102.61 per Share on the NYSE.

We have suspended purchases of our Shares pursuant to our normal course issuer bid that commenced on February 23, 2022 (“2022 NCIB”) until after the Expiration Date or date of termination of the Offer. Under the 2022 NCIB, we purchased for cancellation 3,994,389 Shares during the period from February 23, 2022 to April 19, 2022, the last date on which purchases were made under the 2022 NCIB prior to its suspension.

None of West Fraser, our Board of Directors or the Depositary makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares pursuant to the Offer. Shareholders are urged to evaluate carefully all information in the Offer, consult their own financial, legal, investment and tax advisors and make their own decisions as to whether to deposit Shares pursuant to the Offer, and, if so, how many Shares to deposit and whether to specify a price and, if so, at what price to deposit such Shares. See Section 3 of the Circular, “Purpose and Effect of the Offer”. Shareholders must make their own decisions as to whether to deposit Shares pursuant to the Offer.

Shareholders should carefully consider the income tax consequences of depositing Shares pursuant to the Offer. See Section 12 of the Circular, “Income Tax Considerations”.

Shareholders wishing to deposit all or any portion of their Shares pursuant to the Offer must comply in all respects with the delivery procedures described herein. See Section 5 of the Offer to Purchase, “Procedure for Depositing Shares”.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF WEST FRASER AS TO WHETHER YOU SHOULD DEPOSIT OR REFRAIN FROM DEPOSITING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN AS SET FORTH IN THIS OFFER. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY WEST FRASER.

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No Canadian, U.S. or foreign securities commission has approved or disapproved of this Offer or passed upon the merits or fairness of this Offer or passed upon the adequacy or accuracy of the information contained in this Offer. Any representation to the contrary is a criminal offense.

Any questions or requests for information regarding the Offer should be directed to the Depositary, Computershare Investor Services Inc., at 1-800-564-6253 (North America), 514-982-7555 (International), or by email at corporateactions@computershare.com or your broker or other professional advisors.

The Offer expires at 5:00 p.m. (Vancouver time) on June 2, 2022, unless extended, varied or withdrawn.

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DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which have been filed with the securities regulatory authorities in Canada and filed with, or furnished to, the U.S. Securities and Exchange Commission (the “SEC”), are specifically incorporated by reference in this Offer to Purchase and Circular:

(a)	Annual Information Form for the year ended December 31, 2021, dated as at February 15, 2022 (the “2021 AIF”);

(b)

Audited consolidated financial statements as at and for the years ended December 31, 2021 and 2020 together with the report of the independent registered public accounting firm thereon (the “2021 Audited Financial Statements”);

(c)	Management’s discussion and analysis for the year ended December 31, 2021 (the “2021 Annual MD&A”); and

(d)	Management information circular dated March 8, 2022 distributed in connection with the annual and special meeting of shareholders of the Registrant held on April 20, 2022.

All documents of West Fraser of the type referred to above (excluding confidential material change reports, if any) and business acquisition reports that we file with the securities regulatory authorities in Canada after the date of this Offer to Purchase and Circular and prior to the termination of the Offer shall be deemed to be incorporated by reference in this Offer to Purchase and Circular. To the extent that any document or information incorporated by reference into this Offer to Purchase and Circular is included in a report that is filed with, or furnished to, the SEC on Form 40-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to Form 13E-4F of which this Offer to Purchase and Circular forms a part. Any statement contained in this Offer to Purchase or Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Offer to Purchase or Circular to the extent that a statement contained herein, or in any other subsequently filed or furnished document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase or Circular.

You should rely only on the information contained in or incorporated by reference in this Offer to Purchase or Circular. We have not authorized anyone to provide you with different or additional information. You should not assume that the information contained in or incorporated by reference in this Offer to Purchase or Circular is accurate as of any date other than the date of this Offer to Purchase or Circular or the date of any document incorporated by reference.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this Offer to Purchase and Circular from documents filed with the securities regulatory authorities in Canada and filed with, or furnished to, the SEC in the United States. Copies of the documents incorporated by reference in this Offer to Purchase and Circular may be obtained upon written or oral request without charge from West Fraser, Attention:

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Investor Relations Department, Suite 501, 858 Beatty Street, Vancouver, British Columbia, Canada V6B 1C1 or by email at: shareholder@westfraser.com.

You may also access our disclosure documents and any reports, statements or other information that we file with the securities regulatory authorities in each of the provinces of Canada through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, which is commonly known by the acronym SEDAR and which may be accessed at www.sedar.com. SEDAR is the Canadian equivalent of the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov. In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with the Exchange Act, we file with and furnish to the SEC reports and other information. We have filed with the SEC an Issuer Tender Offer Statement on Schedule 13E-4F with respect to the Offer pursuant to Section 13(e)(1) of the Exchange Act and Rule 13e-4(g) promulgated thereunder.

You may read or obtain copies, at a fee, of any document we file with or furnish to the SEC (including the Issuer Tender Offer Statement) at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., United States 20549. Our filings are also electronically available on EDGAR, as well as from commercial document retrieval services, such as Westlaw.

You are invited to read and copy any reports, statements or other information that we file with the securities regulatory authorities in each of the provinces of Canada at their respective public reference rooms. Reports and other information about us may also be available for inspection at the office of the NYSE.

FORWARD-LOOKING STATEMENTS

Certain statements included and incorporated by reference in this Offer to Purchase and Circular are forward-looking. Specific forward-looking statements in this document include, but are not limited to:

•	the timing and completion of this Offer;

•

West Fraser continuing to have sufficient financial resources and working capital to conduct our operations and continuing to have sufficient financial resources to pursue our foreseeable or planned opportunities including strategic acquisitions following the completion of the Offer;

•	the market for the Shares after completion of the Offer not being materially less liquid than the market that exists at the time of the making of the Offer;

•	future purchases of additional Shares following expiry of the Offer, including purchases of Shares pursuant to our 2022 NCIB;

•	our expectations regarding our dividend following completion of the Offer; and

•	our expectations that the conditions to the completion of the Offer will be satisfied.

When used in this Offer to Purchase and Circular or in the documents incorporated by reference herein, the words “anticipate,” “believe,” “plan,” “estimate,” “expect,” “forecast,” “intend,” “will,” “may,” “could” and “should” and similar expressions are intended to identify forward-looking

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statements. These forward-looking statements are based on certain assumptions and reflect our current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks and uncertainties could materially and adversely impact Company’s actual results and performance and its ability to complete the Offer.

These risks and uncertainties include, but are not limited to:

•	uncertainty in the level of shareholder participation in the Offer;

•	failure to complete the Offer due to conditions to the Offer not being satisfied or waived;

•	the ultimate Purchase Price under the Offer and the aggregate number of Shares purchased;

In addition, our 2021 AIF and 2021 Annual MD&A each include statements and information relating to our business, financial condition and business outlook that constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Please refer to the cautionary notes entitled “Forward-Looking Statements” in each of our 2021 AIF and 2021 Annual MD&A for a discussion of these forward-looking statements, the assumptions that underlie these forward-looking statements and the risks and uncertainties that impact these forward-looking statements. In addition, investors should refer to the risks impacting our business, financial condition and business outlook that are discussed under the “Risks and Uncertainties” section of our 2021 Annual MD&A. All of these risks and uncertainties in these documents incorporated by reference may impact our forward-looking statements made in this Offer to Purchase and Circular relating to the completion of the Offer and our business, financial condition and trading markets following completion of the Offer

This is not an exhaustive list of the factors and risks that may affect any of the Company’s forward-looking statements. Investors should carefully consider these and other factors and not place undue reliance on the forward-looking statements. Further information regarding these and other risk factors is included in our public filings with state or provincial securities regulatory authorities and can be found on EDGAR, which may be accessed at www.sec.gov, or SEDAR’s website at www.sedar.com.

The forward-looking statements contained in the Offer represent the Company’s views only as of the date hereof. Forward-looking statements contained in the Offer are based on management’s current plans, estimates, projections, beliefs and opinions and the assumptions related to these plans, estimates, projections, beliefs and opinions may change, and are presented for the purpose of assisting the Company’s securityholders in understanding management’s current views regarding those future outcomes and may not be appropriate for other purposes. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws.

INFORMATION FOR UNITED STATES SHAREHOLDERS ONLY

The Offer is made by West Fraser, a Canadian issuer, for its own securities, and while the Offer is subject to the disclosure requirements of the province of British Columbia and the other provinces of Canada, U.S. Shareholders should be aware that these disclosure requirements are different from those of the United States. Our financial statements that have been incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting

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Standards Board (“IFRS”) and are subject to the audit and independence standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) and, therefore, they may not be comparable to financial statements of U.S. companies prepared in accordance with United States generally accepted accounting principles.

It is a violation of Rule 14e-4 promulgated under the United States Securities Exchange Act of 1934, as amended, for a person acting alone or in concert with others, directly or indirectly, to tender Shares for such person’s account unless at the time of tender and at the Expiry Time (as hereinafter defined) such person has a “net long position” in (i) a number of Shares that is equal to or greater than the amount tendered and will deliver or cause to be delivered such Shares for the purpose of tendering to the Company within the period specified in the Offer, or (ii) other securities immediately convertible into, exercisable for or exchangeable into a number of Shares (“Equivalent Securities”) that is equal to or greater than the number of Shares tendered and, upon the acceptance of such tender, will (A) acquire such Shares by conversion, exchange or exercise of such Equivalent Securities to the extent required by the terms of the Offer, and (B) will deliver or cause to be delivered such Shares so acquired for the purpose of tender to the Company within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of Shares made pursuant to any method of delivery set forth in the Circular will constitute the tendering Shareholder’s acceptance of the terms and conditions of the Offer, as well as the tendering Shareholder’s representation and warranty to the Company that (i) such Shareholder has a “net long position” in a number of Shares or Equivalent Securities at least equal to the Shares being tendered within the meaning of Rule 14e-4, and (ii) such tender of Shares complies with Rule 14e-4. The Company’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering Shareholder and the Company upon the terms and subject to the conditions of the Offer.

The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be adversely affected by the fact that West Fraser is incorporated under the provincial laws of British Columbia, the majority of West Fraser’s directors and officers are residents of Canada, that some or all of the experts named in the Circular are non-residents of the United States and that a substantial portion of the assets of West Fraser and said persons are located outside the United States. It may be difficult to effect service of process on West Fraser, its officers and directors and the experts named in the Circular. Additionally, it might be difficult for shareholders to enforce judgments of United States courts based on civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States in a Canadian court against West Fraser or any of its non-U.S. resident directors, officers or the experts named in the Circular or to bring an original action in a Canadian court to enforce liabilities based on the federal or state securities laws against such persons.

U.S. Shareholders should be aware that the acceptance of the Offer will have certain tax consequences under United States and Canadian law. See Section 12 of the Circular, “Income Tax Considerations”. Shareholders should consult their own tax advisors with respect to their particular circumstances and tax considerations applicable to them.

Neither the United States Securities and Exchange Commission, nor any U.S. domestic state, Canadian provincial, territorial or foreign securities commission, has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this Circular. Any representation to the contrary is a criminal offense.

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CURRENCY

All references to “dollars” or “$” in the Offer to Purchase and the Circular are to Canadian dollars, except where otherwise indicated. References to “U.S. dollars” and “US$” are to United States dollars.

INTERPRETATION

Unless the context otherwise requires, all references in the Offer to Purchase and the Circular to “our”, “we”, “us”, “West Fraser” or the “Company” refer to West Fraser Timber Co. Ltd. and its subsidiaries.

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GLOSSARY

In this document, unless the subject matter or context is inconsistent therewith, the following terms have the following meanings:

“2021 NCIB” has the meaning set out in Section 6 of the Circular, “Previous Distributions and Purchases of Securities”.

“2022 NCIB” has the meaning set out in Section 6 of the Circular, “Previous Distributions and Purchases of Securities”.

“2021 AIF” means the Annual Information Form for the year ended December 31, 2020, dated as at February 15, 2022.

“2021 Annual MD&A” means management’s discussion and analysis for the year ended December 31, 2021.

“Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that such agreement may be enforced against such participant.

“Aggregate Tender Purchase Amount” means the aggregate purchase price for Shares validly tendered, and not withdrawn, pursuant to Auction Tenders (at prices at or below the Purchase Price) and Purchase Price Tenders.

“allowable capital loss” has the meaning set out in Section 12 of the Circular. “Income Tax Considerations”.

“Auction Tender” means a tender delivered by a shareholder who wishes to accept the Offer pursuant to which the shareholder agrees to sell to us a specified number of Shares owned by such shareholder at a specified price per share of not less than US$80.00 and not more than US$95.00 and in increments of US$0.25 per Share within that range.

“Board of Directors” or “Board” means the board of directors of West Fraser.

“Book-Entry Confirmation” means a confirmation of a book-entry transfer of Shares into the Depositary’s account established at CDS through CDSX.

“business day” means any day other than a Saturday, a Sunday and a statutory holiday in Vancouver, British Columbia, Canada, and a United States federal holiday.

“Canadian Resident Shareholder” has the meaning set out in Section 12 of the Circular, “Income Tax Considerations”.

“CDS” means CDS Clearing and Depository Services Inc. or its nominee.

“CDS Participant” means a participant in CDSX.

“CDSX” means the CDS on-line tendering system pursuant to which book-entry transfers through CDS may be effected.

“Circular” means the accompanying offering circular.

“Class B Shares” has the meaning set out in Section 2 of the Circular, “Authorized Capital”.

“Code” has the meaning set out in Section 12 of the Circular, “Income Tax Considerations”.

“CRA” means the Canada Revenue Agency.

“Dealer Managers” means those advisors that we may engage, if and to the extent we determine that the engagement of advisors is desirable in connection with the Offer, as dealer manager with regard to the Offer in Canada, and, as dealer manager with regard to the Offer in the United States.

“Depositary” means Computershare Investor Services Inc.

“Deposited Shares” means Shares validly deposited pursuant to the Offer and not withdrawn.

“DRS” means the direct registration system.

“DTC” means the Depository Trust Company.

“EDGAR” means the SEC’s Electronic Document Gathering and Retrieval System.

“Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).

“Equivalent Securities” has the meaning set out in “Information for United States Shareholders only”.

“ESPP” means any of West Fraser’s Employee Share Purchase Plans, including legacy Norbord Employee Share Purchase Plans.

“ESPP Shares” means Shares acquired through an ESPP.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Expiration Date” means the Expiry Time on June 2, 2022 or such later time and date to which the Offer may be extended.

“Expiry Time” means 5:00 p.m. (Vancouver time) on the Expiration Date or such later time on the Expiration Date to which the Offer may be extended by the Company.

“Holder” has the meaning set out in Section 12 of the Circular, “Income Tax Considerations”.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“IRS” has the meaning set out in Section 12 of the Circular, “Income Tax Considerations”.

“Letter of Transmittal” means the letter of acceptance and transmittal in the form forwarded with this Offer to Purchase and the Circular.

“Liquidity Opinion” means the liquidity opinion prepared by TD Securities and attached as Schedule A hereto.

“LVL” means laminated veneer lumber.

“Maximum Offer Amount” means the maximum aggregate purchase price of US$1.25 billion that may be paid pursuant to the Offer for Shares validly tendered, and not withdrawn, pursuant to Auction Tenders (at prices at or below the Purchase Price) and Purchase Price Tenders.

“MDF” means medium density fibreboard.

“MI 61-101” means Canadian Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, as amended.

“NI 62-104” means National Instrument 62-104 Take-Over Bids and Issuer Bids.

“Non-Canadian Resident Shareholder” has the meaning set out in Section 12 of the Circular, “Income Tax Considerations”.

“Norbord” means Norbord Inc.

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form forwarded with this Offer to Purchase and the Circular.

“NYSE” means the New York Stock Exchange.

“Odd Lot Holders” means Shareholders who beneficially hold, as of the close of business on the Expiration Date, fewer than 100 Shares in the aggregate.

“Offer” means the offer made to Shareholders to purchase that number of Shares having an aggregate purchase price not exceeding the Maximum Offer Amount, the terms and conditions of which are set forth in the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery.

“Offer to Purchase” means this Offer to purchase.

“OSB” means oriented strand board.

“person” means and includes any individual, sole proprietorship, partnership, joint venture, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and any governmental authority or any agency or instrumentality thereof.

“PFIC” has the meaning set out in Section 12 of the Circular, “Income Tax Considerations”.

“Preferred Shares” has the meaning set out in Section 2 of the Circular, “Authorized Capital”.

“Proposed Amendments” has the meaning set out in Section 12 of the Circular, “Income Tax Considerations”.

“Purchase Price” means the price per Share (being not less than US$80.00 and not more than US$95.00 per Share) that we will pay for Deposited Shares, determined in accordance with the process described in Section 2 of this Offer to Purchase, “Purchase Price”.

“Purchase Price Tender” means a deposit (or deemed deposit) of Shares made by a shareholder pursuant to which the shareholder agrees to tender a number of Shares at the Purchase Price as determined pursuant to the Offer, it being understood that, for the purposes of determining the Purchase Price, Shares that are the subject of Purchase Price Tenders will be deemed to have been tendered at the minimum price of US$80.00 per share.

“TD Securities” means TD Securities Inc.

“SEC” means the U.S. Securities and Exchange Commission.

“Section 302 tests” has the meaning set out in Section 12 of the Circular, “Income Tax Considerations”.

“SEDAR” means the System for Electronic Document Analysis and Retrieval.

“Shareholder” means the registered or beneficial holder of outstanding Shares, as the context requires.

“Shares” means common shares in the capital of the Company.

“Summary” means the general summary set out herein.

“Tax Act” means the Income Tax Act (Canada), as amended.

“taxable capital gain” has the meaning set out in Section 12 of the Circular, “Income Tax Considerations”.

“TSX” means the Toronto Stock Exchange.

“U.S. Treaty” has the meaning set out in Section 12 of the Circular, “Income Tax Considerations”.

“West Fraser”, “Company”, “we”, “us” or “our” means West Fraser Timber Co. Ltd.

“withdrawal right” means the right of any shareholder to withdraw Shares deposited pursuant to the Offer and in accordance with terms and the process described in Section 6 of this Offer to Purchase.

SUMMARY

This general summary (“Summary”) is solely for the convenience of Shareholders and is qualified in its entirety by reference to the full text and more specific details in the Offer. This Summary highlights material information relating to this Offer, but it is not meant to be a substitute for the information contained in the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Therefore, we urge Shareholders to carefully read the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety prior to making any decision regarding whether or not to deposit Shares held or the price or prices at which a Shareholder may chose to tender Shares to the Offer. We have included cross-references in this Summary to other sections of the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery where a Shareholder will find a more complete discussion of the topics mentioned in this Summary. Unless otherwise defined in this Summary, capitalized terms have the meaning assigned to them under the heading “Glossary” above.

WHO IS OFFERING TO PURCHASE MY SHARES?

West Fraser is offering to purchase Shares for cancellation.

WHY IS WEST FRASER MAKING THE OFFER?

We believe that the Offer represents an opportunity for West Fraser to return up to US$1.25 billion of capital to Shareholders who elect to tender, while increasing the proportionate ownership interest of shareholders who elect not to tender. We are making the Offer because our Board of Directors, based on a number of factors, has determined that the Offer is in the best interests of West Fraser and its Shareholders and is both an equitable and efficient way to distribute up to US$1.25 billion to its Shareholders, and may provide them liquidity at a premium to current market prices. See Section 3 of the Circular, “Purpose and Effect of the Offer”.

Repurchases of our Shares through our 2022 NCIB, which has been suspended until after the Expiration Date or date of termination of the Offer, are not included in the Offer. See Section 3 of the Circular, “Purpose and Effect of the Offer”.

WHAT IS THE PURCHASE PRICE FOR THE SHARES?

We are conducting the Offer through a “modified Dutch Auction” procedure. This procedure allows Shareholders making Auction Tenders to select a price of not less than US$80.00 per Share and not more than US$95.00 per Share (in increments of US$0.25 per Share) at which they are willing to deposit all or part of their Shares. As promptly as practicable after the Expiration Date, we will, upon the terms and subject to the conditions of the Offer, determine the Purchase Price that we will pay for Shares validly deposited pursuant to the Offer and not withdrawn.

The Purchase Price will be determined in the manner described herein but will be not less than US$80.00 and not more than US$95.00 per Share, taking into account the auction prices and the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders (with Shares the subject of Purchase Price Tenders being considered for the purpose of determining the Purchase Price as having been tendered at the minimum price of US$80.00 per Share). The Purchase Price will be the lowest price per Share that will enable us to purchase the maximum number of Deposited Shares pursuant to Auction Tenders and Purchase Price Tenders having an aggregate purchase price not exceeding the Maximum Offer Amount. Shareholders who validly deposit Shares without specifying the method in which they are tendering their Shares will be deemed to have made a Purchase Price Tender.

IN WHAT CURRENCY WILL THE PURCHASE PRICE BE PAID?

The Purchase Price will be denominated in U.S. dollars. Each Shareholder with an address on record in Canada will receive payment in U.S. dollars, unless the Shareholders has elected to receive payment in Canadian dollars by checking the applicable box on the Letter of Transmittal. Each

Shareholder with an address on record outside of Canada will receive payment in U.S. dollars. Any Shareholder in Canada electing to receive payment in Canadian dollars will bear the risk of any fluctuation in exchange rates, including risks relating to the particular date and time at which any exchange rate is calculated.

ALL SHARES PURCHASED BY THE COMPANY PURSUANT TO THE OFFER (INCLUDING SHARES TENDERED AT AUCTION PRICES BELOW THE PURCHASE PRICE) WILL BE PURCHASED AT THE SAME PRICE.

We will publicly announce the Purchase Price as promptly as practicable following the Expiration Date and, upon the terms and subject to the conditions of the Offer (including the pro-ration provisions and after giving preferential acceptance to Shares deposited by Odd Lot Holders), we will pay the Purchase Price in cash to all Shareholders who have validly deposited (and have not withdrawn) their Shares pursuant to (i) Auction Tenders at prices equal to or less than the Purchase Price, and (ii) Purchase Price Tenders.

All Auction Tenders and Purchase Price Tenders will be subject to adjustment to avoid the purchase of fractional Shares (rounding down to the nearest whole number of Shares). All payments to Shareholders will be subject to deduction of applicable withholding taxes.

See Section 2 of this Offer to Purchase, “Purchase Price”, for additional details, including the formula that the Company will use to calculate the Purchase Price.

HOW MANY SHARES WILL WEST FRASER PURCHASE IN THE OFFER?

We will purchase, at the Purchase Price, Shares validly deposited pursuant to the Offer and not withdrawn up to the Maximum Offer Amount. Since the Purchase Price will only be determined after the Expiration Date, the number of Shares that will be purchased will not be known until after that time.

If the Aggregate Tender Purchase Amount is less than the Maximum Offer Amount, we will purchase at the Purchase Price all Shares so tendered pursuant to Auction Tenders (at or below the Purchase Price) and Purchase Price Tenders.

If the Aggregate Tender Purchase Amount is greater than the Maximum Offer Amount, we will purchase a portion of the Shares so tendered pursuant to Auction Tenders (at or below the Purchase Price) and Purchase Price Tenders, as follows:

•

first, we will purchase at the Purchase Price all Shares tendered at or below the Purchase Price by Odd Lot Holders. Shareholders who are Odd Lot Holders will have all Shares validly tendered and not withdrawn purchased without any pro-ration; and

•

second, we will purchase at the Purchase Price on a pro-rata basis that portion of the Shares tendered pursuant to Auction Tenders (at or below the Purchase Price) and Purchase Price Tenders having an aggregate Purchase Price equal to (i) the Maximum Offer Amount, less (ii) the aggregate Purchase Price paid to Odd Lot Holders. These purchases will be completed from individual Shareholders who have tendered Shares pursuant to either an Auction Tender or a Purchase Price Tender, other than the Odd Lot Holders.

Assuming that the Offer is fully subscribed, if the Purchase Price is determined to be US$80.00 per Share (which is the minimum Purchase Price under the Offer), the maximum number of Shares that may be purchased by the Company under the Offer is 15,625,000 Shares. Assuming that the Offer is fully subscribed, if the Purchase Price is determined to be US$95.00 per Share (which is the maximum Purchase Price under the Offer), the maximum number of Shares that may be purchased by the Company under the Offer is 13,157,894 Shares.

As of April 22, 2022, 99,371,752 Shares were issued and outstanding and, accordingly, the Offer is for approximately 15.72% of the total number of issued and outstanding Shares if the Purchase Price is determined to be US$80.00 (which is the minimum price per Share pursuant to the Offer) or approximately 13.24% of the total number of issued and outstanding Shares if the Purchase Price is determined to be US$95.00 (which is the maximum price per Share pursuant to the Offer).

See Section 3 of this Offer to Purchase, “Number of Shares, Pro-ration”.

No Class B Shares will be purchased by us pursuant to the Offer.

WHAT HAPPENS IF THE NUMBER OF SHARES DEPOSITED TO THE OFFER WOULD RESULT IN AN AGGREGATE PURCHASE PRICE OF MORE THAN THE MAXIMUM OFFER AMOUNT?

If the Offer would result in an aggregate purchase price of more than the Maximum Offer Amount, we will purchase a prorated portion of the Shares so tendered pursuant to (i) Auction Tenders at or below the Purchase Price, and (ii) Purchase Price Tenders, each after purchasing all Shares deposited by Odd Lot Holders who will not be subject to pro-ration.

If no Auction Tenders or Purchase Price Tenders are made pursuant to the Offer, the Company will not purchase any Shares pursuant to the Offer.

CAN A SHAREHOLDER DEPOSIT THE SHARES HELD AT DIFFERENT PRICES?

Yes. Shareholders making an Auction Tender can elect to deposit some Shares to the Offer at one price and other Shares at one or more other prices. Shareholders may deposit some of their Shares pursuant to an Auction Tender and deposit different Shares pursuant to a Purchase Price Tender. Shareholders may not include the same Shares pursuant to more than one method of tender or pursuant to an Auction Tender at more than one price. If a Shareholder desires to deposit Shares in separate lots at a different price for each lot, that Shareholder must complete a separate Letter of Transmittal (and, if applicable, a Notice of Guaranteed Delivery) for each price at which that Shareholder is depositing Shares. See Section 5 of this Offer to Purchase, “Procedure for Depositing Shares”.

DO I HAVE TO PARTICIPATE IN THE OFFER?

No. The Offer is voluntary and each Shareholder should decide whether or not to participate.

CAN I TENDER ONLY A PORTION OF THE SHARES THAT I OWN?

Yes, if you decide to tender Shares in an Auction Tender or Purchase Price Tender, you do not have to tender all of the Shares you own to participate in the Offer unless you are an Odd Lot Holder. You may not tender more Shares than you own in the Offer.

Odd Lot Holders making an Auction Tender or a Purchase Price Tender will be required to tender all of the Shares owned by the Shareholder. Partial tenders will not be accepted from Odd Lot Holders.

See Section 5 of this Offer to Purchase, “Procedure for Depositing Shares”.

HOW DOES A SHAREHOLDER DEPOSIT THEIR SHARES?

In order to deposit Shares pursuant to the Offer, a Shareholder must either:

•

deliver a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) with any required signatures guaranteed by an Eligible Institution, and any other documents required by the Letter of Transmittal, to the Depositary at its address set forth on the Letter of Transmittal to purchase, prior to 5:00 p.m. (Vancouver time) on June 2, 2022 (or such time and date to which the Offer may be extended). A Shareholder who holds share certificates must deliver the certificates for all Shares validly deposited pursuant to the Offer in proper form for transfer, together with its Letter of Transmittal. A Shareholder whose Shares are held through DRS or represented by ownership statements must only deliver its Letter of Transmittal and is not required to submit its DRS positions or ownership statement; or

•

tender by following the procedures for book-entry transfer, provided that a Book-Entry Confirmation through the CDSX system (in the case of Shares held in CDS) or an Agent’s Message (in the case of Shares held in DTC) is received by the Depositary at its office in Toronto, Ontario prior to the Expiration Date; or

•	follow the guaranteed delivery procedures described under Section 5 of the Offer to Purchase, “Procedure for Depositing Shares”.

If a Shareholder wishes to deposit Shares pursuant to the Offer and the Shares held are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee, the Shareholder should immediately contact its nominee in order to take the necessary steps to be able to deposit the Shares held pursuant the Offer. A Shareholder may deposit Shares pursuant to the Offer either pursuant to an “Auction Tender” or a “Purchase Price Tender”. Shareholders may deposit some of their Shares pursuant to an Auction Tender and deposit different Shares pursuant to a Purchase Price Tender. Shareholders may not include the same Shares pursuant to more than one method of tender or pursuant to an Auction Tender at more than one price. Partial tenders will not be accepted from Odd Lot Holders. See Section 5 of this Offer to Purchase, “Procedure for Depositing Shares”.

If an investment dealer, stockbroker, bank, trust company or other nominee holds Shares for a Shareholder, it is likely the nominee has established an earlier deadline for that Shareholder to act to instruct the nominee to accept the Offer on its behalf. A Shareholder should immediately contact the Shareholder’s investment dealer, stockbroker, bank, trust company or other nominee to find out the nominee’s deadline.

If a Shareholder wishes to deposit Shares under the Offer and the Shares held are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee, the Shareholder should immediately contact its nominee in order to take the necessary steps to be able to deposit the Shares held under the Offer. See Section 5 of the Offer to Purchase, “Procedure for Depositing Shares”.

A Shareholder may deposit Shares pursuant to the Offer pursuant to an Auction Tender or a Purchase Price Tender:

•

Auction Tender: Shareholders making an Auction Tender must specify the minimum price per Share (of not less than US$80.00 and not more than US$95.00 per Share and in increments of US$0.25 per Share) at which they are willing to sell their Shares to us. Shares validly deposited pursuant to an Auction Tender and not withdrawn will only be taken up in whole or in part if the price specified in the Auction Tender is equal to or less than the Purchase Price determined by us.

•

Purchase Price Tender: Shareholders wishing to deposit Shares but not wishing to specify a minimum price at which the Company may purchase such Shares should tender Shares in a Purchase Price Tender. Shareholders should be aware that Shares tendered in Purchase Price Tenders will be deemed to have been tendered at the minimum price of US$80.00 per Share and such tenders may result in a lower Purchase Price than might otherwise have been determined. The minimum price per Share of US$80.00 offered in the Offer is less than the closing price per Share on the NYSE on April 19, 2022, being the last trading day prior to our announcement of the terms of the Offer.

Shareholders validly depositing Shares pursuant to Auction Tenders at US$80.00 per Share (the minimum Purchase Price pursuant to the Offer) and Shareholders validly depositing Shares pursuant to Purchase Price Tenders can reasonably expect to have such Shares purchased at the Purchase Price if any Shares are purchased pursuant to the Offer (subject to provisions relating to rounding to whole Shares and pro-ration and the preferential acceptance of Shares deposited by Odd Lot Holders).

Shareholders who validly deposit Shares without specifying the method in which they are tendering their Shares will be deemed to have made a Purchase Price Tender. No alternative, conditional or contingent tenders will be accepted.

See Section 2 of this Offer to Purchase, “Purchase Price”.

HOW LONG DOES A SHAREHOLDER HAVE TO DEPOSIT SHARES?

A Shareholder may deposit Shares held until the Offer expires. The Offer expires at 5:00 p.m. (Vancouver time) on June 2, 2022, or at a later time as we may determine. If an investment dealer, stockbroker, bank, trust company or other nominee holds Shares for a Shareholder, it is likely the nominee has established an earlier deadline for that Shareholder to act to instruct the nominee to accept the Offer on its behalf. A Shareholder should immediately contact the Shareholder’s investment dealer, stockbroker, bank, trust company or other nominee to find out the nominee’s deadline.

See Section 8 of the Offer to Purchase, “Extension and Variation of the Offer”.

CAN THE OFFER BE EXTENDED, VARIED OR TERMINATED?

Yes. We may extend or vary the Offer in our sole discretion. See Section 8 of the Offer to Purchase, “Extension and Variation of the Offer”. We can also terminate the Offer under certain circumstances.

See Section 7 of the Offer to Purchase, “Certain Conditions of the Offer”.

HOW WILL A SHAREHOLDER BE NOTIFIED IF WEST FRASER EXTENDS THE OFFER?

If West Fraser extends the Offer, West Fraser will issue a press release no later than 9:00 a.m. (Toronto time) on the next business day after the day on which the Offer was previously scheduled to expire.

See Section 8 of the Offer to Purchase, “Extension and Variation of the Offer”.

WHAT WILL HAPPEN IF A SHAREHOLDER DOES NOTHING?

Upon completion of the Offer, if a Shareholder does not deposit the Shares held by it to the Offer, that Shareholder will realize a proportionate increase in its equity interest in West Fraser to the extent we purchase Shares pursuant to the Offer. See Section 3 of the Circular, “Purpose and Effect of the Offer”.

ARE THERE ANY CONDITIONS TO THE OFFER?

Yes. The Offer is subject to a number of conditions as usual in the circumstances, such as certain changes in market price of the Shares or stock market conditions, the absence of court, governmental and regulatory action prohibiting the Offer and the absence of certain changes in general market conditions or our business, that in our sole judgment, acting reasonably, make it inadvisable to proceed with the Offer.

See Section 7 of this Offer to Purchase, “Certain Conditions of the Offer”.

HOW DO PARTICIPANTS IN WEST FRASER’S EMPLOYEE SHARE PURCHASE PLAN PARTICIPATE IN THE OFFER?

While Shareholders who are participants in the ESPP beneficially own the ESPP Shares, the ESPP Shares are held in a brokerage account opened by the trustee for the ESPP, which is managed by a designated administrator. If any such ESPP participant wishes to have the administrator of the ESPP deposit or otherwise tender the Shareholder’s ESPP Shares, the Shareholder should so indicate by completing, executing and returning to the administrator the election form furnished to such participants, as indicated on such form. The administrator of the ESPP will in turn tabulate the results of all such election forms and communicate these results to the trustee or custodian of the ESPP. Participants in the ESPP are urged to read the election form and related materials carefully. Participants should also read Section 12 of the Circular – “Income Tax Considerations” and consult their own income tax advisors as there are income tax consequences on the deposit of Shares to the Offer. Any ESPP Shares deposited or otherwise tendered but not purchased under the Offer will be returned to the participant’s ESPP account by the administrator of the plan.

ONCE A SHAREHOLDER HAS DEPOSITED SHARES TO THE OFFER, CAN THAT SHAREHOLDER WITHDRAW THOSE SHARES?

Yes. A Shareholder may withdraw Shares deposited pursuant to the Offer: (a) at any time before those Shares have been taken up by the Company; (b) at any time before the expiration of 10 days from the date that a notice of change or variation (unless the Shares deposited pursuant to the Offer have been taken up by the Company before the date of the notice of change or variation, and other than a variation that (i) consists solely of an increase in the consideration offered for those Shares under the Offer where the time for deposit is not extended for greater than 10 days, or (ii) consists solely of the waiver of a condition of the Offer) has been given in accordance with Section 8 of this Offer to Purchase, “Extension and Variation of the Offer”; or (c) if those Shares have not been paid for by the Company within three business days after having been taken up.

See Section 6 of this Offer to Purchase, “Withdrawal Rights”.

HOW DOES A SHAREHOLDER WITHDRAW SHARES PREVIOUSLY DEPOSITED?

For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at the office as set forth on the Letter of Transmittal or Notice of Guaranteed Delivery of the relevant Shares. Any such notice of withdrawal must be signed by or on behalf of the person who signed the Letter of Transmittal or Notice of Guaranteed Delivery that accompanied the Shares being withdrawn and must specify the name of the person who deposited the Shares to be withdrawn, the name of the registered holder, if different from that of the person who deposited such Shares, and the number of Shares to be withdrawn. Some additional requirements apply if the certificates representing the Shares to be withdrawn have been delivered to the Depositary. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written notice.

See Section 6 of this Offer to Purchase, “Withdrawal Rights”.

WHAT DOES A SHAREHOLDER DO IF THAT SHAREHOLDER OWNS AN “ODD LOT” OF SHARES?

If a Shareholder owns in the aggregate fewer than 100 Shares as of the close of business on the Expiration Date and that Shareholder validly deposits all such Shares pursuant to an Auction Tender at a price equal to or less than the Purchase Price or pursuant to a Purchase Price Tender, the Company will purchase all of those Shares without pro-ration (but otherwise subject to the terms and conditions of the Offer). This pro-ration preference is not available to holders of 100 or more Shares even if holders have separate share certificates, DRS positions or ownership statements for fewer than 100 Shares or hold fewer than 100 Shares in different accounts. Odd Lot Holders making an Auction Tender or a Purchase Price Tender will be required to tender all Shares owned by the Shareholder. Partial tenders will not be accepted from Odd Lot Holders. If a Shareholder owns an “odd lot” of Shares, that Shareholder must check (or tick) the “Odd Lots” box in either the Letter of Transmittal or the Notice of Guaranteed Delivery. See Section 3 of this Offer to Purchase, “Number of Shares, Pro-ration” and Section 5 of this Offer to Purchase, “Procedure for Depositing Shares”.

WHEN WILL WEST FRASER PAY FOR THE SHARES DEPOSITED?

The Company will publicly announce the Purchase Price promptly after it has been determined and will take up Shares to be purchased pursuant to the Offer promptly after the Expiration Date. The Company will pay for such Shares within three business days after taking up the Shares. See Section 9 of this Offer to Purchase, “Taking Up and Payment for Deposited Shares”. In the event that the Company elects to extend the Offer, it will not take up or pay for any Shares until the expiry of such extension.

WHAT IS THE RECENT MARKET PRICE OF THE SHARES?

On April 19, 2022, the trading day immediately prior to our announcement of the terms of the Offer, the closing price of the Shares on the TSX was $101.20 per share and the closing price on the NYSE was US$80.22 per share. The minimum price per share of US$80.00 offered in the Offer is less than the closing price per share on the NYSE on the last trading day before the announcement of the terms of the Offer. During the 12 months ended April 19, 2022, the prices of the Shares on the TSX have ranged from a low of $82.09 to a high of $130.13 per share and the prices on the NYSE have ranged from a low of US$64.72 to a high of US$102.61 per share. See Section 4 of the Circular, “Price Range of Shares”.

WILL A SHAREHOLDER HAVE TO PAY BROKERAGE COMMISSIONS IF SHARES ARE DEPOSITED?

If a Shareholder is a registered Shareholder and deposits Shares directly to the Depositary, the Shareholder will not incur any brokerage commissions. If the Shareholder holds Shares through an investment dealer, broker, bank, trust company or other nominee, West Fraser urges the Shareholder to consult its nominee to determine whether the Shareholder will incur any transaction costs. See Section 5 of this Offer to Purchase, “Procedure for Depositing Shares”.

WHAT ARE THE INCOME TAX CONSEQUENCES OF DEPOSITING SHARES?

Certain material Canadian federal income tax considerations and U.S. federal income tax considerations are described in general terms in Section 12 of the Circular, “Income Tax Considerations”. Shareholders are urged to carefully consider the income tax consequences of depositing Shares pursuant to the Offer and to consult their own tax advisors in this regard.

For Canadian federal income tax purposes, in general terms a Shareholder who sells Shares to West Fraser pursuant to the Offer will be deemed to receive a dividend under the Tax Act to the extent the amount paid exceeds the “paid-up capital” of the Shares. The deemed dividend tax treatment under the Tax Act pursuant to the Offer differs from the tax treatment that would generally apply to a sale of Shares by a Shareholder in the market, and accordingly Shareholders should carefully review the discussion under Section 12 of the Circular, “Income Tax Considerations”, and consult their own tax advisors to determine the alternative best suited to the Shareholder’s particular circumstances.

For U.S. federal income tax purposes, if a U.S. Holder tenders and sells Shares for cash pursuant to the Offer, such transaction will be treated either as a taxable “sale or exchange” of the Shares by such U.S. Holder or as a taxable “distribution” by the Company in respect of such U.S. Holder’s Shares. The specific treatment will depend, in part, upon the U.S. Holder’s particular circumstances, and accordingly, U.S. Holders should carefully review the discussion under Section 12 of the Circular, “Income Tax Considerations”, and consult with their own tax advisors regarding the tax consequences of depositing Shares pursuant to the Offer.

HAS WEST FRASER OR ITS BOARD OF DIRECTORS ADOPTED A POSITION ON THE OFFER?

None of West Fraser, our Board of Directors or the Depositary makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares. Shareholders must make their own decisions as to whether to deposit or refrain from depositing Shares pursuant to the Offer and, if so, how many Shares to deposit and whether to specify a price and, if so, at what price to deposit such Shares. Shareholders should carefully consider all relevant factors with their own financial advisors, including the income tax consequences of depositing Shares pursuant to the Offer.

WILL WEST FRASER’S DIRECTORS OR OFFICERS DEPOSIT SHARES TO THE OFFER?

To the knowledge of the Company and its directors and officers, after reasonable inquiry, no director or officer of the Company, no associate or affiliate of a director or officer of the Company, no associate or affiliate of the Company, nor any other insider of the Company, and no person or company acting jointly or in concert with the Company, has indicated any present intention to deposit any of such person’s or company’s Shares pursuant to the Offer.

The intentions of the directors and officers of the Company and their respective associates or affiliates as described above may change or Shares may be sold on the TSX or NYSE during the period of the Offer. See Section 11 of the Circular, “Intention to Deposit Shares”.

HOW WILL WEST FRASER PAY FOR THE SHARES?

The Company intends to pay for the Shares purchased in the Offer (to the Maximum Offer Amount) with cash on hand generated from its business operations. See Section 14 of the Circular, “Source of Funds”.

The Offer is also subject to a number of conditions. See Section 7 of this Offer to Purchase, “Certain Conditions of the Offer”.

WILL WEST FRASER HAVE SUFFICIENT FINANCIAL RESOURCES REMAINING UPON COMPLETION OF THE OFFER?

After giving effect to the Offer, West Fraser believes that it will continue to have sufficient financial resources and working capital to conduct its ongoing business and operations.

WHAT IMPACT WILL THE OFFER HAVE ON THE LIQUIDITY OF THE MARKET FOR THE SHARES?

West Fraser’s Board of Directors has determined that it is reasonable to conclude that, following completion of the Offer, there will be a market for Shareholders who do not deposit Shares under the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. In addition, our Board of Directors has obtained a liquidity opinion from TD Securities. See Section 3 of the Circular, “Purpose and Effect of the Offer — Liquidity of Market”.

WHOM CAN I TALK TO IF I HAVE QUESTIONS?

For further information regarding the Offer, contact the Depositary (at 1-800-564-6253 in North America, 514-982-7555 International, or by email at corporateactions@computershare.com) or your broker or other professional advisors.

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER SHAREHOLDERS SHOULD DEPOSIT OR REFRAIN FROM DEPOSITING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN AS SET FORTH IN THE OFFER. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY WEST FRASER.

OFFER TO PURCHASE

To the Holders of the Shares of West Fraser Timber Co. Ltd.

1.	The Offer

We hereby offer to purchase for cancellation that number of Deposited Shares having an aggregate purchase price not exceeding the Maximum Offer Amount pursuant to:

(a)     Auction Tenders at a price per Share of not less than US$80.00 and not more than US$95.00, and in increments of US$0.25 per Share, as specified by such Shareholders, or

(b)       Purchase Price Tenders,

in any case, on the terms and subject to the conditions set forth in this Offer to Purchase, the accompanying Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Shareholders who validly deposit Shares without specifying the method in which they are tendering their Shares will be deemed to have made a Purchase Price Tender at a price per Share of US$80.00.

The Offer will commence on April 26, 2022, the date of this Offer to Purchase, and expire at 5:00 p.m. (Vancouver time) on June 2, 2022, or at such later time and date to which the Offer may be extended by West Fraser.

The Purchase Price will be determined after the Expiry Time. If the Purchase Price is determined to be US$80.00 per Share, the minimum Purchase Price pursuant to the Offer, the maximum number of Shares that will be purchased pursuant to the Offer is 15,625,000 Shares. If the Purchase Price is determined to be US$95.00 per Share, the maximum Purchase Price pursuant to the Offer, the maximum number of Shares that will be purchased pursuant to the Offer is 13,157,894 Shares. See Section 2 of this Offer to Purchase, “Purchase Price”.

As of April 22, 2022, 99,371,752 Shares were issued and outstanding. Accordingly, the Offer is for (i) a maximum of 15,625,000 Shares, representing approximately 15.72% of the total number of issued and outstanding Shares, if the Purchase Price is determined to be US$80.00 (which is the minimum price per Share pursuant to the Offer), or (ii) a maximum 13,157,894 Shares, representing approximately 13.24% of the total number of issued and outstanding Shares, if the Purchase Price is determined to be US$95.00 (which is the maximum price per Share pursuant to the Offer). See Section 3 of this Offer to Purchase, “Number of Shares, Pro-ration”.

THE OFFER IS NOT CONDITIONAL UPON ANY MINIMUM NUMBER OF SHARES BEING DEPOSITED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 7 OF THIS OFFER TO PURCHASE, “CERTAIN CONDITIONS OF THE OFFER”.

All Shareholders who have validly deposited and not withdrawn their Shares pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders will receive the Purchase Price, payable in cash (but subject to applicable withholding taxes, if any), for all Shares purchased, upon the terms and subject to the conditions of the Offer, including the provisions relating to pro-ration and the preferential acceptance of Shares deposited by Odd Lot Holders.

Registered Shareholders who deposit their Shares directly to the Depositary will not incur any brokerage commissions. Shareholders who hold Shares through an investment dealer, stockbroker,

bank, trust company or other nominee are urged to consult with their nominee to determine whether they will incur any transaction costs. See Section 5 of this Offer to Purchase, “Procedure for Depositing Shares”.

All Deposited Shares not purchased, including all Shares deposited pursuant to Auction Tenders at prices in excess of the Purchase Price, Shares not purchased due to pro-ration and Shares not accepted for purchase, will be returned to the depositing Shareholder promptly after the Expiration Date or termination of the Offer without expense to the depositing Shareholder.

None of West Fraser, our Board of Directors or the Depositary makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing Shares. Shareholders must make their own decisions as to whether to deposit or refrain from depositing Shares under the Offer. Shareholders should carefully consider all relevant factors with their own advisors, including the income tax consequences of depositing Shares pursuant to the Offer. See Section 12 of the Circular, “Income Tax Considerations”.

The accompanying Circular, Letter of Transmittal and Notice of Guaranteed Delivery contain important information and should be read carefully before making a decision with respect to the Offer.

2.	Purchase Price

As promptly as practicable following the Expiration Date, we will determine the Purchase Price. The Purchase Price will be a single price per Share that we will pay for Deposited Shares. The Purchase price will in no event be less than the minimum per share under the Offer of US$80.00 per share or more than the maximum price per Share under the Offer of US$95.00 per share, and will be either one such value or a value that is an increment of US$0.25 per Share between such values. In determining the Purchase Price, we will take into account the number of Shares deposited to Auction Tenders and Purchase Price Tenders and the prices specified by Shareholders depositing Shares pursuant to Auction Tenders. Shares deposited pursuant to Purchase Price Tenders will be deemed to have been deposited at a price of US$80.00 per Share (which is the minimum price per Share under the Offer) for the purpose of determining the Purchase Price. The Purchase Price will be the lowest price per Share that will enable us to purchase the maximum number of Shares validly deposited pursuant to Auction Tenders and Purchase Price Tenders and not withdrawn. The aggregate Purchase Price for these Auction Tender and Purchase Price Tender Shares will not exceed the Maximum Offer Amount, as determined in accordance with Section 3 of this Offer to Purchase, “Number of Shares, Pro-ration”.

Shares validly deposited pursuant to an Auction Tender will only be taken up if the price specified in the Auction Tender by the depositing Shareholder is equal to or less than the Purchase Price. If no Auction Tenders or Purchase Price Tenders are made pursuant to the Offer, we will not purchase any Shares pursuant to the Offer.

Shareholders should be aware that Shares tendered in Purchase Price Tenders will be deemed to have been tendered at the minimum price of US$80.00 per Share and such tenders may result in a lower Purchase Price than might otherwise have been determined.

As promptly as practicable after determining the Purchase Price, we will publicly announce the Purchase Price and all Shareholders who have validly deposited and not withdrawn their Shares pursuant to Auction Tenders at prices equal to or less than the Purchase Price or pursuant to Purchase Price Tenders will receive the Purchase Price, payable in cash (but subject to applicable withholding taxes), for all Shares purchased upon the terms and subject to the conditions of the Offer, including the provisions relating to pro-ration and the preferential acceptance of Shares deposited by Odd Lot Holders. See Section 3 of this Offer to Purchase, “Number of Shares, Pro-ration”.

Shareholders validly depositing Shares pursuant to Auction Tenders at US$80.00 per Share (the minimum Purchase Price pursuant to the Offer) and Shareholders validly depositing Shares pursuant to Purchase Price Tenders can reasonably expect to have such Shares purchased at the Purchase Price if any Shares are purchased pursuant to the Offer (subject to provisions relating to rounding to whole Shares and pro-ration and the preferential acceptance of Shares deposited by Odd Lot Holders).

All Auction Tenders and Purchase Price Tenders will be subject to adjustment to avoid the purchase of fractional Shares (rounding down to the nearest whole number of Shares). All payments to Shareholders will be subject to deduction of applicable withholding taxes. See Section 12 of the Circular, “Income Tax Considerations”.

No alternative, conditional or contingent tenders will be accepted.

Each registered Shareholder who has tendered Shares pursuant to the Offer and whose Shares are taken up will receive payment of the Purchase Price in U.S. dollars, unless the Shareholder (i) has an address on record in Canada, and (ii) has elected to receive payment in Canadian dollars. Each Shareholder with an address on record in Canada will be entitled to make an election to receive payment in Canadian dollars by checking the applicable box on the Letter of Transmittal. Each Shareholder with an address on record outside of Canada will not have this option and will receive payment in U.S. dollars. There is no additional fee payable by Shareholders in Canada who make an election to receive payment in Canadian dollars to the default U.S. dollar currency payment.

Each non-registered Shareholder who has tendered Shares through a nominee pursuant to the Offer and whose Shares are taken up will receive payment of the Purchase Price in U.S. dollars, unless (i) the address of the nominee is Canada, and (ii) such non-registered Shareholder contacts the nominee in whose name such Shareholder’s Shares are registered and timely requests that the nominee make an election on its behalf to receive payment of the Purchase Price in Canadian dollars.

The exchange rate that will be used to calculate any payments to be made in Canadian dollars will be established by West Fraser based on the prevailing Bank of Canada exchange rate for U.S. dollars to Canadian dollars on the date of calculation of the currency conversion. The risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, will be solely borne by Shareholders who have elected to receive payment in Canadian dollars.

3.	Number of Shares, Pro-ration

We will purchase, upon the terms and subject to the conditions of the Offer, at the Purchase Price, Deposited Shares up to a maximum aggregate purchase price of the Maximum Offer Amount. Since the Purchase Price will only be determined after the Expiration Date, the number of Shares that will be purchased will not be known until after the Expiration Date. If the Purchase Price is determined to be US$80.00 per Share, the minimum Purchase Price pursuant to the Offer, the maximum number of Shares that will be purchased pursuant to the Offer is 15,625,000 Shares. If the Purchase Price is determined to be US$95.00 per Share, the maximum Purchase Price pursuant to the Offer, the maximum number of Shares that will be purchased pursuant to the Offer is 13,157,894 Shares.

If the Aggregate Tender Purchase Amount is less than the Maximum Offer Amount, we will purchase at the Purchase Price all Shares so tendered pursuant to Auction Tenders (at or below the Purchase Price) and Purchase Price Tenders.

If the Aggregate Tender Purchase Amount is greater than the Maximum Offer Amount, we will purchase a portion of the Shares so tendered pursuant to Auction Tenders (at or below the Purchase Price) and Purchase Price Tenders, as follows:

•

first, we will purchase at the Purchase Price all Shares tendered at or below the Purchase Price by Odd Lot Holders. Shareholders who are Odd Lot Holders will have all Shares validly tendered and not withdrawn purchased without any pro-ration; and

•

second, we will purchase at the Purchase Price on a pro-rata basis that portion of the Shares tendered pursuant to Auction Tenders (at or below the Purchase Price) and Purchase Price Tenders having an aggregate Purchase Price equal to (i) the Maximum Offer Amount, less (ii) the aggregate Purchase Price paid to Odd Lot Holders. These purchases will be completed from individual Shareholders who have tendered Shares pursuant to either an Auction Tender or a Purchase Price Tender, other than the Odd Lot Holders. Each of these Shareholders will only have a pro-rated portion of their tendered Shares purchased. The pro-ration percentage for each individual Shareholder will be calculated as (1) the number of Shares such Shareholder has tendered at or below the Purchase Price, divided by (2) the total number of Shares tendered pursuant to Auction Tenders (at prices at or below the Purchase Price) and Purchase Price Tenders, exclusive of Shares that we have purchased from Odd Lot Holders. Any Shares that are tendered by a Shareholder above the Purchase Price will not be taken into account and will therefore be excluded from the pro-ration calculation.

For the purposes of the foregoing, an odd lot deposit is a deposit by a Shareholder owning in the aggregate fewer than 100 Shares as of the close of business on the Expiration Date, who deposits all such Shares pursuant to an Auction Tender at a price or prices equal to or less than the Purchase Price or pursuant to a Purchase Price Tender prior to the Expiration Date and who checks (or ticks) the box captioned “Odd Lots” in either the Letter of Transmittal or the Notice of Guaranteed Delivery. As set forth above, odd lots will be accepted for purchase before any pro-ration. Our determination as to pro-ration will be final and binding on all parties, absent a finding to the contrary by a court of competent jurisdiction.

4.	Announcement of Number of Shares Validly Tendered

We will publicly announce the Purchase Price, the number of Shares validly tendered to the Offer and the aggregate purchase price as promptly as practicable after the Expiration Date.

5.	Procedure for Depositing Shares

Proper Deposit of Shares

To deposit Shares pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Shares with signatures that are guaranteed if so required in accordance with the Letter of Transmittal, and any other documents required by the Letter of Transmittal must be received by the Depositary at one of the addresses listed in the Letter of Transmittal by the Expiration Date together with all Deposited Shares in proper form for transfer (satisfied by delivering original share certificates, if such Shares are held in certificated form),

(b) the guaranteed delivery procedures described below must be followed, or (c) such Shares must be transferred pursuant to the procedures for book-entry transfer described below (and a Book-Entry Confirmation through the CDSX system (in the case of Shares held by CDS) or an Agent’s Message (in the case of Shares held by DTC) must be received by the Depositary in lieu of a Letter of Transmittal). For greater certainty, Shareholders whose Shares are held through DRS or represented by an ownership statement must only deliver a completed and duly executed Letter of Transmittal, and any other documents required by the Letter of Transmittal, in order to validly tender Shares.

A non-registered Shareholder who desires to deposit Shares under the Offer should immediately contact such Shareholder’s investment dealer, stockbroker, commercial bank, trust company or other nominee in order to take the necessary steps to be able to deposit such Shares under the Offer.

If an investment dealer, stockbroker, bank, trust company or other nominee holds Shares for a Shareholder, it is likely the nominee has established an earlier deadline for that Shareholder to act to instruct the nominee to accept the Offer on its behalf. A Shareholder should immediately contact the Shareholder’s investment dealer, stockbroker, bank, trust company or other nominee to find out the nominee’s deadline.

Participants of CDS or DTC should contact CDS or DTC to obtain instructions as to the method of depositing Shares under the terms of the Offer. CDS and DTC will be issuing instructions to their participants as to the method of depositing Shares under the terms of the Offer.

In accordance with Instruction 5 of the Letter of Transmittal, each Shareholder desiring to deposit Shares pursuant to the Offer must indicate (a): in Box A captioned “Type of Tender” on such Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery, whether Shares are deposited pursuant to an Auction Tender or a Purchase Price Tender; (b) in Box B, if an Auction Tender is made, the price (in increments of US$0.25 per Share) at which such Shares are being deposited; and (c) in Box C, if applicable, whether the Shareholder is making an odd lot deposit in accordance with Instruction 6 of the Letter of Transmittal.

Shares deposited pursuant to an Auction Tender will only be taken up if the price specified in the Auction Tender is equal to or less than the Purchase Price.

Shareholders may deposit some of their Shares pursuant to an Auction Tender and deposit different Shares pursuant to a Purchase Price Tender. Shareholders may not include the same Shares pursuant to more than one method of tender or pursuant to an Auction Tender at more than one price. Shareholders desiring to deposit Shares in separate lots at a different price for each lot must complete a separate Letter of Transmittal (and, if applicable, a separate Notice of Guaranteed Delivery) for each price at which they are depositing Shares.

Odd Lot Holders making an Auction Tender or a Purchase Price Tender will be required to tender all Shares owned by the Shareholder. Partial tenders will not be accepted from Odd Lot Holders. Shareholders who tender Shares without making a valid Auction Tender or a Purchase Price Tender will be deemed to have made a Purchase Price Tender. If multiple boxes are checked in the same Letter of Transmittal indicating that Shares are being deposited pursuant to an Auction Tender and a Purchase Price Tender, all Shares identified will be deemed to have been tendered pursuant to a Purchase Price Tender.

Notice to Holders of Stock Options and Convertible or Exchangeable Securities

The Offer is made only for Shares and is not made for any stock options to purchase Shares or any other securities of West Fraser that are convertible into or exchangeable or exercisable for Shares. Any holder of such stock options or other securities convertible into or exchangeable or exercisable for Shares who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable laws, exercise the option or other securities convertible into or exchangeable or exercisable for Shares in order to obtain certificates representing Shares and deposit those Shares in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such stock options or other securities will have the Shares issued or deliverable and, if applicable, will have received the certificate(s) or DRS representing the Shares, on such exercise available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in this Section 5, “Procedure for Depositing Shares”. Any such conversion, exercise or exchange will be irrevocable, including where the Shares tendered are subject to pro-ration or otherwise are not taken up. Holders of stock options or other securities should consult their income tax advisors as there are income tax consequences on the exercise of such securities (and such income tax consequences are not addressed in Section 12 of the Circular, “Income Tax Considerations”), and should read Section 12 of the Circular, “Income Tax Considerations” as there are tax consequences on the deposit of Shares to the Offer.

Signature Guarantees

No signature guarantee is required on the Letter of Transmittal if (a) the Letter of Transmittal is signed by the registered holder of the Shares exactly as the name of the registered holder appears on the Share certificate deposited therewith, and payment and delivery is to be made directly to such registered holder at the address shown on the register of Shareholders maintained by or on behalf of West Fraser, or (b) Shares are deposited for the account of an Eligible Institution. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

If a certificate, DRS position or ownership statement representing Shares is registered in the name of a person other than the signatory to a Letter of Transmittal, or if payment is to be made, or certificates, DRS positions or ownership statements representing Shares not purchased or deposited are to be issued, to a person other than the registered holder, the certificate, DRS position or ownership statement must be endorsed or accompanied by an appropriate share transfer power of attorney, in either case, signed exactly as the name of the registered holder appears on the certificate, DRS position or ownership statement with the signature on the certificate or share transfer power of attorney signature guaranteed by an Eligible Institution.

Book-Entry Transfer Procedures

Any financial institution that is a participant in CDS may make book-entry delivery of the Shares through CDSX, CDS’s on-line tendering system pursuant to which book-entry transfers may be effected by causing CDS to transfer such Shares into the Depositary’s account in accordance with CDS’s procedures for such transfer. Delivery of Shares to the Depositary by means of a book-entry transfer through CDSX will constitute a valid tender under the Offer.

Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its Toronto, Ontario office address set forth on the back cover page of this Offer to Purchase and Circular prior to the Expiration Date. Shareholders, through their respective CDS Participants, who utilize

CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS will be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and, therefore, such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer. Delivery of documents to CDS does not constitute delivery to the Depositary.

Shareholders who have an account maintained by DTC may accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message in respect thereof, or a properly completed and duly executed Letter of Transmittal and any other required documents, are received by the Depositary at its office specified in the Letter of Transmittal prior to the Expiry Time of the Offer. If necessary, the Depositary will establish an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC’s systems may cause DTC to make a book-entry transfer of a Shareholder’s Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, as noted above, although delivery of Shares may be effected through book-entry transfer at DTC, either a Letter of Transmittal (or a manually signed facsimile copy thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of a Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary, at its office specified in the Letter of Transmittal prior to the Expiry Time of the Offer. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary.

Method of Delivery

The method of delivery of certificates representing Shares and all other required documents is at the option and risk of the depositing Shareholder. If certificates representing Shares are to be sent by mail, registered mail, properly insured, is recommended and it is suggested that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary on or prior to such date. Delivery of a share certificate representing Shares will only be made upon actual receipt of such share certificate representing Shares by the Depositary.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Shares by an Auction Tender or Purchase Price Tender pursuant to the Offer and cannot deliver certificates for such Shares, or the book-entry transfer procedures described above cannot be completed, prior to the Expiration Date, or time will not permit all required documents to reach the Depositary by the Expiration Date, such Shares may nevertheless be deposited if all of the following conditions are met:

(a)        such deposit is made by or through an Eligible Institution;

(b)        a properly completed and duly executed Notice of Guaranteed Delivery, or a manually executed photocopy thereof, substantially in the form provided by us indicating the type of deposit and, in the case of an Auction Tender, the price at which the Shares are being deposited, is received by the Depositary at its mailing address in Toronto, Ontario or email address as set out in the Notice of Guaranteed Delivery prior to the Expiration Date; and

(c)        the certificates for all Deposited Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a manually executed photocopy thereof, relating to such Shares, with signatures that are guaranteed by an Eligible Institution if so required in accordance with the Letter of Transmittal, or, in the case of a book-entry transfer, a Book-Entry Confirmation through the CDSX system (in the case of Shares held in CDS) or an Agent’s Message (in the case of Shares held in DTC), and any other documents required by the Letter of Transmittal, are received by the Toronto, Ontario office of the Depositary, before 5:00 p.m. (Vancouver time) on or before the second trading day on the TSX after the Expiration Date.

The Notice of Guaranteed Delivery may be hand delivered, mailed or transmitted by facsimile transmission to the Toronto office of the Depositary listed in the Notice of Guaranteed Delivery, and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

Notwithstanding any other provision hereof, payment for Shares deposited and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares, a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Shares with signatures that are guaranteed if so required, or, in the case of a book-entry transfer, a Book-Entry Confirmation through the CDSX system (in the case of Shares held in CDS), and any other documents required by the Letter of Transmittal.

The tender information specified in a Notice of Guaranteed Delivery by a person completing such Notice of Guaranteed Delivery will, in all circumstances, take precedence over the tender information that is specified in the related Letter of Transmittal that is subsequently deposited.

Determination of Validity, Rejection and Notice of Defect

All questions as to the number of Shares to be accepted, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any deposit of Shares will be determined by us, in our sole discretion, which determination will be final and binding on all parties. We reserve the absolute right to reject any deposits of Shares determined by us not to be in proper form or completed in accordance with the instructions herein and in the Letter of Transmittal or the acceptance for payment of or payment for which may, in the opinion of our legal counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the deposit of any particular Shares and our interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No individual deposit of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with deposits must be cured within such time as we will determine. None of West Fraser, our Board of Directors or the Depositary nor any other person is or will be obligated to give notice of defects or irregularities in deposits, nor will any of them accept any liability for failure to give any such notice. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding.

Under no circumstances will interest be paid by the Company or the Depositary by reason of any delay in making payment to any person using the guaranteed delivery procedures, including without limitation any delay arising because the Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Shares is not made, until after the date the payment for the Deposited Shares accepted for payment pursuant to the Offer is to be made by the Company.

Formation of Agreement

The proper deposit of Shares pursuant to any one of the procedures described above will constitute a binding agreement between the depositing Shareholder and the Company, effective as of 5:00 p.m. (Vancouver time) on the Expiration Date, upon the terms and subject to the conditions of the Offer.

Prohibition on “Short” Tenders

It is a violation of Rule 14e-4 promulgated under the Exchange Act for a person acting alone or in concert with others, directly or indirectly, to tender Shares for such person’s own account unless at the time of tender and at the Expiration Date such person has a “net long position” in (i) a number of Shares that is equal to or greater than the amount tendered and will deliver or cause to be delivered such Shares for the purpose of tendering to us within the period specified in the Offer or (ii) other securities immediately convertible into, exercisable for or exchangeable into a number of Shares (“Equivalent Securities”) that is equal to or greater than the number of Shares tendered and, upon the acceptance of such tender, will acquire such Shares by conversion, exchange, or exercise of such Equivalent Securities to the extent required by the terms of the Offer and will deliver or cause to be delivered such Shares so acquired for the purpose of tender to us within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of Shares made pursuant to any method of delivery set forth in the Circular will constitute the tendering shareholder’s acceptance of the terms and conditions of the Offer, as well as the tendering shareholder’s representation and warranty to us that (i) such shareholder has a “net long position” in a number of Shares or Equivalent Securities at least equal to the Shares being tendered within the meaning of Rule 14e-4, and (ii) such tender of Shares complies with Rule 14e-4. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of the Offer.

Further Assurances

Each Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal or book-entry transfer to execute, upon request of West Fraser, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Shares to the Company. Each authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such Shareholder and will, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the Shareholder and all obligations of the Shareholder therein will be binding upon the heirs, personal representatives, successors and assigns of such Shareholder.

6.	Withdrawal Rights

Except as otherwise provided in this Section 6, “Withdrawal Rights”, deposits of Shares pursuant to the Offer will be irrevocable. A Shareholder may withdraw Shares deposited pursuant to the Offer: (a) at any time before those Shares have been taken up by the Company; (b) at any time before the expiration of 10 days from the date that a notice of change or variation (unless the Shares deposited pursuant to the Offer have been taken up by the Company before the date of the notice of change or variation, and other than a variation that (i) consists solely of an increase in the consideration offered for those Shares under the Offer where the time for deposit is not extended for greater than 10 days, or (ii) consists solely of the waiver of a condition of the Offer) has been given in accordance with Section 8 of this Offer to Purchase, “Extension and Variation of the Offer”; or (c) if those Shares have not been paid for by the Company within three business days after having been taken up.

For a withdrawal to be effective, a written or printed copy of a notice of withdrawal must be actually received by the Depositary by the applicable date specified above at the place of deposit of the relevant Shares. Any such notice of withdrawal must be signed by or on behalf of the person who signed the Letter of Transmittal or Notice of Guaranteed Delivery in respect of the Shares being withdrawn or, in the case of Shares tendered by a CDS Participant, be signed by such participant in the same manner as the participant’s name is listed on the applicable Book-Entry Confirmation through the CDSX system or, in the case of Shares tendered by a DTC participant, be signed by such participant in the same manner as the participant’s name is listed on the applicable Agent’s Message, and must specify the name of the person who deposited the Shares to be withdrawn, the name of the registered holder, if different from that of the person who deposited such Shares, and the number of Shares to be withdrawn. If the certificates for the Shares deposited pursuant to the Offer have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the depositing Shareholder must submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 5 of this Offer to Purchase, “Procedure for Depositing Shares”), except in the case of Shares deposited by an Eligible Institution. A withdrawal of Shares deposited pursuant to the Offer may only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of a written or printed copy of a properly completed and executed notice of withdrawal.

A Shareholder who wishes to withdraw Shares under the Offer and who holds Shares through an investment dealer, stockbroker, bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to withdraw such Shares under the Offer. Participants of CDS or DTC should contact these depositaries with respect to the withdrawal of Shares under the Offer.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination will be final and binding. None of the Company, the Depositary or any other person will be obligated to give any notice of any defects or irregularities in any notice of withdrawal and none of them will incur any liability for failure to give any such notice.

Any Shares properly withdrawn will thereafter be deemed not deposited for purposes of the Offer. However, withdrawn Shares may be redeposited prior to the Expiration Date by again following the procedures described in Section 5 of this Offer to Purchase, “Procedure for Depositing Shares”.

If we extend the period of time during which the Offer is open, are delayed in our purchase of Shares or is unable to purchase Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, subject to applicable law, retain on our behalf all Deposited Shares, and such Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as described in this Section 6, “Withdrawal Rights”.

7.	Certain Conditions of the Offer

Notwithstanding any other provision of the Offer, we will not be required to accept for purchase, to purchase or to pay for any Shares deposited, and may terminate or cancel the Offer or may postpone the payment for Shares deposited, if, at any time before the payment for any such Shares, any of the following events will have occurred (or will have been determined by us to have occurred) which, in our sole discretion and judgment, in any such case and regardless of the circumstances, makes it inadvisable to proceed with the Offer or with such acceptance for purchase or payment:

(a)    there will have been threatened, taken or pending any action or proceeding by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction (i) challenging or seeking to cease trade, make illegal, delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of some or all of the Shares by the Company or otherwise directly or indirectly relating in any manner to or affecting the Offer, or (ii) that otherwise, in the sole judgment of the Company, acting reasonably, has or may have a material adverse effect on the Shares or the business, income, assets, liabilities, condition (financial or otherwise), properties, operations, results of operations or prospects of the Company and its subsidiaries taken as a whole or has impaired or may materially impair the contemplated benefits of the Offer to the Company;

(b)     there will have been any action or proceeding threatened, pending or taken or approval withheld or any statute, rule, regulation, stay, decree, judgment or order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or the Company or any of its subsidiaries by any court, government or governmental authority or regulatory or administrative agency in any jurisdiction that, in the sole judgment of the Company, acting reasonably, might directly or indirectly result in any of the consequences referred to in clauses (i) or (ii) of paragraph (a) above or would or might prohibit, prevent, restrict or delay consummation of or materially impair the contemplated benefits to the Company of the Offer;

(c)        there will have occurred any of the following events:

(i)        any general suspension of trading in, or limitation on prices for, securities on any securities exchange or in the over-the-counter market in Canada or the United States,

(ii)     the declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States (whether or not mandatory),

(iii)      any actual or potential existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, disasters, an outbreak or escalation of hostilities, disease, epidemic, pandemic, war, acts of terrorism, political instability or any other national, international or regional calamity, crisis, emergency, epidemic or natural disaster, act of God or any governmental or other response to any of the foregoing, in each case whether or not involving Canada, the United States or any other region where the Company conducts business or has operations,

(iv)      the continuation or escalation of the Russian Federation’s military invasion of the Ukraine, including (a) the troops from any country which is a member of the North Atlantic Treaty Organization (“NATO”) entering Ukraine, (b) the designation by NATO of the airspace over the Ukraine as a “no fly” zone or any steps to enforce the airspace over Ukraine as a “no fly” zone, (c) the imposition or escalation of economic sanctions or other trade actions that adversely impact or can reasonably anticipated to adversely impact global trade, or (d) any other response from NATO to the invasion, that could, in the sole judgment of the Company, acting reasonably, has had or may be reasonably expected to have a material adverse effect on the Company’s business, operations or prospects or the trading in, or value of, the Shares,

(v)        any limitation by any government or governmental authority or regulatory or administrative agency or any other event that, in the sole judgment of the Company, acting reasonably, might affect the extension of credit by banks or other lending institutions,

(vi)        any significant change (or any development involving any prospective significant change or changes) in the demand for the Company’s products, the Company’s revenues, the Company’s cash flows from operations, the Company’s cost of borrowing or the ability of the Company to carry out its business consistent with the “Outlook and Operations” discussion in our 2021 Annual MD&A (including any change attributable to the COVID-19 pandemic) which in the sole judgment of the Company, acting reasonably, has had or may be reasonably expected to have a material adverse effect on the Company’s business, operations, financial condition or prospects or the trading in, or value of, the Shares,

(vii)        any change (or any development involving any prospective change or changes) in the general political, market, economic, financial or industry conditions that, in the sole judgment of the Company, acting reasonably, has had or may be reasonably expected to have a material adverse effect on the Company’s business, operations, financial condition or prospects or the trading in, or value of, the Shares (including any change attributable to the COVID-19 pandemic),

(viii)        any significant decrease, in the sole judgment of the Company, acting reasonably, in the market price of the Shares since the close of business on the date of this Offer, which will include, without limitation, any decline by an amount in excess of 10%, measured from the close of business on the date of this Offer,

(ix)        any decline in any of the S&P/TSX Composite Index, the Dow Jones Industrial Average or the S&P 500 by an amount in excess of 10%, measured from the close of business on the date of this Offer,

(x)        any material adverse change (or any development involving any prospective material adverse change) in the short-term or long-term interest rates in Canada or the United States,

(xi)        any material adverse change (or any development involving any prospective material adverse change) in the housing markets in Canada or the United States, including a decline in housing starts to a rate below 1.5 million units on an annualized basis in the United States (as published by the U.S. Census Bureau and the U.S. Department of Housing and Urban Development); or

(xii)        in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(d)        there will have occurred any change or changes (or any development involving any prospective change or changes) in the business, earnings, assets, liabilities, properties, condition (financial or otherwise), operations, results of operations or prospects of the Company or its subsidiaries that, in the sole judgment of the Company, acting reasonably, has had or may have material adverse effect on the Company and its subsidiaries taken as a whole, or a material acceleration of the foregoing changes;

(e)        any take-over bid or tender or exchange offer with respect to some or all of the securities of West Fraser, or any merger, business combination or acquisition proposal, disposition of assets, or other similar transaction with or involving West Fraser or any of its affiliates, other than the Offer, will have been proposed, announced or made by any individual or entity;

(f)        TD Securities will have withdrawn or amended its Liquidity Opinion;

(g)        the Company will have determined, in its sole judgment, acting reasonably, that the Purchase Price for a Share exceeds the fair market value of such Share at the time of the acquisition of such Share by the Company pursuant to the Offer, determined without reference to the Offer;

(h)        we will have determined that the consummation of the Offer is reasonably likely to (i) cause the Shares to be delisted from the TSX or the NYSE or to be eligible for deregistration under the Exchange Act or (ii) constitute a “Rule 13e-3 transaction”, as such term is defined in Rule 13e-3 under the Exchange Act;

(i)        we will have determined that the relief granted by Rule 13e-4(g) under the Exchange Act is not applicable;

(j)        we will have determined that the completion of the Offer subjects the Company to any material tax liability;

(k)        no Auction Tenders or Purchase Price Tenders will have been made pursuant to the Offer;

(l)        the Company will have concluded, in its sole judgment, acting reasonably, that the Offer or the take-up and payment for any or all of the Shares by the Company is illegal or not in compliance with applicable law, or that necessary exemptions under applicable securities, are not available to the Company for the Offer and, if required under any such legislation, the Company will not have received the necessary exemptions from or waivers of the appropriate courts or securities regulatory authorities in respect of the Offer; or

(m)        any changes will have occurred or been proposed to the Tax Act, the Code, the publicly available administrative policies or assessing practices of the Canada Revenue Agency or the IRS, or to relevant tax jurisprudence, that, in the sole judgment of the Company, acting reasonably, are detrimental to West Fraser or a Shareholder, or with respect to making the Offer or taking up and paying for Shares deposited under the Offer.

The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company in its sole discretion, regardless of the circumstances (including any action or inaction by the Company) giving rise to any such conditions, or may be waived by the Company, in its sole discretion, in whole or in part at any time. The failure by the Company at any time to exercise its rights under any of the foregoing conditions will not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances; and each such right will be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by the Company concerning the events described in this Section 7 will be final and binding on all parties.

Any waiver of a condition or the withdrawal of the Offer by the Company will be deemed to be effective on the date on which notice of such waiver or withdrawal by the Company is delivered or otherwise communicated to the Depositary. West Fraser, after giving notice to the Depositary of any waiver of a condition or the withdrawal of the Offer, will immediately make a public announcement of such waiver or withdrawal and provide or cause to be provided notice of such waiver or withdrawal to the TSX and the applicable Canadian securities regulatory authorities. If the Offer is withdrawn, the Company will not be obligated to take up, accept for purchase or pay for any Shares deposited under the Offer, and the Depositary will return all certificates for Deposited Shares, Letters of Transmittal and Notices of Guaranteed Delivery and any related documents to the parties by whom they were deposited.

8.	Extension and Variation of the Offer

Subject to applicable law, we expressly reserve the right, in our sole discretion, and regardless of whether or not any of the conditions specified in Section 7 of this Offer to Purchase, “Certain Conditions of the Offer” will have occurred, at any time or from time to time, to extend the period of time during which the Offer is open or to vary the terms and conditions of the Offer by giving written notice, or oral notice to be confirmed in writing, of extension or variation to the Depositary and by causing the Depositary to provide to all Shareholders, where required by law, as soon as practicable thereafter, a copy of the notice in the manner set forth in Section 12 of this Offer to Purchase, “Notice”. Promptly after giving notice of an extension or variation to the Depositary, but, in the case of an extension, no later than 9:00 a.m. (Vancouver time) on the next business day following the last previously scheduled or announced Expiration Date, we will make a public announcement of the extension or variation and provide or cause to be provided notice of such extension or variation to the TSX, NYSE and the applicable securities regulatory authorities. Any notice of extension or variation will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated by facsimile or electronic mail to the Depositary at its principal office in Toronto, Ontario.

Where the terms of the Offer are varied (other than a variation consisting solely of the waiver of a condition of the Offer), the period during which Shares may be deposited pursuant to the Offer will not expire before 10 days (except for any variation increasing or decreasing the percentage of Shares to be purchased, the consideration provided for under the Offer, in which case the Offer will not expire before 10 business days) after the date of the notice of variation, unless otherwise permitted by applicable law. In the event of any variation, all Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by us in accordance with the terms of the Offer, subject to Section 6 of this Offer to Purchase, “Withdrawal Rights”. An extension of the Expiration Date or a variation of the Offer does not constitute a waiver by us of our rights in Section 7 of this Offer to Purchase, “Certain Conditions of the Offer”.

If we make a material change in the terms of the Offer or the information concerning the Offer, we will extend the time during which the Offer is open to the extent required under applicable Canadian securities legislation and Regulation 14E under the Exchange Act.

We also expressly reserve the right, in our sole discretion, (a) to terminate the Offer and not take up and pay for any Shares not theretofore taken up and paid for upon the occurrence of any of the conditions specified in Section 7 of this Offer to Purchase, “Certain Conditions of the Offer”, and/or (b) at any time or from time to time, to vary the Offer in any respect, including increasing or decreasing the aggregate number of Shares that we may purchase or the Purchase Price, subject to compliance with applicable Canadian securities legislation and Regulation 14E under the Exchange Act.

Any such extension, delay, termination or variation will be followed as promptly as practicable by a public announcement. Without limiting the manner in which we may choose to make any public announcement, except as provided by applicable law, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through our usual news wire service.

9.	Taking Up and Payment for Deposited Shares

West Fraser will take up and pay for Shares to be purchased pursuant to the Offer promptly after the Expiration Date, but in any event not later than 10 days after such time, provided that the conditions of the Offer (as the same may be amended) have been satisfied or waived. West Fraser will pay for such Shares within three business days after taking up the Shares.

Number of Shares

For purposes of the Offer, we will be deemed to have accepted for payment, subject to pro-ration and the preferential acceptance of Shares deposited by Odd Lot Holders, Shares deposited and not withdrawn pursuant to Auction Tenders equal to or less than the Purchase Price and pursuant to Purchase Price Tenders if, as and when we give written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer.

Payment

Payment for Shares accepted for purchase pursuant to the Offer will be made on the date on which we deliver funds on account of the purchase price of the accepted Shares to the Depositary by bank transfer or other means satisfactory to the Depositary, who will act as agent for the depositing Shareholders for the purpose of receiving payment from West Fraser and transmitting such payment to the depositing Shareholders.

Under no circumstances will interest accrue or be paid by West Fraser or the Depositary on the Purchase Price to any person depositing Shares regardless of any delay in making payment, including any delay in making payment to any person using the guaranteed delivery procedures.

In the event of pro-ration of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders, the Company will determine the pro-ration factor and pay for those Deposited Shares accepted for payment promptly after the Expiration Date. However, the Company does not expect to be able to announce the final results of any such pro-ration for at least three business days after the Expiration Date.

All Deposited Shares not purchased, including all Shares deposited pursuant to Auction Tenders at prices in excess of the Purchase Price, Shares not purchased due to pro-ration and Shares not accepted for purchase, will be returned promptly after the Expiration Date or termination of the Offer without expense to the depositing Shareholder. Certificates for all Shares not purchased, including

Shares not purchased due to pro-ration and Shares not accepted for purchase, will be returned as soon as practicable after the Expiration Date or termination of the Offer without expense to the depositing Shareholder.

The Company reserves the right, in its sole discretion, to delay taking up or paying for any Shares or to terminate the Offer and not take up or pay for any Shares if any condition specified in Section 7 of this Offer to Purchase, “Certain Conditions of the Offer” is not satisfied or waived, by giving written notice thereof or other communication confirmed in writing to the Depositary. The Company also reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Shares in order to comply, in whole or in part, with any applicable law.

The Purchase Price for Shares deposited and purchased will be paid by cheque issued to the order of, and certificate(s) or equivalent DRS positions or ownership statements representing Shares not deposited or not purchased pursuant to the Offer will be issued to, the person signing the relevant Letter of Transmittal or to the order of such other person as identified by the person signing such Letter of Transmittal, by properly completing the appropriate boxes in such Letter of Transmittal. In the absence of an address being provided, cheques or certificates will be forwarded to the address of the person as shown on the share register for the Shares. Payments will be made net of any applicable withholding taxes. A Shareholder may also request that the Purchase Price for Shares deposited and purchased be paid by wire payment by properly completing the appropriate box in the Letter of Transmittal. The Purchase Price for Shares deposited by book-entry transfer and purchased will be paid by credit to the relevant account at CDSX.

The Depositary will forward, at the Company’s expense, cheques and certificates representing all certificated Shares not purchased by first-class insured mail, postage pre-paid, to the person signing the relevant Letter of Transmittal or to such other person or such other address as identified by the person in such Letter of Transmittal (unless, in the case of a cheque, the person signing the Letter of Transmittal instructs the Depositary to hold such certificates for Shares and/or cheques for pickup or, alternatively, to make a wire payment) by properly completing the appropriate boxes in such Letter of Transmittal. See Section 10 of this Offer to Purchase, “Payment in the Event of Mail Service Interruption”, in the event of real or possible mail service interruption. Any Shares deposited by book-entry transfer and not purchased will be credited to the relevant account at CDSX.

All Shares purchased by the Company pursuant to the Offer will be cancelled.

Each registered Shareholder who has tendered Shares pursuant to the Offer and whose Shares are taken up will receive payment of the Purchase Price in U.S. dollars, unless the Shareholder (i) has an address on record in Canada, and (ii) has elected to receive payment in Canadian dollars. Each Shareholder with an address on record in Canada will be entitled to make an election to receive payment in Canadian dollars by checking the applicable box on the Letter of Transmittal. Each Shareholder with an address on record outside of Canada will not have this option and will receive payment in U.S. dollars. There is no additional fee payable by Shareholders in Canada who make an election to receive payment in Canadian dollars to the default U.S. dollar currency payment.

Each non-registered Shareholder who has tendered Shares through a nominee pursuant to the Offer and whose Shares are taken up will receive payment of the Purchase Price in U.S. dollars, unless (i) the address of the nominee is Canada, and (ii) such non-registered Shareholder contacts the nominee in whose name such Shareholder’s Shares are registered and timely requests that the nominee make an election on its behalf to receive payment of the Purchase Price in Canadian dollars.

The exchange rate that will be used to calculate any payments to be made in Canadian dollars will be established by West Fraser based on the prevailing Bank of Canada exchange rate for U.S. dollars to Canadian dollars on the date of calculation of the currency conversion. The risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, will be solely borne by Shareholders who have elected to receive payment in Canadian dollars.

10.	Payment in the Event of Mail Service Interruption

Notwithstanding the provisions of the Offer, cheques in payment for Shares purchased under the Offer and certificates for any Shares to be returned will not be mailed if the Company determines that delivery by mail may be delayed. Persons entitled to cheques or certificates that are not mailed for this reason may take delivery at the office of the Depositary at which the deposited certificates for the Shares were delivered until the Company has determined that delivery by mail will no longer be delayed. West Fraser will provide notice, in accordance with Section 12 of this Offer to Purchase, “Notice”, of any determination not to mail under this Section 10, “Payment in the Event of Mail Service Interruption” as soon as reasonably practicable after such determination is made.

11.	Liens and Dividends

Shares acquired pursuant to the Offer will be acquired by the Company free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, provided that any dividends or distributions that may be paid, issued, distributed, made or transferred on or in respect of such Shares to Shareholders of record on or prior to the date upon which the Shares are taken up and paid for under the Offer will be for the account of such Shareholders. Each Shareholder of record on that date will be entitled to receive that dividend or distribution whether or not such Shareholder deposits Shares pursuant to the Offer. See Section 5 of the Circular, “Dividends and Dividend Policy”.

12.	Notice

Without limiting any other lawful means of giving notice, any notice to be given by the Company or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first-class mail, postage prepaid, to the registered holders of Shares at their respective addresses as shown on the share registers maintained in respect of the Shares and will be deemed to have been received on the first business day following the date of mailing. These provisions apply despite (i) any accidental omission to give notice to any one or more Shareholders, and (ii) an interruption of mail service following mailing. In the event of an interruption of mail service following mailing, the Company will use reasonable efforts to disseminate the notice by other means, such as publication. If post offices are not open for deposit of mail, or there is reason to believe there is or could be a disruption in all or any part of the postal service, any notice which the Company or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is issued by way of a news release and if it is published once in the National Edition of The Globe and Mail or the National Post and in a French language daily newspaper of general circulation in the Province of Québec and in The Wall Street Journal.

13.	Other Terms

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of the Company other than as contained in the Offer, and, if any such information or representation is given or made, it must not be relied upon as having been authorized by the Company.

It is a term of the Offer that for the purposes of subsection 191(4) of the Tax Act, the “specified amount” in respect of each Share will be an amount equal to US$79.95.

Shareholders should carefully consider the income tax consequences of accepting the Offer. See Section 12 of the Circular, “Income Tax Considerations”.

The Offer and all contracts resulting from the acceptance thereof will be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

West Fraser, in its sole discretion, will be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the validity of any acceptance of the Offer and the validity of any withdrawals of Shares. The Offer is not being made to, and deposits of Shares will not be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. West Fraser may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

The accompanying Circular, together with this Offer to Purchase, constitutes the issuer bid circular required under Canadian provincial securities legislation applicable to West Fraser with respect to the Offer.

The accompanying Circular contains additional information relating to the Offer.

Pursuant to Rule 13e-4(g) under the Exchange Act, West Fraser has filed with the SEC an Issuer Tender Offer Statement on Schedule 13E-4F, which contains additional information with respect to the Offer. The Schedule 13E-4F, including any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth under “Issuer Bid Circular – West Fraser Timber” with respect to information concerning our company. In any U.S. state or other jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on our behalf by one or more registered brokers or by dealers licensed under the laws of that jurisdiction.

DATED this 26th day of April, 2022 at Vancouver, British Columbia.

WEST FRASER TIMBER CO. LTD.

(Signed) Raymond Ferris
President and Chief Executive Officer

CIRCULAR

This Circular is being furnished in connection with our Offer to Purchase for cash Shares validly tendered pursuant to the Offer having an aggregate purchase price of not more than US$1.25 billion. Terms defined in the Offer to Purchase and not otherwise defined herein have the same meaning in this Circular. The terms and conditions of the Offer to Purchase, Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Reference is made to the Offer to Purchase for details of its terms and conditions.

1.	West Fraser Timber Co. Ltd.

West Fraser is a diversified wood products company with facilities in Canada, the U.S., the U.K. and Europe, manufacturing, selling, marketing and distributing lumber, engineered wood products (oriented strand board (“OSB”), laminated veneer lumber (“LVL”) and medium density fibreboard (“MDF”)), plywood, particleboard, pulp, newsprint, wood chips, other residuals and renewable energy.

Our business is comprised of 34 lumber mills, five pulp and paper mills and six renewable energy facilities, 15 OSB facilities, three MDF facilities, three plywood facilities, two particleboard facilities, one LVL facility, one treated wood facility and one veneer facility.

West Fraser is organized under the Business Corporations Act (British Columbia) and assumed its present form by the amalgamation of a group of companies under the laws of British Columbia.

Our executive office is located at 858 Beatty Street, Suite 501, Vancouver, British Columbia, Canada, V6B 1C1 and our registered office is located at 1500 - 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4N7.

Additional Information

We are subject to the continuous disclosure requirements of applicable Canadian provincial securities legislation and the rules of the TSX, as well as information requirements of the Exchange Act, and in accordance therewith, file periodic reports and other information with Canadian provincial and territorial securities regulators, the TSX and the SEC relating to our business, financial condition and other matters. Shareholders may access documents filed with Canadian provincial and territorial securities regulators through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Shareholders may access documents filed with or furnished to the SEC through the SEC’s Electronic Document Gathering and Retrieval System (EDGAR), which may be accessed at www.sec.gov.

Pursuant to Rule 13e-4(g) under the Exchange Act, West Fraser has filed with the SEC an Issuer Tender Offer Statement on Schedule 13E-4F, which contains additional information with respect to the Offer. The Offer, which constitutes a part of the Schedule 13E-4F, does not contain all of the information set forth in the Schedule 13E-4F.

Shareholders may read and copy any document that we file with, or furnish to, the SEC (including our Schedule 13E-4F relating to the Offer) at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Shareholders may also obtain copies of such documents from the public reference room of the SEC in Washington by paying a fee.

2.	Authorized Capital

Authorized Capital

Our authorized share capital consists of 430,000,000 shares divided into:

•	400,000,000 Shares;

•	20,000,000 Class B Common shares (the “Class B Shares”); and

•	10,000,000 Preferred shares, issuable in series (the “Preferred Shares”).

The Shares and Class B Shares are equal in all respects, including with respect to the right to dividends, rights upon dissolution or winding up and the right to vote, except that each Class B Share may at any time be exchanged for one Share.

Issued and Outstanding Share Capital

As at April 22, 2022, our issued share capital consisted of 99,371,752 Shares and 2,281,478 Class B Shares. No Preferred Shares are issued and outstanding.

Shares Subject to the Offer

The shares that are the subject of the Offer are our Shares. The Offer does not extend to any of our Class B Shares.

3.	Purpose and Effect of the Offer

We believe that the purchase of Shares under the Offer represents an equitable and efficient means of distributing an aggregate of up to US$1.25 billion in cash to Shareholders who elect to tender to the Offer, while at the same time proportionately increasing the equity interest in West Fraser of Shareholders who do not elect to tender. After giving effect to the Offer, we expect to have sufficient financial resources and working capital to conduct our ongoing business and operations. Further, the Offer is not expected to preclude us from pursuing our foreseeable business opportunities.

Background to the Offer

As at December 31, 2021, we had cash and short-term investments of approximately US$1.568 billion.

On January 11, 2022, we paid a dividend of US$0.20 per share on the Shares and Class B Shares in the capital of the Company to shareholders of record on December 28, 2021.

From January 1, 2022 to February 16, 2022, we purchased an additional 281,115 Shares under the 2021 NCIB at an average price of $114.72 per share (US$90.47 per share).

On February 15, 2022, our Board approved our 2022 normal course issuer bid (the “2022 NCIB”) allowing us to acquire an additional 10,194,000 Shares for cancellation until the expiry of the 2022 NCIB on February 22, 2023. We purchased for cancellation 3,994,389 Shares under the 2022 NCIB during the period from February 23, 2022 to April 19, 2022, the last date on which purchases were made under the 2022 NCIB prior to its suspension.

As at March 31, 2022, we had cash and short-term investments of approximately US$1.8 billion.

On April 5, 2022, we paid a dividend of US$0.25 per share on the Shares and Class B Shares in the capital of the Company to shareholders of record on March 18, 2022.

On March 28, 2022, our Board of Directors met to consider various matters, including the progress on repurchases of Shares under the 2022 NCIB and trends in the Company’s cash balance. The Board of Directors also received a capital allocation update presentation from management that was being prepared in connection with management’s review of available alternatives to return capital to shareholders (the “Capital Allocation Report”). As it was anticipated based on discussions with management that the final Capital Allocation Report may include a recommendation to proceed with a further substantial issuer bid, our Board of Directors considered it prudent to constitute an offer committee of the Board of Directors comprised of Mr. Reid Carter, Mr. Raymond Ferris, Mr. Hank Ketcham, Mr. Robert Phillips and Ms. Janice Rennie (the “Offer Committee”) to work with management to consider and provide recommendations to the Board of Directors regarding the size, structure, terms and timing of a 2022 substantial issuer bid. The Offer Committee was provided with the mandate to (i) review and discuss with management the recommendations to be made by management in the Capital Allocation Report, (ii) evaluate, consider and determine whether to recommend to the Board that the Company should proceed with a substantial issuer bid if recommended in the Capital Allocation Report, (iii) should an Offer be recommended, to recommend the maximum amount to be purchased under the Offer, the structure of the Offer, the timing of the Offer and the potential purchase price ranges for the Offer, (iv) engage a financial advisor in connection with the Offer, and (v) authorize management to instruct legal counsel to prepare the required form of Offer documents.

Following the Board Meeting, TD Securities was engaged to act as financial advisor in connection with the Offer and to provide the Liquidity Opinion.

On April 12, 2022, the Offer Committee met with representatives of management to receive the preliminary Capital Allocation Report with recommendations of management that included management’s analysis of the impact and merits of proceeding with a 2022 substantial issuer bid. The preliminary report included an overview of the Company’s 2022 cash forecast after accounting for planned expenditures and purchases under the 2022 NCIB, an assessment of options for returning additional cash to shareholders, potential ranges for the maximum amount of a 2022 substantial issuer bid and the forecasted impact on the Company’s cash position and a potential timeline for completion of a 2022 substantial issuer bid. Management also provided the Offer Committee with an update of the work being completed by TD Securities to enable TD Securities to provide the Liquidity Opinion should a 2022 substantial issuer bid be approved.

On April 19, 2022, the Board of Directors met to receive the Capital Allocation Report of Management and the report of the Offer Committee. Management presented the Capital Allocation Report to the Board of Directors and summarized the available capital allocation options that had been discussed with the Offer Committee and TD Securities and the merits and impact of these options. Management concluded with its analysis of the impacts and merits of proceeding with a return of capital through the completion of a substantial issuer bid generally on the terms of the Offer, which analysis highlighted factors to be considered by the Board in assessing the proposed Offer. The Board also received the report of the Offer Committee summarizing the factors discussed by the Offer Committee with Management, which included the funds available to complete the Offer, the currency of the Offer, the impact of the Offer on the Company’s financial and liquidity position and ability to undertake its capital plans for 2022 and the size, pricing, timing and structure of the Offer. Following the report of the Offer Committee, Management delivered its recommendation to the Board of Directors that the Company proceed with the Offer, which included the recommendations of Management as to the Maximum Tender Offer Amount, the U.S. dollar denomination of the Offer, the “modified Dutch auction” structure of the Offer, the ranges for the minimum and maximum tender price amounts and the timing of the commencement of the Offer. Representatives from TD Securities were in attendance at the meeting of the Board and provided TD Securities’ preliminary advice that based on the potential size and pricing of the Offer (i) a liquid market currently existed for the Shares, and (ii) it was reasonable to conclude that, on completion of the Offer in accordance with its terms, there will be a market for the holders of Shares who do not tender their Shares to the Offer that is not materially less liquid than the market that existed at the time of making the Offer. The representatives of TD Securities also confirmed that TD Securities would be in a position to deliver its formal Liquidity Opinion should an Offer be commenced. Based on these reports, the Board of Directors considered the proposed Offer, the specific terms of the Offer and whether the Offer would be in the best interests of West Fraser and its Shareholders. In evaluating the Offer, the Board of Directors gave careful consideration to a number of factors, including the following:

(a)        the Offer represented an opportunity for the Company to return up to US$1.25 billion of capital to Shareholders who elect to tender, while increasing the proportionate ownership interest of Shareholders who elect not to tender;

(b)        that it would be reasonable to conclude that, following the completion of the Offer, the Company will continue to have sufficient capital resources for any significant near term uses of capital (such as further acquisitions or unplanned capital projects);

(c)        after giving effect to the Offer, the Company will continue to have sufficient financial resources and working capital to conduct its ongoing business and operations and to pursue its business objectives, including completing its planned capital expenditure programs for 2022;

(d)        the Offer is not expected to preclude the Company from pursuing strategic acquisitions, its foreseeable business opportunities or the future growth of the Company’s business;

(e)        the Board’s belief that the repurchase of Shares represents an attractive investment and appropriate use of funds given that the recent trading price range of the Shares is not considered to be fully reflective of the value of our current business and future prospects;

(f)        the positive impact that the purchase of Shares would have on (i) West Fraser’s net asset value calculated on a per Share basis, (ii) West Fraser’s earnings calculated on a per Share basis, and (iii) West Fraser’s return on equity;

(g)        the Board’s belief that the Offer represented a prudent use of the Company’s financial resources given its business profile, assets, cash requirements and borrowing costs;

(h)        the Offer would reduce West Fraser’s Share count and therefore the required cash outlay at any given dividend (assuming the per share dividend amount of future dividends is substantially similar to the current per share dividend amount);

(i)        the Offer would provide Shareholders with an opportunity to realize on all or a portion of their investment in the Company should they desire liquidity in quantities and at prices which may otherwise be unavailable in the market;

(j)        the deposit of Shares under the Offer would be optional, the Offer would be available to all Shareholders, and all Shareholders would be free to accept or reject the Offer depending on their investment preferences or other considerations;

(k)        the Offer would provide Shareholders who are considering the sale of all or a portion of their Shares with the opportunity to sell such Shares for cash without the usual transaction costs associated with market sales;

(l)        Shareholders owning fewer than 100 common shares whose Shares are purchased pursuant to the Offer would be able to avoid the payment of brokerage commissions and also any odd lot discounts which may be applicable to a sale of Shares over the facilities of the TSX;

(m)        the Offer provides for equal and hence fair treatment of all Shareholders;

(n)        the Offer would not be conditional on any minimum number of Shares being deposited;

(o)        Shareholders who do not deposit their Shares pursuant to the Offer would realize a proportionate increase in their equity interest in the Company to the extent that Shares are purchased by us pursuant to the Offer;

(p)        Shareholders wishing to tender Shares would be able to do so pursuant to Auction Tenders or Purchase Price Tenders or by tendering a portion of Shares pursuant to Auction Tenders and another portion of Shares pursuant to Purchase Price Tenders;

(q)        the advice of TD Securities regarding the Offer and its ability to deliver the Liquidity Opinion in connection with the Offer; and

(r)        that it was reasonable to conclude that, following the completion of the Offer, there will be a market for holders of the Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer, both on the TSX and the NYSE (see “Liquidity of Market” below).

Following discussion, our Board of Directors unanimously determined that it would be in the best interests of West Fraser and its shareholders to proceed with the Offer on the following terms (i) a Maximum Offer Amount equal to US$1.25 billion of Shares, (ii) completion of the Offer by way of Auction Tenders and Purchase Price Tenders under a “modified Dutch auction” process, (iii) a minimum auction tender price for the Offer of US$80.00 per Share, corresponding to a maximum of 15,625,000 Shares, (iv) a maximum auction tender price for the Offer of US$95.00 per Share, corresponding to a minimum of 13,157,894 Shares should the maximum amount of the Offer be purchased, and (v) commencement of the Offer on April 26, 2022. Our Board of Directors further approved the final forms of the Offer and Circular, Letter of Transmittal and Notice of Guaranteed Delivery to be delivered to shareholders in connection with the Offer, subject to finalization of the amount of the Offer and pricing by the Offer Committee and with updates to reflect the final terms of the Offer. Our Board of Directors further delegated the further authority to the Offer Committee to review, assess and make conclusive determinations on behalf of the Board as to whether the conditions of the Offer, as set forth in this Circular, have been satisfied as of the Expiration Date. The foregoing summary of the factors considered by the Board of Directors is not, and is not intended to be, exhaustive. In view of the variety of factors and the amount of information considered in connection with its determination to proceed with the Offer, the Board of Directors did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion.

The Offer was announced by news release disseminated by West Fraser on April 20, 2022, prior to market open.

As a result of the announcement of the Offer, purchases of Shares under the 2022 NCIB were automatically suspended pending completion of the Offer. We may consider a resumption of purchases under the 2022 NCIB following the completion of the Offer based on market conditions and other material factors at that time.

Notwithstanding the foregoing considerations, before making any decision to tender or not tender Shares to the Offer, Shareholders should carefully consider the risks associated with our business, including the risks described our 2021 AIF and 2021 Annual MD&A, each as incorporated by reference herein.

Subject to certain exceptions, Canadian provincial securities legislation prohibits the Company and its affiliates from acquiring any Shares, other than pursuant to the Offer, until at least 20 business days after the Expiration Date or date of termination of the Offer. One of these exceptions would permit us to purchase additional Shares under our 2022 NCIB following the Expiration Date or date of termination of the Offer and we may make such purchases at that time. Any such purchases may be on the same terms or on terms that are more or less favourable to Shareholders than the terms of the Offer. Any possible future purchases by the Company will depend on many factors, including the market price of the Shares, the Company’s business and financial position, the results of the Offer and general economic and market conditions.

None of West Fraser, our Board of Directors or the Depositary makes any recommendation to any Shareholder as to whether to deposit or refrain from depositing any or all of such Shareholder’s Shares. No person has been authorized to make any such recommendation. Shareholders are urged to evaluate carefully all information in the Offer, consult their own investment and tax advisors and make their own decisions whether to deposit Shares and, if so, how many Shares to deposit. Shareholders should also carefully consider the income tax consequences of accepting the Offer. See Section 12 of this Circular, “Income Tax Considerations”.

Liquidity of Market

As at April 22, 2022, there were 99,371,752 Shares issued and outstanding, of which approximately 97,929,535 Shares comprised the “public float”, which excludes Shares beneficially owned, or over which control or direction is exercised, by “related parties” of West Fraser, as defined under applicable securities laws (which includes directors and senior officers of West Fraser and any of its subsidiaries as well as any person that beneficially owns or exercises control or direction over 10% or more of the issued and outstanding Shares). The maximum number of Shares that we are offering to purchase pursuant to the Offer is 15,625,000 Shares based on a Purchase Price of US$80.00 per share (which is the minimum price per share pursuant to the Offering), which represents 15.72% of the Shares issued and outstanding as at April 22, 2022. In the event West Fraser takes up and purchases the maximum number of Shares pursuant to the Offer, and none of the “related parties” deposit their Shares pursuant to the Offer, the public float will comprise approximately 82,304,535 Shares (assuming that there are no new “related parties” as a result of the Offer).

We are relying on the “liquid market exemption” specified in MI 61-101 from the requirement to obtain a formal valuation applicable to the Offer. Accordingly, the valuation requirements of securities regulatory authorities in Canada applicable to issuer bids generally are not applicable in connection with the Offer.

We have determined that there is a liquid market in the Shares because:

(a)	there is a published market for the Shares (the TSX and NYSE);

(b)	during the 12 month period before April 20, 2022 (the date the Offer was announced):

(i)        the number of issued and outstanding Shares was at all times at least 5,000,000 (excluding Shares beneficially owned, or over which control and direction was exercised, by related parties) all of which Shares are fully tradeable;

(ii)        the aggregate trading volume of Shares on the TSX was at least 1,000,000 Shares;

(iii)        there were at least 1,000 trades in the Shares on the TSX; and

(iv)        the aggregate value of the trades in the Shares on the TSX was at least $15,000,000; and

(c)

the market value of the Shares on the TSX, as determined in accordance with MI 61-101, was at least $75,000,000 for March 2022 (the calendar month preceding the calendar month in which the Offer was announced).

On April 19, 2022, at the meeting of our Board of Directors at which the Offer was approved and following the preliminary advice received from TD Securities, our Board of Directors was of the view that both as of the date thereof and following the taking up of Shares pursuant to this Offer, there was and will continue to be a liquid market for the Shares. While not required under applicable securities laws, the Offer Committee subsequently requested and received the Liquidity Opinion from TD Securities, as advisor to the Company, on April 19, 2022. The Liquidity Opinion states that based upon and subject to the qualifications, assumptions and limitations contained therein and such other matters as TD Securities considered relevant, it is TD Securities’ opinion as of April 19, 2022 that: (a) a liquid market exists for the Shares; and (b) it is reasonable to conclude that, on completion of the Offer in accordance with its terms, there will be a market for the holders of Shares who do not tender their Shares to the Offer that is not materially less liquid than the market that existed at the time of making the Offer. The full text of the Liquidity Opinion, setting out the assumptions made, matters considered and limitations and qualifications on the review undertaken by TD Securities in connection with the Liquidity Opinion, is attached as Schedule A to this Circular. The summary of the Liquidity Opinion in this Circular is qualified in its entirety by reference to the full text of the Liquidity Opinion. The Liquidity Opinion is not a recommendation to any shareholder as to whether to deposit or refrain from depositing Shares.

Our Board of Directors urges Shareholders to read the Liquidity Opinion in its entirety. See Schedule A to this Circular.

Based on the liquid market test set out above and on the Liquidity Opinion of TD Securities, we have determined that it is reasonable to conclude that, following the completion of the Offer, there will be a market for holders of the Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of making the Offer.

Accordingly, the valuation requirements of securities regulatory authorities in Canada applicable to issuer bids generally are not applicable in connection with the Offer.

For further information, see the tables and information included in Section 4 of this Circular, “Price Range of Shares”, Section 5 of this Circular, “Dividends and Dividend Policy” and Section 6 of this Circular, “Previous Distributions and Purchases of Securities”.

Additional Securities Law Considerations

West Fraser is a reporting issuer (or the equivalent thereof) in each of the provinces of Canada, and the Shares are listed on the TSX. We believe that the purchase of Shares pursuant to the Offer will not result in: (i) West Fraser ceasing to be a reporting issuer in any jurisdiction in Canada or (ii) the Shares being delisted from the TSX.

West Fraser is a reporting issuer under the Exchange Act and the Shares are registered under Section 12(b) of the Exchange Act and are listed on the NYSE. We believe that the purchase of Shares pursuant to the Offer will not result in: (i) the Shares becoming eligible for deregistration under Section 12(b) of the Exchange Act or (ii) the Shares being delisted from the NYSE. The Offer is conditioned upon, among other things, our having determined that the consummation of the Offer is not reasonably likely to cause the Shares to be delisted from the NYSE or to be eligible for deregistration under the Exchange Act.

4.	Price Range of Shares

Our Shares are listed on the TSX and NYSE under the trading symbol “WFG”. Our Shares became traded on NYSE on February 1, 2021.

The following tables set forth information relating to the trading of our Shares on the TSX and NYSE from October 1, 2021 to the date of this Offer, as compiled from published financial sources. Information regarding the trading price and volume of our Shares on the TSX and the NYSE for each month of 2021 is included in our 2021 AIF under the heading “Item 5 – Capital Structure – Market for Securities”.

Month	TSX Price Range		Total Volume (000’s)
	High	Low

October 2021	114.37	97.52	9,218

November 2021	112.45	97.43	11,126

December 2021	124.74	105.40	8,950

January 2022	126.72	108.49	9,620

February 2022	128.89	114.43	8,285

March 2022	130.13	102.86	14,620

April 1 to 22, 2022	114.30	89.95	11,769

Month	NYSE Price Range (in US$)		Total Volume (000’s)
	High	Low

October 2021	92.46	78.78	6,015

November 2021	88.66	78.49	4,492

December 2021	97.59	82.57	4,975

January 2022	101.83	85.74	5,562

February 2022	101.70	89.13	5,621

March 2022	102.61	82.32	7,859

April 1 to 22, 2022	91.57	71.42	5,628

On April 19, 2022, the last trading day before the terms of the Offer were announced, the closing price of the Shares on the TSX was $101.20 per share and on the NYSE was US$80.22 per share.

The minimum price per share of US$80.00 offered in the Offer is less than the closing price per share on the NYSE on the last trading day before the announcement of the terms of the Offer.

Shareholders are urged to obtain current market quotations for the Shares.

5.	Dividends and Dividend Policy

Dividends are payable on the Shares of West Fraser if and when declared by our Board of Directors. Any dividends that we declare on our shares take into account all factors that the Board of Directors considers relevant, including our available cash flow, financial condition and capital requirements. The declaration of dividends by our Board and the amount of those dividends is at the discretion of the Board of Directors.

Since January 1, 2020, we have paid the following dividends to holders of our Shares:

Date of Payment of Dividend	Amount of Dividend (per share)

April 5, 2022	US$0.25

January 11, 2022	US$0.20

October 5, 2021	$0.25

July 6, 2021	$0.25

April 1, 2021	$0.20

January 12, 2021	$0.20

October 14, 2020	$0.20

September 9, 2020	$0.20

July 15, 2020	$0.20

January 10, 2020	$0.20

6.	Previous Distributions and Purchases of Securities

Previous Purchases of Securities

On February 17, 2021, our Board approved the 2021 NCIB allowing us to acquire an additional 6,044,000 Shares for cancellation until the expiry of the 2021 NCIB on February 16, 2022. On June 11, 2021, we amended our 2021 NCIB to increase the number of Shares that we are authorized by the TSX to purchase to up to 9,582,470 Shares. From February 17, 2021 to February 16, 2022, we purchased 7,340,311 Shares under the 2021 NCIB at an average price of $93.63 per share (US$75.21 per share).

On February 15, 2022, our Board approved our 2022 NCIB allowing us to acquire an additional 10,194,000 Shares for cancellation until the expiry of the 2022 NCIB on February 22, 2023. During the period from February 23, 2022 to April 19, 2022, being the last date on which purchases were made under the 2022 NCIB prior to its suspension, we purchased 3,994,389 Shares under the 2022 NCIB at an average price of $106.65 per share (US$84.50 per share).

We have suspended purchases of our Shares pursuant to our 2022 NCIB until after the Expiration Date or date of termination of the Offer. Purchases pursuant to the 2022 NCIB are by way of open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if we receive an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases pursuant to the 2022 NCIB.

Previous Sales of Securities

Except as described under “Previous Distributions of Shares” below, during the 12 months preceding the date of the Offer, no securities were sold by the Company.

Previous Distributions of Shares

The following table sets out details of all Shares distributed by West Fraser during the five years prior to the date of this Offer.

Date	Price per Common Share	Number of Shares	Aggregate Value Received

Acquisition of Norbord

February 1, 2021	$81.94	54,484,188	$4,464,434,365

Stock Option Exercises (1)

2017 Option Exercises (Aggregate)	$12.36	20,000	$247,100

2019 Option Exercises (Aggregate)	$31.65	9,529	$301,587

2020 Option Exercises (Aggregate)	$40.97	1,000	$40,970

February 19, 2021	$58.58	20,250	$1,186,184

February 21, 2021	$25.75	55,000	$1,416,250

March 9, 2021	$40.97	1,000	$40,970

March 23, 2021	$38.95	1,350	$52,583

March 31, 2021	$44.82	42,329	$1,897,141

April 1, 2021	$45.49	75	$3,412

April 7, 2021	$38.95	2,700	$105,165

April 8, 2021	$41.90	1,000	$41,900

April 16, 2021	$51.80	2,700	$139,860

May 11, 2021	$68.70	2,025	$139,118

September 8, 2021	$40.97	1,000	$40,970

December 15, 2021	$23.68	1,000	$23,675

December 17, 2021	$46.02	1,023	$47,078

(1) Price per Common Share represents exercise price

Date	Price per Common Share	Number of Shares	Aggregate Value Received

Employee Share Purchase Plan

2017 (Aggregate)	$53.61	9,113	$488,548

2018 (Aggregate)	$83.44	8,590	$716,750

2019 (Aggregate)	$51.05	12,800	$653,440

2020 (Aggregate)	$51.44	14,885	$764,141

July 13, 2020(1)	$51.20	1,188	$60,826

August 12, 2020(1)	$66.42	1,185	$78,708

September 11, 2020(1)	$67.59	841	$56,843

October 14, 2020(1)	$63.79	890	$56,773

November 16, 2020(1)	$69.09	1,015	$70,126

December 10, 2020(1)	$79.72	825	$65,769

January 14, 2021	$80.34	825	$66,281

February 12, 2021	$89.11	777	$69,238

March 12, 2021	$82.67	714	$59,026

April 12, 2021	$96.79	630	$60,978

(1)	Included in the 2020 Aggregate figures

The following table sets out details of all stock options to purchase Shares that were issued or granted by West Fraser during the 12 months prior to the date of this Offer:

Date	Type of Security Issued	Exercise or Conversion Price Per Common Share	Number of Shares Issuable Upon Exercise or Conversion

Share Option Plan

February 18, 2022	Stock Options	$123.63	124,566

7.	Interest of Directors and Officers and Transactions and Arrangements Concerning Securities

Interest of Directors and Officers

Except as set forth in the Offer, neither we nor, to our knowledge, any of our officers or directors, are a party to any contract, arrangement or understanding, formal or informal, with any security holder relating, directly or indirectly, to the Offer or with any other person or company with respect to any securities of our company in relation to the Offer, nor are there any contracts or arrangements made or proposed to be made between us and any of our directors or officers and no payments or other benefits are proposed to be made or given by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful.

Except as disclosed in the Offer, neither we nor, to our knowledge, any of our officers or directors have current plans or proposals which relate to, or would result in, any extraordinary corporate transaction involving us, such as a “going private transaction”, a merger, a reorganization, the sale or transfer of a material amount of our assets or the assets of any of our subsidiaries (although we from time to time may consider various acquisition or divestiture opportunities), any material change in our present Board of Directors or management, any material change in our indebtedness or capitalization, any other material change in our business or corporate structure, any material change in our Articles, or actions that could cause any class of equity securities of our company to be delisted from the TSX or the NYSE, and any class of equity securities of our company to become eligible for termination of registration under the Exchange Act or any actions similar to any of the foregoing.

Ownership of the Securities of the Company

To our knowledge, after reasonable inquiry, the following table indicates, as of April 22, 2022, the number of securities of our company beneficially owned or over which control or direction is exercised, by each of our directors and officers and, after reasonable inquiry, by (a) each associate or affiliate of an insider, each as defined in applicable law, of West Fraser, (b) each associate or affiliate of our company, (c) each other insider, as defined in applicable law, of West Fraser, and (d) each person acting jointly or in concert with West Fraser.

Name	Position with Company	Shares(1)		Stock Options		DSUs		PSUs		RSUs
		Number	% of o/s(3)(8)	Number	% of o/s(4)	Number	% of o/s(5)	Number	% of o/s(6)	Number	% of o/s(7))

Henry H. Ketcham	Chairman of the Board and Director	395,896 (2)	0.39	Nil	N/A	933	0.91	Nil	N/A	Nil	N/A

Raymond Ferris	President, Chief Executive Officer and Director	39,452	0.04	208,627	19.70	Nil	N/A	41,900	25.46	Nil	N/A

Reid Carter	Director	3,000	—	Nil	N/A	11,798	11.57	Nil	N/A	Nil	N/A

John N. Floren	Director	Nil	N/A	Nil	N/A	7,962	7.81	Nil	N/A	Nil	N/A

Brian G. Kenning	Director	1,200	—	Nil	N/A	6,144	6.02	Nil	N/A	Nil	N/A

Marian Lawson	Director	Nil	N/A	Nil	N/A	3,247	3.18	Nil	N/A	Nil	N/A

Colleen McMorrow	Director	Nil	N/A	Nil	N/A	2,609	2.56	Nil	N/A	Nil	N/A

Robert L. Phillips	Director	11,000	0.01	Nil	N/A	17,138	16.81	Nil	N/A	Nil	N/A

Janice G. Rennie	Director	1,000	—	Nil	N/A	20,725	20.32	Nil	N/A	Nil	N/A

Gillian D. Winckler	Director	1,750	—	Nil	N/A	7,016	6.88	Nil	N/A	Nil	N/A

Ellis Ketcham Johnson	Director	1,004,990	0.99	Nil	N/A	Nil	N/A	Nil	N/A	Nil	N/A

Kevin Burke	SVP, Wood Products	9,437	—	37,280	3.52	4,215	4.13	4,075	2.48	NIL	N/A

Keith Carter	SVP, Western Canada	7,793	—	37,465	3.54	Nil	N/A	6,215	3.78	Nil	N/A

James Gorman	VP, Corporate and Government Relations	5,374	—	23,500	2.22	Nil	N/A	6,345	3.86	Nil	N/A

Robin Lampard	SVP, Finance	10,074	0.01	44,658	4.22	Nil	N/A	5,205	3.16	6,738	37.65

Name	Position with Company	Shares(1)		Stock Options		DSUs		PSUs		RSUs
		Number	% of o/s(3)(8)	Number	% of o/s(4)	Number	% of o/s(5)	Number	% of o/s(6)	Number	% of o/s(7)

Christopher McIver	SVP, Marketing and Corporate Development	7,154	—	87,583	8.27	Nil	N/A	8,810	5.35	Nil	N/A

Sean McLaren	Chief Operating Officer	10,083	0.01	69,245	6.54	Nil	N/A	8,715	5.29	Nil	N/A

Alan McMeekin	SVP, Europe	7,425	—	36,740	3.47	Nil	N/A	3,555	2.16	Nil	N/A

Christopher Virostek	VP, Finance and Chief Financial Officer	5,317	—	52,304	4.94	Nil	N/A	11,300	6.87	Nil	N/A

Notes:

(1)

Includes Shares and Class B shares. Does not include any Shares that may have been issued during 2022 to any of our officers who (i) is a participant in one of our employee share purchase plans, and (ii) has elected under our dividend reinvestment program to receive Shares in lieu of cash dividends in respect of dividends paid in 2022.

(2)

Includes 317,168 Shares and 78,728 Class B Shares (representing 3.45% of the issued and outstanding Class B shares). Does not include 3,912,718 Shares and 1,743,228 Class B Shares held by Ketcham Investments, Inc., a company which is controlled by the family of Mr. Ketcham.

(3)	Based on 99,371,752 Shares and 2,281,478 Class B shares outstanding as of April 22, 2022.

(4)	Based on 1,059,217 stock options outstanding as of April 22, 2022.

(5)	Based on 101,978 deferred share unit (“DSUs”) outstanding as of April 22, 2022.

(6)	Based on 164,590 performance share units (“PSUs”) outstanding as of April 22, 2022.

(7)	Based on 17,953 restricted share units (“RSUs”) outstanding as of April 22, 2022.

(8)	“–” denotes that the amount is less than 0.01%.

8.	Commitments to Acquire Shares

West Fraser has no agreements, commitments or understandings to acquire securities of the Company, other than pursuant to the Offer. To the knowledge of the Company, after reasonable inquiry, no person named under Section 7 of this Circular, “Interest of Directors and Officers and Transactions and Arrangements Concerning Securities” has any agreement, commitment or understanding to acquire securities of the Company.

9.	Benefits from the Offer and Effect on Interested Parties

No person named under Section 7 of this Circular, “Interest of Directors and Officers and Transactions and Arrangements Concerning Securities” will receive any direct or indirect benefit from accepting or refusing to accept the Offer other than the Purchase Price for any Shares tendered to the Offer and purchased by the Company in accordance with the terms of the Offer.

10.	Material Changes in the Affairs of the Company

Except as otherwise described, referred to, or incorporated by reference in the Offer to Purchase or this Circular, our directors and officers are not aware of any plans or proposals for material changes in the affairs of West Fraser, or of any undisclosed material changes that have occurred since February 15, 2022, being the date on which our 2021 AIF, 2021 Annual MD&A and 2021 Audited Financial Statements were filed by us on the Canadian Securities Administrators’ SEDAR website at www.sedar.com, and on EDGAR which may be accessed at the SEC’s website at www.sec.gov.

11.	Intention to Deposit Shares

To our knowledge and to the knowledge of our directors and officers, after reasonable inquiry, none of our directors or officers, no associate or affiliate of our directors or officers, none of our associates or affiliates, none of our other insiders as defined in applicable law and no person or company acting jointly or in concert with our company, will deposit any of such person’s Shares pursuant to the Offer.

12.	Income Tax Considerations

Certain Canadian Federal Income Tax Considerations

General

West Fraser has been advised by McMillan LLP that the following summary describes, as at the date hereof, certain of the material Canadian federal income tax consequences generally applicable to a sale of Shares pursuant to the Offer by a Shareholder who, for purposes of the Tax Act and at all relevant times, (i) holds the Shares as capital property, (ii) deals at arm’s length and is not affiliated with West Fraser, and (iii) is not exempt from tax under the Tax Act (each, a “Holder”). Generally, a Holder will be considered to hold Shares as capital property provided the Holder does not hold the Shares in the course of carrying on a business and the Holder has not acquired the Shares in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Holders who are, or are deemed to be, resident in Canada for purposes of the Tax Act may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Shares, and every other “Canadian security”, as defined in the Tax Act, owned by such Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. A Holder considering making such an election should consult with their own tax advisors in this regard with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable having regard to their particular circumstances.

This summary does not apply to: (i) a Holder that is a “financial institution” (as defined in the Tax Act for the purposes of the “mark-to-market” rules in the Tax Act), (ii) a Holder an interest in which is a “tax shelter investment” (as defined in the Tax Act), (iii) a Holder that is a “specified financial institution” (as defined in the Tax Act), (iv) a Holder that has made a “functional currency” election under section 261 of the Tax Act to report its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian dollars, (v) a Holder that has entered into, or enters into, a “derivative forward agreement”, “synthetic disposition arrangement” or “dividend rental arrangement” (each as defined in the Tax Act) with respect to its Shares, (vi) a Holder who is or was an employee of the Company and who acquired

Shares in respect of, in the course of, or by virtue of, the employment, including pursuant to an employee stock option or as participant in the ESPP, (vii) a Holder that is a foreign affiliate of a taxpayer resident in Canada, or (viii) a Holder that is a corporation that is resident in Canada (or a corporation that does not deal at arm’s length with a corporation resident in Canada) that is, or becomes as part of a transaction or event or series of transactions or events, controlled by non-resident persons for the purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act. All such Holders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act and the regulations thereunder and on our understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) publicly available prior to the date of this Circular. This summary also takes into account all specific proposals to amend the Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Circular (the “Proposed Amendments”), and assumes that all such Proposed Amendments will be enacted in the form proposed. No assurances can be given that the Proposed Amendments will be enacted in the form proposed, or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by judicial, governmental or legislative action or decision, or changes in the administrative policies or assessing practices of the CRA, nor does it take into account any other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

This summary is of a general nature only, and is not exhaustive of all possible Canadian federal income tax considerations applicable to a Holder in connection with a sale of Shares to the Company pursuant to the Offer. This summary is not intended to be, nor should it be construed as, legal or tax advice to any particular Holder, and no representation is made with respect to the income tax consequences to any particular Holder. Accordingly, all Shareholders (including Holders as defined above) should consult their own tax advisors with respect to their particular circumstances. The discussion below is qualified accordingly.

The deemed dividend tax treatment described below on a sale of Shares to the Company pursuant to the Offer differs from the capital gains (or capital loss) treatment that would generally apply to a sale of Shares by a Holder in the market. Holders who are contemplating selling their Shares pursuant to the Offer should consult their own tax advisors to determine whether participating in the Offer (or selling Shares in the market as an alternative) would be prudent in their own particular circumstances.

Canadian Currency

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding, disposition or deemed disposition of a Share must be expressed in Canadian dollars. Amounts denominated in another currency (if any) must be converted into Canadian dollars using the applicable rate of exchange (for purposes of the Tax Act) quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

Holders Resident in Canada

This portion of the summary, subject to the discussion under “General” above, generally applies to Holders who, for the purposes of the Tax Act and at all relevant times, are resident or deemed to be resident in Canada (each, a “Canadian Resident Shareholder”).

Disposition of Shares and Deemed Dividend

A Canadian Resident Shareholder who sells Shares to West Fraser pursuant to the Offer will be deemed to receive a taxable dividend equal to the excess of the amount paid by West Fraser for the Shares over their “paid-up capital” for purposes of the Tax Act. West Fraser estimates that the paid-up capital per Share as of the date hereof is not more than approximately $17.49 for purposes of the Tax Act. As a result, West Fraser expects that a Canadian Resident Shareholder who sells Shares to West Fraser pursuant to the Offer will be deemed to receive a significant dividend for purposes of the Tax Act. The exact quantum of the deemed dividend cannot be guaranteed.

Any dividend deemed to be received by a Canadian Resident Shareholder who is an individual will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by Canadian resident individuals from a taxable Canadian corporation, including the enhanced gross-up and dividend tax credit if West Fraser validly designates the dividend as an “eligible dividend” for purposes of the Tax Act. There may be limitations on the ability of a corporation to designate dividends as eligible dividends. Subject to such limitations, West Fraser intends to designate all deemed dividends arising as a result of a sale of Shares pursuant to the Offer as eligible dividends for these purposes.

Subject to the application of subsection 55(2) of the Tax Act, as described below, any dividend deemed to be received by a Canadian Resident Shareholder that is a corporation will be included in computing such Canadian Resident Shareholder’s income as a dividend, and will ordinarily be deductible in computing its taxable income (subject also to all other limitations under the Tax Act). To the extent that such a deduction is available, private corporations (as defined in the Tax Act) and certain other corporations may be liable to pay a special tax (refundable in certain circumstances) under Part IV of the Tax Act.

Under subsection 55(2) of the Tax Act, a Canadian Resident Shareholder that is a corporation may be required to treat all or a portion of any deemed dividend that is otherwise deductible in computing taxable income instead as proceeds of disposition and not as a dividend, generally in circumstances where the Canadian Resident Shareholder would have realized a capital gain if it had disposed of any Share at fair market value immediately before the sale of Shares to the Company and the sale to the Company resulted in a significant reduction in such capital gain. The application of subsection 55(2) involves a number of factual considerations that will differ for each Canadian Resident Shareholder, and a Canadian Resident Shareholder to whom it may be relevant is urged to consult its own tax advisors concerning its application having regard to the Canadian Resident Shareholder’s particular circumstances.

The amount paid by West Fraser pursuant to the Offer for the Shares less any amount deemed to be received by the Canadian Resident Shareholder as a dividend (after the application of subsection 55(2), in the case of a corporate Canadian Resident Shareholder) will be treated as proceeds of disposition of the Shares. The Canadian Resident Shareholder will realize a capital gain (or capital loss) on the disposition of the Shares equal to the amount by which the Canadian Resident Shareholder’s proceeds of disposition, net of any costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian Resident Shareholder of the Shares sold to West Fraser pursuant to the Offer.

Taxation of Capital Gains and Losses

Generally, a Canadian Resident Shareholder will be required to include in computing its income for a taxation year one-half of any capital gain (a “taxable capital gain”) realized by it in that year.

Subject to and in accordance with the provisions of the Tax Act, a Canadian Resident Shareholder must deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Canadian Resident Shareholder in that year, and any excess may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to the rules of the Tax Act.

The amount of a capital loss realized on the disposition of a Share by a Canadian Resident Shareholder that is a corporation may, to the extent and under the circumstances specified in the Tax Act, be reduced by the amount of dividends received or deemed to be received on the Shares (including dividends deemed to be received as a result of the sale of Shares to the Company pursuant to the Offer). Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Shares, directly or indirectly through a partnership or trust. Canadian Resident Shareholders who may be affected by these rules are urged to consult with their own tax advisors in this regard.

A Canadian Resident Shareholder who is an individual, including most trusts, may have all or a portion of any capital loss on the sale of Shares pursuant to the Offer denied if the “superficial loss” rules in the Tax Act apply. Those rules may apply where the Canadian Resident Shareholder (or a person affiliated with the Canadian Resident Shareholder for purposes of the Tax Act) acquires additional Shares in the period commencing 30 days prior to, and ending 30 days after, the disposition of the Shares pursuant to the Offer. Canadian Resident Shareholders are urged to consult their own tax advisors concerning the application of the “superficial loss” rules having regard to their particular circumstances.

Similarly, a Canadian Resident Shareholder that is a corporation may have all or a portion of any capital loss on the sale of the Shares pursuant to the Offer suspended if it (or a person affiliated with it for purposes of the Tax Act) acquires additional Shares in the period commencing 30 days prior, and ending 30 days after, the disposition of Shares pursuant to the Offer. A Canadian Resident Shareholder that is a corporation is urged to consult its own tax advisors with respect to the potential application of the “suspended loss” rules having regard to their particular circumstances.

A Canadian Resident Shareholder that is a Canadian-controlled private corporation throughout the year (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” for the year, which is defined to include an amount in respect of taxable capital gains (but not dividends, or deemed dividends, that are deductible in computing taxable income).

Alternative Minimum Tax

A capital gain realized, or a dividend received (or deemed to be received) by a Canadian Resident Shareholder who is an individual, including a trust (other than certain specified trusts), as a result of the sale of Shares pursuant to the Offer, may give rise to a liability for alternative minimum tax. Such Canadian Resident Shareholders should consult their own tax advisors with respect to the alternative minimum tax rules set out in the Tax Act.

Holders Not Resident in Canada

The following portion of the summary is, subject to the discussion under “General” above, applicable to a Holder who, for purposes of the Tax Act and at all relevant times: (i) is not resident or deemed to be resident in Canada, (ii) does not use or hold, and is not deemed to use or hold, its Shares in connection with carrying on a business in Canada, and (iii) is not an insurer that carries on an insurance business in Canada and elsewhere. A Holder that meets all the foregoing requirements is referred to in this part of the summary as a “Non-Canadian Resident Shareholder”.

A Non-Canadian Resident Shareholder who sells Shares to West Fraser pursuant to the Offer will be deemed to receive a dividend equal to the excess of the amount paid by West Fraser for the Shares over their “paid-up capital” for purposes of the Tax Act. West Fraser estimates that the paid-up capital per Share as of the date hereof is not more than approximately $17.49 for purposes of the Tax Act. As a result, West Fraser expects that a Non-Canadian Resident Shareholder who sells Shares pursuant to the Offer will be deemed to receive a significant dividend for purposes of the Tax Act. The exact quantum of the deemed dividend cannot be guaranteed. Any such dividend will be subject to Canadian withholding tax at a rate of 25% or such lower rate as the Non-Canadian Resident Shareholder may be able to claim under the terms of an applicable tax treaty. For example, a dividend received or deemed to be received by a Non-Canadian Resident Shareholder that (i) is a resident of the United States for the purposes of the Canada-United States Income Tax Convention (the “U.S. Treaty”), (ii) can substantiate eligibility for the benefits under the U.S. Treaty, and (iii) is the beneficial owner of such dividends will generally be subject to withholding tax at a treaty-reduced rate of 15% (or 5% if such beneficial owner of the dividends is a company that owns at least 10% of the issued and outstanding voting shares of West Fraser).

The amount paid by West Fraser for the Shares (less any amount deemed to be received by the Non-Canadian Resident Shareholder as a dividend) will be treated as proceeds of disposition of the Shares. A Non-Canadian Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Shares pursuant to the Offer unless the Shares are “taxable Canadian property” to the Non-Canadian Resident Shareholder at the time of such sale and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable tax treaty (if any). Generally, provided the Shares are listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX) at the time of disposition, the Shares will not constitute taxable Canadian property to a Non-Canadian Resident Shareholder unless, at any time during the 60-month period immediately preceding the disposition, the following two conditions are satisfied concurrently: (a) the Non-Canadian Resident Shareholder, persons with whom the Non-Canadian Resident Shareholder did not deal at arm’s length for purposes of the Tax Act, partnerships in which the Non-Canadian Resident Shareholder or such non-arm’s length persons holds a membership interest directly or indirectly, or the Non-Canadian Resident Shareholder together with all such foregoing persons, owned 25% or more of the issued shares of any class of West Fraser AND (b) more than 50% of the fair market value of the Shares was derived directly or indirectly from any one or combination of (i) real or immovable property situated in Canada, (ii) Canadian resource properties as defined in the Tax Act, (iii) timber resource properties as defined in the Tax Act, and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (i) to (iii), whether or not that property exists. Notwithstanding the foregoing, a Share may also be deemed to be taxable Canadian property to a Non-Canadian Resident Shareholder in certain other circumstances specified in the Tax Act.

If a Share is taxable Canadian property to a Non-Canadian Resident Shareholder, any gain realized on a disposition of the Share may in certain circumstances be exempt from tax under the Tax Act pursuant to the provisions of an applicable tax treaty (if any). Non-Canadian Resident Shareholders should consult their own tax advisors in this regard.

In the event a Share is taxable Canadian property to a Non-Canadian Resident Shareholder at the time of disposition and the capital gain realized on disposition of the Share is not exempt from tax under the Tax Act pursuant to the provisions of an applicable tax treaty, the tax consequences in respect of capital gains described above under “Shareholders Resident in Canada – Taxation of Capital Gains and Losses” will generally apply.

IN VIEW OF THE DEEMED DIVIDEND TAX TREATMENT DESCRIBED ABOVE ON A SALE OF SHARES PURSUANT TO THE OFFER, AND THE RESULTING CANADIAN WITHHOLDING TAX, SHAREHOLDERS THAT ARE NOT RESIDENT IN CANADA SHOULD CONSULT THEIR OWN ADVISORS REGARDING THE POSSIBILITY OF SELLING SHARES IN THE MARKET AS AN ALTERNATIVE TO ACCEPTING THE OFFER.

Certain United States Federal Income Tax Considerations

The following is a discussion of certain U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) who tender and sell Shares to the Company pursuant to the Offer. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury regulations under the Code, published rulings, court decisions, and the U.S. Treaty, all as currently in effect and available as of the date of this Circular. Changes in these authorities, possibly on a retroactive basis, may cause the tax consequences to vary substantially from the consequences described below. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

This is not a complete description of all of the U.S. federal income tax consequences applicable to U.S. Holders participating in the Offer and, in particular, does not address U.S. federal income tax considerations applicable to U.S. Holders that are subject to special rules, such as:

(a)	financial institutions;

(b)	regulated investment companies;

(c)	dealers in securities or currencies;

(d)	traders in securities that have elected the mark-to-market method of accounting for their securities;

(e)	partnerships, S corporations or other pass-through entities that hold Shares;

(f)	U.S. Holders that hold their Shares as part of a hedge, straddle, conversion or other “synthetic security” or integrated investment;

(g)	insurance companies;

(h)	entities that are tax-exempt for U.S. federal income tax purposes;

(i)

persons that have owned, or are deemed to have owned, or will own after the purchase of the Shares pursuant to the Offer, 10% or more of the total combined voting power or value of all outstanding shares of the Company;

(j)	U.S. Holders who acquired their Shares in connection with a stock option plan or in any other compensatory transaction;

(k)	U.S. Holders subject to the alternative minimum tax;

(l)	U.S. Holders who are U.S. expatriates or former long-term residents of the United States;

(m)	U.S. Holders that have a functional currency other than the U.S. dollar;

(n)	U.S. Holders subject to special tax accounting rules;

(o)	U.S. Holders that are subject to taxing jurisdictions other than, or in addition to, the United States; and

(p)	U.S. Holders that do not hold the Shares as “capital assets” (within the meaning of Section 1221 of the Code).

Shareholders that are subject to special treatment, or that are not U.S. Holders, may be subject to different tax consequences, including different information reporting and withholding consequences, and should consult their own tax advisors.

In addition, this summary does not discuss any aspect of U.S. state and local tax laws or non-U.S. tax laws that may be applicable to any U.S. Holder, or any other tax considerations (including the alternative minimum tax and Medicare contribution tax on net investment income) besides U.S. federal income tax considerations. Except as specifically discussed below, this summary does not address U.S. filing and reporting requirements. U.S. Holders should review the discussion above entitled “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada” for an indication of potential Canadian withholding taxes that may apply.

Except as otherwise set forth below, and subject to the qualifications noted above, the following discussion is limited to the U.S. federal income tax consequences relevant to a U.S. Holder. A “U.S. Holder” is a U.S. Person that is a beneficial owner of Shares. A “U.S. Person” is:

(a)	an individual who is a citizen or resident of the United States for federal income tax purposes;

(b)

a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or a political subdivision thereof (including the District of Columbia);

(c)	an estate, the income of which (other than income that is effectively connected with a U.S. trade or business) is subject to U.S. federal income taxation regardless of source; or

(d)

a trust, if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. Persons, as defined under Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions; or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. Person.

The tax treatment of a partner in a partnership, or other entity classified as a partnership, may depend on both the status of the partner and the activities of the partnership. This summary does not discuss U.S. tax consequences to such partners and partnerships. Partnerships tendering Shares pursuant to the Offer and persons holding beneficial interests in Shares through a partnership should consult their own tax advisors.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

This summary is not intended to be a complete description of all potential U.S. federal income tax considerations with respect to U.S. Holders participating in the Offer, and it does not describe any other U.S. federal, state, local, or any non-U.S. tax considerations. As indicated, the summary is not intended to constitute tax advice to any particular U.S. Holder, and U.S. Holders should consult their own tax advisors as to the specific tax consequences of the Offer to them, including tax return reporting requirements, the applicability and effect of U.S. federal, state, and local and any non-U.S. tax laws, and the effect of any proposed changes in applicable tax laws.

U.S. Holders Who Receive Cash Pursuant to the Offer

For U.S. federal income tax purposes, if a U.S. Holder tenders and sells Shares for cash pursuant to the Offer, such transaction will be treated either as a taxable “sale or exchange” of the Shares by such U.S. Holder or as a taxable “distribution” by the Company in respect of such U.S. Holder’s Shares. The specific treatment will depend, in part, upon the U.S. Holder’s particular circumstances, and accordingly, U.S. Holders should carefully review the discussion under Section 12 of the Circular, “Income Tax Considerations”, and consult with their own tax advisors regarding the tax consequences of depositing Shares pursuant to the Offer.

Sale or Exchange of Shares

Under Section 302 of the Code, a U.S. Holder whose Shares are tendered and sold for cash pursuant to the Offer will be treated as having engaged in a “sale or exchange” of such Shares and, thus, will recognize gain or loss if the transaction (a) has the effect of a “substantially disproportionate” distribution by the Company with respect to such U.S. Holder, (b) results in “complete termination” of such U.S. Holder’s equity interest in the Company, or (c) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests (the “Section 302 tests”) are explained more fully below.

Constructive Ownership of Shares

In determining whether any of the Section 302 tests is satisfied, a U.S. Holder must take into account not only Shares actually owned, but also Shares that are constructively owned within the meaning of Section 318 of the Code, by the U.S. Holder. Under Section 318 of the Code, a U.S. Holder may be treated as constructively owning Shares that are actually owned, and in some cases constructively owned, by certain related individuals and certain entities in which the U.S. Holder has an interest or that have an interest in the U.S. Holder, as well as any Shares the U.S. Holder has a right to acquire by exercise of an option or by the conversion or exchange of a security.

The Section 302 Tests

One of the following tests must be satisfied in order for the sale of Shares pursuant to the Offer to be treated as a sale or exchange rather than as a distribution. U.S. Holders should consult their own tax advisors concerning the application of the following tests to their particular circumstances.

(q)

“Substantially Disproportionate” Test. The receipt of cash by a U.S. Holder will generally have the effect of a “substantially disproportionate” distribution by the Company with respect to the U.S. Holder if (1) the percentage of the outstanding voting shares of the Company actually and constructively owned by the U.S. Holder immediately following the sale of Shares pursuant to the Offer (treating Shares purchased pursuant to the Offer as not outstanding) is less than 80% of the percentage of the outstanding voting shares of the Company actually and constructively owned by the U.S. Holder immediately before the exchange (treating Shares purchased pursuant to the Offer as outstanding), and (2) immediately following the exchange, the U.S. Holder actually and constructively owns less than 50% of the outstanding voting shares.

(r)

“Complete Termination” Test. The receipt of cash by a U.S. Holder will be treated as a complete termination of the U.S. Holder’s equity interest in the Company if either (a) all of the Shares actually and constructively owned by the U.S. Holder are sold pursuant to the Offer, or (b) all of the Shares actually owned by the U.S. Holder are sold pursuant to the Offer and the U.S. Holder is eligible to waive, and effectively waives, the attribution of all Shares constructively owned by the U.S. Holder in accordance with the procedures described in Section 302(c)(2) of the Code and the applicable Treasury regulations promulgated thereunder. U.S. Holders who desire to file such a waiver should consult with their own tax advisors.

(s)

“Not Essentially Equivalent to a Dividend” Test. The receipt of cash by a U.S. Holder will generally be treated as “not essentially equivalent to a dividend” if the U.S. Holder’s sale of Shares pursuant to the Offer results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in the Company. Whether the receipt of cash by the U.S. Holder will be treated as not essentially equivalent to a dividend will depend on the U.S. Holder’s particular facts and circumstances. In the case of a U.S. Holder holding a small minority interest (for example, less than 1%) in the Shares and exercising no control over corporate affairs, a small reduction in such interest is likely to be treated as a “meaningful reduction” in that U.S. Holder’s interest, and thus satisfy the “not essentially equivalent to a dividend” test. U.S. Holders should consult their own tax advisors with respect to the application of the “not essentially equivalent to a dividend” test in their particular circumstances.

Under certain circumstances, it may be possible for a tendering U.S. Holder to satisfy one of the Section 302 tests by contemporaneously selling or otherwise disposing of all or some of the Shares that are actually or constructively owned by the U.S. Holder, but that are not purchased pursuant to the Offer. Conversely, a U.S. Holder may fail to satisfy any of the Section 302 tests because of contemporaneous acquisitions of Shares by the U.S. Holder or by a related party whose Shares are constructively owned by the U.S. Holder. U.S. Holders should consult their own tax advisors regarding the consequences of such sales or acquisitions in their particular circumstances.

If the Offer is over-subscribed, the Company’s purchase of Shares properly tendered by a U.S. Holder may be pro-rated. Thus, even if all of the Shares actually and constructively owned by a U.S. Holder are properly tendered, it is possible that not all of the Shares will be purchased by the Company, which in turn may affect the U.S. Holder’s ability to satisfy one of the Section 302 tests described above. Consequently, the Company can provide no assurance that a sufficient number of any U.S. Holder’s Shares will be purchased pursuant to the Offer to ensure that such purchase will be treated as a sale, rather than as a distribution, for U.S. federal income tax purposes under the rules discussed above.

Tax Treatment of a “Sale or Exchange” of Shares

If a U.S. Holder is treated as having engaged in a “sale or exchange” of such U.S. Holder’s Shares under any of the Section 302 tests described above, such U.S. Holder will recognize gain or loss equal to the difference between the amount received by such U.S. Holder (taking into account certain currency adjustments and before any withholding tax) and such U.S. Holder’s adjusted tax basis in the Shares exchanged. Subject to the PFIC rules discussed below, such gain will generally be treated as United States source gain, which may limit the U.S. Holder’s ability to claim a foreign tax credit for any Canadian withholding tax imposed on the payment made to such U.S. Holder by the Company. If a U.S. Holder is eligible for the benefits of the U.S. Treaty, an election may be available pursuant to which the U.S. Holder would, for purposes of computing the foreign tax credit limitation solely with respect to the amount received in exchange for deposited Shares, be entitled to treat such gain as foreign source income. U.S. Holders should consult their own tax advisors regarding the availability of such an election as well as the application of the foreign tax credit limitation rules in their particular situations. Subject to the PFIC rules discussed below, any gain or loss recognized by a U.S. Holder upon a sale or exchange of Shares will be capital gain or loss if the Shares are held as a capital asset, and such capital gain or loss will be long-term capital gain or loss if the holding period of the Shares exceeds one year as of the date of the sale. Long-term capital gains of non-corporate U.S. Holders is generally subject to a current maximum U.S. federal income tax rate of 20%. The deductibility of capital losses is subject to limitations.

Tax Treatment of a Distribution in Respect of Shares

Subject to the PFIC rules discussed below, if a U.S. Holder who sells Shares pursuant to the Offer is not treated under Section 302 of the Code as having engaged in a “sale or exchange” of such U.S. Holder’s Shares, then the amount received (taking into account certain currency adjustments and before any withholding tax) by a U.S. Holder will be treated as a distribution by the Company in respect of such U.S. Holder’s Shares. In such case, a U.S. Holder will be required to include in gross income as ordinary income a dividend equal to the amount of any distribution treated as paid on the Shares, without reduction for any Canadian taxes withheld from the amount paid, on the date the distribution is received to the extent the distribution is paid out of the Company’s current or accumulated “earnings and profits” as determined for U.S. federal income tax purposes. The Company does not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore expect that the entire distribution by the Company with respect to the Shares will constitute ordinary dividend income. Provided certain holding period and other requirements are satisfied (including that the Company is not a PFIC for the tax year of the distribution and the preceding tax year), non-corporate U.S. Holders generally will be subject to U.S. federal income tax at a current maximum rate of 20% on the amounts treated as a dividend. Any amount treated as a dividend received by a corporate U.S. Holder generally will not be eligible for the dividends received deduction.

Distributions in excess of the Company’s current or accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the

Shares and, to the extent in excess of such basis, will be treated as capital gain with respect to such Shares. To the extent that the U.S. Holder has any remaining adjusted tax basis in the tendered Shares (after reduction of the U.S. Holder’s basis in the Shares by the amount of the distribution in excess of the Company’s earnings and profits), such remaining adjusted basis will be added to the tax basis of any Shares owned by such U.S. Holder.

Any portion of a distribution that is treated as a dividend will constitute foreign source income for foreign tax credit limitation purposes. The rules governing the foreign tax credit are complex, and the availability of the credit is subject to significant limitations. Recipients of dividends from the Company may not be able to claim a full U.S. foreign tax credit for Canadian withholding tax paid on such dividends. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit limitations in their particular situations.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” (“PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Shares. If the Company was a PFIC as to a U.S. Holder at any time during such U.S. Holder’s holding period for Shares, then (absent certain elections) it would continue to be a PFIC as to such U.S. Holder and as to such Shares. The Company believes that it was not a PFIC during its prior tax years, and based on current business plans and financial expectations, the Company believes that it will not be a PFIC for its current tax year ending December 31, 2022. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold Shares.

The Company generally will be a PFIC for a tax year if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

If the Company were treated as a PFIC during a U.S. Holder’s holding period of Shares, a U.S. Holder that did not make a mark-to-market election as discussed below, would be subject to the following special rules with respect to the Offer:

(a)

If a U.S. Holder’s sale of Shares pursuant to the Offer is treated as a distribution by the Company, which is an “excess distribution,” the amount of the distribution must be allocated rateably to each day of the U.S. Holder’s holding period. Generally, “excess distributions” are any distributions to the U.S. Holder in respect of the Shares during a single taxable year that exceed 125% of the average annual distributions received by the

U.S. Holder in respect of the Shares during the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Shares. The amount allocated to the current taxable year and to any taxable year in the U.S. Holder’s holding period for the Shares prior to the first year in which the Company became a PFIC would be taxable as ordinary income. The amount allocated to each other year would be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year. A U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

(b)

If a U.S. Holder’s sale of Shares pursuant to the Offer is treated as a sale or exchange of the Shares, the entire amount of any gain realized upon the sale will be treated as an “excess distribution” made in the year of sale and as a consequence will be treated as discussed above.

The PFIC rules described above would not apply to a U.S. Holder if the U.S. Holder makes or has timely made an election to mark the Shares to market as set forth in Section 1296 of the Code. A U.S. Holder who owns PFIC shares that are “marketable stock” could elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference, as of the close of each tax year, between the fair market value of the PFIC shares and the U.S. Holder’s adjusted tax basis in the PFIC shares. The Shares generally will be “marketable stock” if the Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to Section 11A of the U.S. Exchange Act or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be considered “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the Shares are “regularly traded” as described in the preceding sentence, the Shares are expected to be marketable stock. If a U.S. Holder makes, or has made, a timely mark-to-market election, then the electing U.S. Holder would be taxed on its sale of Shares pursuant to the Offer as described under either “Tax Treatment of a “Sale or Exchange” of Shares” or “Tax Treatment of a Distribution in Respect of Shares” above, and the special PFIC rules set forth above would not apply for periods covered by the election. A U.S. Holder makes the mark-to-market election by attaching a properly completed IRS Form 8621 to a timely filed United States federal income tax return. Even if an election is not made, a shareholder in a PFIC who is a U.S. Holder generally must file a properly completed IRS Form 8621 every year.

The PFIC tax rules outlined above also would not apply to a U.S. Holder that timely elected to treat the Company as a “qualified electing fund” (a “QEF”). An election to treat the Company as a QEF will not be available, however, if the Company does not provide the information necessary to make such an election. The Company does not intend to provide the information necessary to make a QEF election, and thus, a QEF election will not be available with respect to Shares.

U.S. Holders should consult their own tax advisors regarding the adverse United States federal income tax consequences of owning stock of a PFIC and of making certain elections designed to lessen those adverse consequences.

United States Backup Withholding and Information Reporting

The sale of Shares pursuant to this Offer may be subject to information reporting to the IRS and to U.S. Holders. The Company may report the full amount of the proceeds paid to each U.S. Holder as a distribution in respect of such U.S. Holder’s Shares (and not as a sale or exchange). As discussed above, however, each U.S. Holder should separately determine, in consultation with the U.S. Holder’s own tax advisor and taking into account the particular facts and circumstances applicable to such U.S. Holder, whether the U.S. Holder’s sale of Shares to the Company pursuant to the Offer constitutes a distribution or constitutes a sale or exchange.

U.S. Holders that do not properly complete the Form W-9 included in the Letter of Transmittal may be subject to United States “backup withholding tax” (currently at a rate of 24%) with respect to payments made to them. In addition, U.S. Holders that do not appropriately complete the Form W-9 may be subject to penalties levied by the IRS. Backup withholding is not an additional tax. The amount of backup withholding tax will be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and, if backup withholding tax results in an overpayment of U.S. federal income taxes, may entitle such U.S. Holder to a refund or credit, provided that the required information is furnished to the IRS in a timely manner.

13.	Legal Matters and Regulatory Approvals

We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as noted below, of any approval or other action by any government or governmental, administrative or regulatory authority or agency in any jurisdiction, that would be required for the acquisition of Shares by us pursuant to the Offer and that has not been obtained on or before the date hereof. Should any such approval or other action be required, we currently contemplate that such approval will be sought or other action will be taken. We cannot predict whether we may determine that we must delay the acceptance for payment of Shares deposited pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to our business.

We are relying on the “liquid market exemption” specified in MI 61-101. Accordingly, the valuation requirements of securities regulatory authorities in Canada applicable to issuer bids generally are not applicable in connection with the Offer.

Our obligations under the Offer to take up and pay for Shares are subject to certain conditions. See Section 7 of the Offer to Purchase, “Certain Conditions of the Offer”.

14.	Source of Funds

We will fund any purchases of Shares pursuant to the Offering from available cash on hand.

15.	Dealer Manager

We may retain a Dealer Manager or Dealer Managers for the Offer. Such Dealer Managers may form a soliciting dealer group. In that event, we will pay customary soliciting dealer fees in connection with the tender of Shares. Shareholders will not be obligated to pay any fee or commission if they accept the Offer by using the services of a Dealer Manager.

If and to the extent we retain any Dealer Managers, the Dealer Managers and their affiliates may be financial institutions that have provided, and may in the future provide, various investment banking, commercial banking and other services to us for which they have received, or we expect they will receive, customary compensation from us.

Further, if and to the extent we retain any Dealer Managers, in the ordinary course of business, including in their trading and brokerage operations and in a fiduciary capacity, the Dealer Managers and their affiliates may hold positions, both long and short, for their own accounts and for those of their customers, in our securities and may from time to time hold Shares in their proprietary accounts, and, to the extent they own Shares in these accounts at the time of the Offer, the Dealer Managers may tender the Shares pursuant to the Offer.

16.	Depositary

We have retained Computershare Investor Services Inc. to act as a depositary for, among other things, (a) the receipt of certificates representing Shares and related Letters of Transmittal deposited under the Offer, (b) the receipt of Notices of Guaranteed Delivery delivered pursuant to the procedures for guaranteed delivery set forth in Section 5 of the Offer to Purchase, “Procedure for Depositing Shares”, (c) the receipt from the Company of cash to be paid in consideration of the Shares acquired by the Company under the Offer, as agent for the depositing Shareholders, and (d) the transmittal of such cash to the depositing Shareholders, as agent for the depositing Shareholders. The Depositary may contact Shareholders by mail, telephone or facsimile and may request brokers, dealers and other nominee Shareholders to forward materials relating to the Offer to beneficial owners.

17.	Fees and Expenses

To the extent we engage any Dealer Managers, we will pay to the Dealer Managers fees for their services that are typical for the provision of such services and may reimburse the Dealer Managers for certain reasonable out-of-pocket expenses incurred in connection with the Offer and may indemnify the Dealer Managers against certain liabilities to which they may become subject as a result of their engagement including liabilities under applicable securities laws

We have retained Computershare Investor Services Inc. to act as the depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under Canadian provincial securities laws.

We will not pay any fees or commissions to any stockbroker or dealer or any other person for soliciting deposits of Shares pursuant to the Offer. Stockbrokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

We expect to incur expenses of approximately $1.0 million in connection with the Offer, which includes filing fees, advisory fees, legal, translation, accounting, depositary and printing fees.

18.	Statutory Rights

Securities legislation in the provinces and territories of Canada provides security holders of the offeree issuer with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

19.	Valuation

We are relying on the “liquid market exemption” specified in MI 61-101. Accordingly, the valuation requirements of securities regulatory authorities in Canada applicable to issuer bids generally are not applicable in connection with the Offer.

To the knowledge of West Fraser or any of its directors or senior officers, after reasonable inquiry, no prior valuation (as such term is defined in MI 61-101) regarding the Company, its securities or its material assets has been made in the 24 months before the date of the Offer.

APPROVAL AND CERTIFICATE

April 26, 2022

The Board of Directors of West Fraser Timber Co. Ltd. (the “Company”) has approved the contents of the Offer to Purchase and the accompanying Circular dated April 26, 2022 and the delivery thereof to Shareholders. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(Signed) “Raymond Ferris” President and Chief Executive Officer	(Signed) “Christopher Virostek” Vice President, Finance and Chief Financial Officer

On behalf of the Board of Directors

(Signed) “Hank Ketcham” Director	(Signed) “Reid Carter” Director

CONSENT OF TD SECURITIES INC.

TO:        The Board of Directors of West Fraser Timber Co. Ltd.

We hereby consent to the references to our firm name and to the reference to our liquidity opinion dated April 19, 2022 contained under the heading “Purpose and Effect of the Offer” and the inclusion of the text of our opinion dated April 19, 2022 as Schedule A to the Circular dated April 26, 2022. Our liquidity opinion was given as at April 19, 2022 and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the Directors of West Fraser Timber Co. Ltd. will be entitled to rely upon our liquidity opinion.

April 26, 2022

(Signed) TD Securities Inc.

CONSENT OF MCMILLAN LLP

TO:        The Board of Directors of West Fraser Timber Co. Ltd.

We consent to the inclusion of our name in the sections titled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations” in the Circular dated April 26, 2022 of West Fraser Timber Co. Ltd. in connection with its offer to the holders of its Shares.

April 26, 2022

(Signed) McMillan LLP

SCHEDULE A – LIQUIDITY OPINION OF TD SECURITIES INC.

TD Securities Inc. 700 West Georgia Street Suite 1700, Pacific Centre Vancouver, B. C., V7Y 1B6

April 19, 2022

The Board of Directors of West Fraser Timber Co. Ltd.

858 Beatty Street, Suite 501

Vancouver, BC

V6B 1C1

To the Board of Directors of West Fraser Timber Co. Ltd.:

TD Securities Inc. (“TD Securities”) understands that West Fraser Timber Co. Ltd. (the “Company”) is considering a transaction whereby the Company would make an offer by way of a substantial issuer bid (the “Substantial Issuer Bid”) to acquire that number of common shares of the Company (the “Shares”) having an aggregate purchase price of US$1.25 billion in cash.

Holders of Shares of the Company (“Shareholders”) who wish to accept the Offer (as defined below) may do so in one of two ways: (a) by making an auction tender (“Auction Tender”) pursuant to which they agree to sell to the Company at a specified price per Share (not less than US$80.00 and not more than US$95.00 and in increments of US$0.25 within that range) a specified number of Shares owned by them; or (b) by making a purchase price tender (“Purchase Price Tender”) pursuant to which Shares will be purchased, upon the terms and conditions of the Offer, at the Purchase Price (as defined below) determined as provided in the Offer.

Shares validly deposited pursuant to an Auction Tender will only be taken up if the price specified in the Auction Tender is equal to or less than the Purchase Price. Shareholders who validly deposit Shares without specifying whether they are making an Auction Tender or a Purchase Price Tender will be deemed to have made a Purchase Price Tender. The Company will, upon the terms and subject to the conditions of the Offer, determine a single price per Share (the “Purchase Price”) (not less than US$80.00 and not more than US$95.00) that it will pay for Shares validly deposited pursuant to the Offer and not withdrawn, taking into account the number of Shares deposited pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by Shareholders depositing Shares pursuant to Auction Tenders. Shares deposited pursuant to Purchase Price Tenders will be deemed to have been deposited at the minimum price of US$80.00 per Share for purposes of determining the Purchase Price. The Purchase Price will be the lowest price per Share that will enable the Company to purchase the maximum number of Shares validly deposited pursuant to Auction Tenders and Purchase Price Tenders and not withdrawn having an aggregate purchase price not exceeding US$1.25 billion.

TD Securities also understands that the terms and conditions of the Substantial Issuer Bid will be set forth in the Offer to Purchase to be issued by the Company and dated April 26, 2022, the accompanying Issuer Bid Circular, and the related Letter of Transmittal (which together constitute the “Offer”). Capitalized terms used herein, unless defined otherwise, have the same meaning as used in the Offer.

ENGAGEMENT OF TD SECURITIES

TD Securities was formally engaged by the Company pursuant to an engagement agreement effective April 1, 2022, (the “Engagement Agreement”) to act as financial advisor in connection with the Substantial Issuer Bid and to prepare and deliver a written opinion (the “Opinion”) to the Board of Directors of the Company (the “Board”) as to (i) whether a liquid market exists for the Shares as of the date hereof, and (ii) whether it is reasonable to conclude that, following the completion of the Offer in accordance with its terms, there will be a market for holders of the Shares who do not tender to the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. The Opinion is being delivered to assist the Board in making its determination if the Offer qualifies for the “liquid market” exemption from the valuation requirements of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

Pursuant to the terms of the Engagement Agreement, TD Securities will not receive a fee from the Company for its services; however, the Company has agreed to reimburse TD Securities for its reasonable out-of-pocket expenses and to indemnify TD Securities for certain liabilities arising out of TD Securities’ engagement in connection with the Offer.

TD Securities acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of the Company, including the Shares, or any of its associates or affiliates, and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Company its respective associated or affiliated entities or the Offer.

Subject to the terms of the Engagement Agreement, TD Securities consents to the inclusion of the Opinion in its entirety and a summary thereof, in a form acceptable to TD Securities, in the Offer to be sent to the Shareholders and to the filing thereof, as necessary, by the Company with the applicable Canadian securities regulatory authorities.

CREDENTIALS OF TD SECURITIES

TD Securities is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. TD Securities also has significant international operations. TD Securities has been a financial advisor in a large number of transactions involving public and private companies in various industry sectors and has extensive experience in preparing valuations and fairness opinions.

The Opinion represents the opinion of TD Securities and its form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

SCOPE OF REVIEW

In connection with the Opinion, TD Securities reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

1.	a copy of the draft Offer dated April 19, 2022;

2.

the daily trading activity, volumes, and price history of the Shares on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”), as publicly reported by the TSX and NYSE, respectively, as we determined necessary in order to provide the Opinion;

3.	the trading activity and volumes of shares of other companies listed and traded on the TSX and NYSE as we determined necessary in order to provide the Opinion;

4.	the distribution of ownership of the Shares to the extent publicly disclosed or provided to us by the Company;

5.

the number of Shares proposed to be purchased under the Offer relative to (i) the number of outstanding Shares less (ii) the number of Shares owned by related parties of the Company and Shares or blocks thereof, that are known to us, that could be considered to not be freely tradable (i.e. the “public float”);

6.

the customary difference (i.e. the “spread”) between bid and ask prices in trading activity of the Shares and the shares of other companies listed and traded on the TSX and NYSE as we determined necessary in order to provide the Opinion;

7.	other public information with respect to the Company;

8.	discussions with senior management of the Company;

9.	the definition of “liquid market” as set out in MI 61-101 as well as the other parameters set forth in MI 61-101;

10.	precedent issuer bids that we considered relevant; and

11.	such other information as we considered necessary or appropriate in the circumstances.

We have conducted such additional analyses and investigations as we considered to be appropriate in the circumstances for the purpose of arriving at the Opinion contained herein as at the date hereof.

ASSUMPTIONS AND LIMITATIONS

The Opinion is rendered on the basis of securities market, economic and general business and financial conditions prevailing as at the date hereof, and conditions affecting the Company and the Shares as at the date hereof. In formulating our Opinion, TD Securities made several other assumptions, including that all of the conditions required to implement the Substantial Issuer Bid, as set forth in the Offer, will be met, that there will be no significant change in the terms of the Offer and that there will be no significant change in the holdings of the Shares other than as a result of the Substantial Issuer Bid.

TD Securities has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the Company and their consultants and advisors (collectively, the “Information”), and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that Information not misleading. The Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior officers of the Company, on behalf of the Company and not in their personal capacities, have represented to TD Securities in a certificate dated April 19, 2022, that, among other things, to the best of their knowledge, information and belief after due inquiry: (i) the information, data and other material as filed under the Company’s profile on SEDAR and/or provided to TD Securities by or on behalf of the Company or its representatives in respect of the Company or its affiliates in connection with the Substantial Issuer Bid is or, in the case of historical information was, at the date of preparation, true, complete and accurate and did not and does not contain any untrue statement of a material fact and does not omit to state a material fact necessary to make the information not misleading in light of circumstances in which it was presented; and (ii) to the extent that any of the information identified in (i) above is historical, there have been no changes in any material facts or new material facts since the respective dates thereof which have not been disclosed to TD Securities or updated by more current information not provided to TD Securities by the Company and there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company and no material change has occurred in the information or any part thereof which would have, or which would reasonably be expected to have, a material effect on the Opinion.

TD Securities has not prepared a formal valuation of the Company or any of its securities or assets for the purposes of the Opinion and the Opinion should not be construed as such. The Opinion does not constitute an opinion concerning the fairness, from a financial point of view, of the consideration offered to the Shareholders pursuant to the Offer.

The Opinion has been provided to the Board for its use only in determining the availability of an exemption from the formal valuation requirements of MI 61-101 (pursuant to Sections 3.4(b)(i) and (ii) thereof) and may not be relied upon for any other purpose or by any other person without the prior written consent of TD Securities. The Opinion is not an opinion referred to in paragraph (b) of subsection 1.2(1) of MI 61-101. The Opinion is rendered as of April 19, 2022, and TD Securities disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of TD Securities after the date hereof. Without limiting the foregoing, if, after the date hereof, we learn of any material change in any fact or matter affecting the Opinion, TD Securities reserves the right to change, modify or withdraw the Opinion.

TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Opinion is not to be construed as a recommendation to any Shareholder as to whether or not to tender their Shares under the Offer. In addition, for the purpose of the Opinion we are not expressing any opinion as to the value of the Shares, or the prices at which the Shares will trade after the completion of the Offer.

For purposes of the Opinion, the phrase “liquid market” has the meaning ascribed thereto in MI 61-101.

CONCLUSION

Based upon and subject to the foregoing and such other matters that TD Securities considered relevant, TD Securities is of the opinion that as of the date hereof, (i) a liquid market exists for the Shares; and (ii) it is reasonable to conclude that, following the completion of the Offer in accordance with its terms, there will be a market for holders of the Shares who do not tender to the Offer, that is not materially less liquid than the market that existed at the time of the making of the Offer.

Yours very truly,

/s/ TD Securities Inc.

TD SECURITIES INC.

The Instructions accompanying the Letter of Transmittal should be read carefully before completing this Letter of Transmittal. Please contact the Depositary or your investment dealer, stock broker, bank, trust company, or other financial advisor if you have any questions or require assistance in completing this Letter of Transmittal.

Offer to purchase for cash up to US$1.25 billion in value of common shares of West Fraser Timber Co. Ltd. at a Purchase Price of not less than US$80.00 and not more than US$95.00 per common share

LETTER OF TRANSMITTAL

to Tender Common Shares of

WEST FRASER TIMBER CO. LTD.

Pursuant to the Offer to Purchase Dated April 26, 2022

THE OFFER EXPIRES AT 5:00 P.M. (VANCOUVER TIME) ON JUNE 2, 2022,

UNLESS THE OFFER IS WITHDRAWN OR EXTENDED.

Offices of the Depositary, Computershare Investor Services Inc. for this Offer:

By Regular Mail: P.O. Box 7021 31 Adelaide St E Toronto, ON M5C 3H2 Canada Attention: Corporate Actions	By Hand, Courier, or Registered Mail: 100 University Ave, 8th Floor Toronto, ON M5J 2Y1 Canada Attention: Corporate Actions

For Inquiries Only:

Email Address: corporateactions@computershare.com

Toll Free in Canada and the U.S.: 1.800.564.6253

Outside North America: 1.514.982.7555

This Letter of Transmittal is to be used only if (i) certificates for common shares of the Company (the “Shares”) are to be forwarded with it, or (ii) if Shares are held through the Direct Registration System (“DRS”) maintained by the Company’s transfer agent. If you wish to tender uncertificated Shares held through DRS, you are only required to complete this Letter of Transmittal and have it delivered to the Depositary (i.e. you do not need to obtain and deliver certificates for such holdings of Shares).

Delivery of this instrument to an address other than shown above does not constitute a valid delivery.

TO:	WEST FRASER TIMBER CO. LTD. (referred to as “West Fraser” or the “Company”)

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC. (referred to as the “Computershare” or the “Depositary”)

The undersigned delivers to the Company the enclosed certificate(s) for the Shares and, subject only to the provisions of the Offer to Purchase dated April 26, 2022 and the accompanying Circular (the “Offer to Purchase and Circular”) regarding withdrawal, irrevocably accepts the Offer described below for such Shares described below upon the terms and subject to conditions contained in the Offer to Purchase and Circular.

Certificate Number(s)/ DRS Advice*	Name in which Registered	Number of Shares Deposited**

CHECK ONLY ONE BOX TO INDICATE HOW MANY SHARES YOU WISH TO TENDER

❑	ALL ABOVE SHARES
❑	PARTIAL TENDER**

* DRS holders do not need to provide certificates for Shares or DRS positions, but they do need to complete and deliver this Letter of Transmittal to the Depositary.

** If you desire to tender fewer than all Shares evidenced by any share certificates or DRS position listed above, indicate here the total number of Shares you wish to tender. Otherwise, all Shares evidenced by such share certificates and DRS positions referenced above will be considered to have been tendered. See Instruction 4 in this Letter of Transmittal.

Delivery of this instrument to an address other than shown above does not constitute a valid delivery.

The Instructions set forth in this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.

TO: Computershare Investor Services Inc.

The undersigned (at Box L) hereby represents and warrants that the undersigned is the owner of the number of Shares, which Shares are represented by the share certificate(s) or DRS position(s) described above (and, for certificated Shares, delivered herewith, if applicable), and the undersigned has good title to the Shares represented by the said certificate(s) or DRS position(s), free and, clear of all liens, charges and encumbrances, and has full power and authority to herewith deposit such Shares.

The undersigned hereby tenders to the Company the above-described Shares at the price per Share indicated in this Letter of Transmittal or pursuant to a Purchase Price Tender (as such term is defined in the Offer to Purchase and Circular), as specified below, payable in cash (subject to applicable withholding taxes, if any) and upon the terms and subject to the conditions set forth in the Offer to Purchase and Circular and this Letter of Transmittal (which, as amended or supplemented from time to time, together with the Offer to Purchase and Circular and the related Notice of Guaranteed Delivery, constitute the “Offer”).

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used and not defined in this Letter of Transmittal have the meanings ascribed to them in the Offer to Purchase and Circular that accompanies this Letter of Transmittal. In the case of any inconsistency between the terms of this Letter of Transmittal and the Offer to Purchase and Circular, the terms of the Offer to Purchase and Circular shall prevail.

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany the certificates for the Shares tendered pursuant to the Offer unless such Shares are held through DRS. Any financial institution that is a participant in CDS or DTC may make book-entry delivery of the Shares through the online tendering systems of such clearing systems pursuant to which book-entry transfers may be effected by causing the applicable clearing systems to transfer such Shares into the Depositary’s account in accordance with such clearing system’s procedures for such transfer. Shareholders whose certificates are not immediately available or who cannot complete the book-entry transfer procedure or who cannot deliver to the Depositary all other documents which this Letter of Transmittal requires by 5:00 p.m. (Vancouver Time) (the “Expiry Time”) on June 2, 2022 (or such later time and date to which the Offer is extended, the “Expiration Date”) may only tender their Shares according to the guaranteed delivery procedure set forth under the title “Procedure for Depositing Shares” of the Offer to Purchase. See Instruction 2 in this Letter of Transmittal.

A Shareholder who wishes to tender Shares under the Offer and whose certificate is registered in the name of an investment dealer, stock broker, bank, trust company, or other nominee should immediately contact such nominee in order to take the necessary steps to be able to tender such Shares under the Offer. If an investment dealer, stock broker, bank, trust company, or other nominee holds Shares for a Shareholder, it is likely the nominee has established an earlier deadline for that Shareholder to act to instruct the nominee to accept the Offer on its behalf. A Shareholder should immediately contact the Shareholder’s investment dealer, stock broker, bank, trust company, or other nominee to find out the nominee’s deadline.

Shareholders should carefully consider the income tax consequences of tendering Shares under the Offer. See Section 12 “Income Tax Considerations” in the Circular that accompanies this Letter of Transmittal.

Subject to and effective upon acceptance for purchase of the Shares tendered hereby, pursuant to an Auction Tender or a Purchase Price Tender in accordance with the terms of the Offer, the undersigned hereby sells, assigns, and transfers to or upon the order of the Company all rights, title and interest in and to all Shares tendered hereby and accepted for purchase, and in and to any and all rights, benefits and claims in respect thereof or arising, or having arisen as a result of the undersigned’s status as a Shareholder of the Company and in and to any and all distributions, payments (other than the Purchase Price), securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred, or may be payable, issuable, distributable or transferable, on or in respect of such Shares or any of them on or after the date upon which the Shares are taken up and paid for under the Offer, and hereby irrevocably constitutes and appoints any officer of the Company as attorney-in-fact of the undersigned with respect to such Shares, effective from the time the Company takes up and pays for such Shares, with full power of substitution (such power of attorney being an irrevocable power coupled with an interest), to:

(a)

deliver certificates for such Shares, together with all accompanying evidences of transfer and authenticity, to or upon the order of the Company upon receipt by the Depositary, as the undersigned’s agent, of the Purchase Price;

(b)	present certificates or DRS positions for such Shares for cancellation and transfer on the Company’s books; and

(c)	receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares all in accordance with the terms of the Offer.

The undersigned hereby represents, warrants, and covenants that:

(a)

the undersigned understands that tendering Shares under any one of the procedures described in the Offer to Purchase and the instructions hereto will constitute the undersigned’s acceptance of the terms and conditions of the Offer, including the undersigned’s representation that (i) the undersigned has a “net long position” in Shares being tendered or equivalent securities at least equal to the Shares tendered within the meaning of Rule 14e-4 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) such tender of Shares complies with Rule 14e-4 under the Exchange Act;

(b)	the undersigned has full power and authority to deposit, sell, assign, and transfer the Shares;

(c)

when and to the extent the Company accepts the Shares for payment, the Company will acquire good, marketable, and unencumbered title thereto, free and clear of all hypothecs, liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, provided that any dividends or distributions which may be paid, issued, distributed, made or transferred on or in respect of such Shares to Shareholders of record on or prior to the date on which the Shares are taken up and paid for under the Offer shall be for the account of the undersigned;

(d)

on request, the undersigned will execute and deliver any additional documents that the Depositary or the Company deems necessary or desirable to complete the assignment, transfer, and purchase of the Shares tendered hereby; and

(e)	the undersigned has read and agrees to all of the terms of the Offer.

The names and addresses of the registered owners should be printed, if they are not already printed above, as they appear on the certificates or DRS positions representing Shares tendered hereby. The certificates or DRS positions representing Shares tendered and the number of Shares that the undersigned wishes to tender should all be indicated in the appropriate boxes. If the tender is being made pursuant to an Auction Tender, the Purchase Price at which such Shares are being tendered should be indicated in Box B — “Auction Tender”.

The undersigned understands that he or she must indicate whether the Shares are being tendered pursuant to an Auction Tender or Purchase Price Tender by completing Box A — “Type of Tender”. All Shares tendered by a Shareholder and which have not been withdrawn, who fails to specify any Auction Tender price for his or her Shares or fails to indicate that he or she has tendered his or her Shares pursuant to a Purchase Price Tender will be considered to have tendered his or her Shares pursuant to a Purchase Price Tender.

The undersigned understands that, upon the terms and subject to the conditions of the Offer, the Company will determine the Purchase Price, representing a single price per Share (which will be not less than US$80.00 and not more than US$95.00 per Share and in increments of US$0.25 per Share) that it will pay for Shares validly deposited pursuant to the Offer and not withdrawn pursuant to the Offer having an aggregate Purchase Price not exceeding US$1.25 billion (the “Maximum Offer Amount”). The Purchase Price will be the lowest price per Share that will enable the Company to purchase the maximum number of Shares validly deposited pursuant to Auction Tenders and Purchase Price Tenders and not withdrawn having an aggregate purchase price not exceeding the Maximum Offer Amount. For purposes of determining the Purchase Price, Shares deposited pursuant to Purchase Price Tenders will be deemed to have been deposited at a price of US$80.00 per Share (which is the minimum price per Share under the Offer). If the Purchase Price is determined to be US$80.00 (which is the minimum price per Share under the Offer), the maximum number of Shares that the Company may purchase is 15,625,000 Shares. If the Purchase Price is determined to be US$95.00 (which is the maximum price per Share under the Offer), the maximum number of Shares that the Company may purchase is 13,157,894 Shares. Shares validly deposited pursuant to an Auction Tender will only be taken up if the price specified in the Auction Tender by the depositing Shareholder is equal to or less than the Purchase Price. If no Auction Tenders or Purchase Price Tenders are made pursuant to the Offer, the Company will not purchase any Shares pursuant to the Offer.

The undersigned understands that, upon the terms and subject to the conditions of the Offer (including the proration provisions described in the Offer), all Shares properly tendered and not properly withdrawn pursuant to Auction Tenders at prices at or below the Purchase Price or pursuant to Purchase Price Tenders will receive the Purchase Price, payable in cash (but subject to applicable withholding taxes, if any), for all Shares purchased. All Shares not purchased under the Offer (including Shares tendered pursuant to an Auction Tender at prices greater than the Purchase Price and Shares not purchased because of proration), or properly withdrawn, will be returned (in the case of certificates representing Shares all of which are not purchased) or replaced with new certificates or the equivalent DRS position representing the balance of Shares not purchased (in the case of certificates representing Shares of which less than all are purchased), promptly after the Expiration Date or the date of withdrawal of the Shares, without expense to the Shareholder. In the case of Shares tendered through DRS, such Shares will be credited to the appropriate account, without expense to the Shareholder. The undersigned understands that a Shareholder who desires to tender different Shares at more than one price under an Auction Tender must complete a separate Letter of Transmittal (or make a separate electronic book-entry confirmation) for each price at which Shares are tendered. A Shareholder may deposit some Shares pursuant to an Auction Tender and others pursuant to a Purchase Price Tender. A Shareholder may not deposit the same Shares pursuant to more than one method of tender or pursuant to an Auction Tender at more than one price. Odd Lot Holders making an Auction Tender or a Purchase Price Tender will be required to tender all Shares owned by the Shareholder. The undersigned understands that if the aggregate purchase price for the Shares validly tendered, and not withdrawn, pursuant to Auction Tenders (at prices at or below the Purchase Price) and Purchase Price Tenders exceeds the Maximum Offer Amount, then the Company shall purchase a portion of the Shares so tendered pursuant to Auction Tenders (at or below the Purchase Price) and Purchase Price Tenders, as follows: (i) first, the Company will purchase all Shares tendered at or below the Purchase Price by Odd Lot Holders at the Purchase Price; and (ii) second, the Company will purchase at the Purchase Price on a pro-rata basis that portion of the Shares tendered pursuant to Auction Tenders (at or below the Purchase Price) and Purchase Price Tenders having an aggregate purchase price, based on the Purchase Price, equal to (A) the Maximum Offer Amount, less (B) the aggregate Purchase Price paid by the Company for Shares tendered by Odd Lot Holders. See Section 3 “Number of Shares, Proration” in the Offer to Purchase. The Company’s determination as to proration shall be final and binding on all parties, absent a finding to the contrary by a court of competent jurisdiction.

The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase and Circular, the Company may terminate or amend the Offer or may not be required to purchase any of the Shares tendered hereby or may accept for payment, in accordance with the applicable proration provisions relating to Shares tendered, fewer than all of the Shares tendered hereby. The undersigned understands and acknowledges that certificate(s) for any Shares not tendered or not purchased will be returned to the undersigned at the address indicated in Box L, unless otherwise indicated under Box E or Box F below. The undersigned recognizes that the Company has no obligation, pursuant to the instructions hereto, to transfer any certificates for Shares from the name of the registered owner if Shares are not purchased pursuant to the Offer.

The undersigned understands and acknowledges that acceptance of Shares by the Company for payment will constitute a binding agreement between the undersigned and the Company, effective as of the Expiry Time, upon the terms and subject to the conditions of the Offer, which agreement will be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

The undersigned understands and acknowledges that payment for Shares accepted for payment pursuant to the Offer will be made on or about the date on which the Company delivers funds on account of the aggregate purchase price for such Shares to the Depositary (by bank transfer or other means satisfactory to the Depositary), which will act as agent for Shareholders who have properly tendered Shares in acceptance of the Offer and have not withdrawn them, for the purposes of receiving payment from the Company and transmitting payment to such Shareholders. The undersigned further understands and acknowledges that receipt by the Depositary from the Company of funds on account of the aggregate purchase price for such Shares will be deemed to constitute payment of such aggregate purchase price by the Company and the receipt of such payment by such Shareholders. Under no circumstances will interest be paid by the Company or the Depositary by reason of any delay in paying for any Shares or otherwise.

The undersigned understands and acknowledges that each of the Company and the Depositary, as applicable, shall be entitled to deduct and withhold from any payment to any Shareholder pursuant to the Offer such amount as it determines is required to be deducted or withheld from such payment under the Income Tax Act (Canada), or any provision of any applicable federal, provincial, territorial, state, local, or foreign tax law, and remit such deduction or withholding amount to the appropriate government entity. To the extent that amounts are deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of the Offer as having been paid to the Shareholder to whom such amounts would otherwise have been paid, provided that such deducted or withheld amounts are actually remitted to the appropriate government entity.

The undersigned instructs the Company and the Depositary to issue the cheque for the Purchase Price (less applicable withholding taxes, if any) for such of the tendered Shares as are purchased to the order of the undersigned or the name listed and mailed to the address indicated in Box L, unless otherwise indicated under Box E — “Entitlement Delivery” and Box F — “Mail Payment To 3rd Party Address”.

The undersigned acknowledges that the undersigned will receive payment in United States dollars, provided that if the undersigned has an address on record in Canada, the undersigned may elect to receive payment in Canadian dollars by checking the box under Box D — “Currency Election” below. The exchange rate that will be used to calculate any payments to be made in Canadian dollars will be established by West Fraser based on the prevailing Bank of Canada exchange rate for US dollars to Canadian dollars on the date of calculation of the currency conversion. The risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, will be solely borne by Shareholders receiving payment in Canadian dollars. There is no additional fee payable by Shareholders who elect to receive payment in an alternate currency (either Canadian dollars or U.S. dollars) instead of their default currency payment.

All authority conferred or agreed to be conferred in this Letter of Transmittal shall survive the death or incapacity of the undersigned, and any obligations of the undersigned under this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors, and assigns of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable.

The undersigned agrees not to vote any of the tendered Shares taken up and paid for under the Offer, or distributions on such Shares consisting of securities, at any meeting and not to exercise any of the other rights or privileges attaching to any of such Shares or distributions consisting of securities, or otherwise act with respect thereto. The undersigned agrees further to execute and deliver to the Company, provided not contrary to any applicable law, at any time and from time to time, as and when requested by, and at the expense of the Company, any and all instructions of proxy, authorization or consent, in form and on terms satisfactory to the Company, in respect of any such tendered Shares or distributions consisting of securities. The undersigned agrees further to designate in any such instruments of proxy the person or persons specified by the Company as the proxyholder of the undersigned in respect of such tendered Shares or distributions consisting of securities.

Unless otherwise indicated, references in this Letter of Transmittal to “U.S. dollars” and “US$” are to United States dollars.

BOX A TYPE OF TENDER

Check only one box. If more than one box is checked or if no box is checked, all Shares identified above will be deemed to have been tendered pursuant to a Purchase Price Tender. Shares are being tendered hereby pursuant to:

❑ An Auction Tender (Please complete Box B)	❑ A Purchase Price Tender

BOX B AUCTION TENDER PRICE (IN UNITED STATES DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED
• In addition to checking “Auction Tender” in Box A above, this Box MUST be completed if Shares are being tendered pursuant to an Auction Tender.
• Check the appropriate box to indicate the Auction Tender price.
• Check only one box. If more than one box is checked or if no box is checked, all Shares identified above will be deemed to have been tendered pursuant to the Purchase Price Tender.

•   Shareholders (other than Odd Lot Holders) may make multiple Auction Tenders but not in respect of the same Shares. If a Shareholder wishes to tender different Shares at different prices, a separate tender instruction by way of separate Letter of Transmittal must be submitted for EACH such tender.

❑ US$80.00	❑ US$85.00	❑ US$90.00
❑ US$80.25	❑ US$85.25	❑ US$90.25
❑ US$80.50	❑ US$85.50	❑ US$90.50
❑ US$80.75	❑ US$85.75	❑ US$90.75
❑ US$81.00	❑ US$86.00	❑ US$91.00
❑ US$81.25	❑ US$86.25	❑ US$91.25
❑ US$81.50	❑ US$86.50	❑ US$91.50
❑ US$81.75	❑ US$86.75	❑ US$91.75
❑ US$82.00	❑ US$87.00	❑ US$92.00
❑ US$82.25	❑ US$87.25	❑ US$92.25
❑ US$82.50	❑ US$87.50	❑ US$92.50
❑ US$82.75	❑ US$87.75	❑ US$92.75
❑ US$83.00	❑ US$88.00	❑ US$93.00
❑ US$83.25	❑ US$88.25	❑ US$93.25
❑ US$83.50	❑ US$88.50	❑ US$93.50
❑ US$83.75	❑ US$88.75	❑ US$93.75
❑ US$84.00	❑ US$89.00	❑ US$94.00
❑ US$84.25	❑ US$89.25	❑ US$94.25
❑ US$84.50	❑ US$89.50	❑ US$94.50
❑ US$84.75	❑ US$89.75	❑ US$94.75
❑ US$95.00

BOX C

ODD LOTS

(See Instruction 6)

To be completed ONLY if Shares are being tendered by or on behalf of persons owning an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date.

The undersigned either (check one):

❑	will be the registered owner of an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date, all of which are tendered; or

❑

is a broker, dealer, bank, trust company, or other nominee that (i) is tendering, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner will own an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date and is tendering all such Shares.

BOX D

CURRENCY ELECTION

All cash payments will be issued in U.S. dollars unless (i) the undersigned has an address on record in Canada, and (ii) has made the election below to receive payment in Canadian dollars.

If the undersigned has an address on record in Canada, the undersigned will receive payment in U.S. dollars, unless the undersigned has elected to receive payment in Canadian dollars by checking the box below:

❑	Issue my cash entitlement payment(s) in Canadian dollars.

If the undersigned is to receive payment in Canadian dollars, the undersigned agrees and acknowledges that: (a) the exchange rate used will be the rate established by West Fraser based on the prevailing Bank of Canada exchange rate for U.S. dollars to Canadian dollars on the date of calculation of the currency conversion; (b) the risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, will be solely borne by the undersigned.

If you wish to receive your payment in US or Canadian dollars, your certificate(s) and this validly-completed and duly-signed Letter of Transmittal must be delivered to the Depositary.

BOX E

ENTITLEMENT DELIVERY

ALL CASH AND SHARE ENTITLEMENT PAYMENTS WILL BE ISSUED AND MAILED TO YOUR EXISTING REGISTRATION UNLESS OTHERWISE STATED. IF YOU WOULD LIKE YOUR CASH OR SHARES DISPATCHED TO A DIFFERENT ADDRESS, PLEASE COMPLETE BOX B.

❑  MAIL CHEQUE/SHARES TO ADDRESS ON RECORD (DEFAULT)

❑  MAIL CHEQUE/SHARES TO A DIFFERENT ADDRESS (MUST COMPLETE BOX F)

❑  HOLD CHEQUE AND/OR SHARES FOR PICKUP AT COMPUTERSHARE TORONTO OFFICE:

COMPUTERSHARE INVESTOR SERVICES INC. 100 UNIVERSITY AVE, 8TH FLOOR, TORONTO ON

❑  DELIVER FUNDS VIA WIRE* (COMPLETE BOX G)

BOX F

MAIL PAYMENT TO 3RD PARTY ADDRESS*:

❑  CHECK BOX IF SAME AS EXISTING REGISTRATION (DEFAULT)

_________________________________

(NAME)

_________________________________

(STREET ADDRESS AND NUMBER)

_________________________________

(CITY AND PROVINCE OR STATE)

________________________________

(COUNTRY AND POSTAL (ZIP) CODE)

_________________________________

(TELEPHONE NUMBER (BUSINESS HOURS))

* THE PAYMENT WILL REMAIN IN THE NAME OF THE REGISTRATION

BOX G

WIRE PAYMENT*

*PLEASE NOTE THAT THERE IS A $100 BANKING FEE ON WIRE PAYMENTS. ALTERNATIVELY, CHEQUE PAYMENTS ARE ISSUED AT NO ADDITIONAL COST.

*IF WIRE DETAILS ARE INCORRECT OR INCOMPLETE, COMPUTERSHARE WILL ATTEMPT TO CONTACT YOU AND CORRECT THE ISSUE. HOWEVER, IF WE CANNOT CORRECT THE ISSUE PROMPTLY, A CHEQUE WILL BE AUTOMATICALLY ISSUED AND MAILED TO THE ADDRESS ON RECORD. NO FEES WILL BE CHARGED.

Please provide email address and phone number in the event that we need to contact you for corrective measures:

EMAIL ADDRESS:                                                                                             PHONE NUMBER:

** Mandatory fields

BOX H

CANADIAN WITHHOLDING TAX

The following certifications assume that the undersigned is either (i) the beneficial holder of the Shares tendered (referred to as the “Beneficial Owner”), or (ii) holds the Shares tendered on behalf of one or more Beneficial Owners.

I.	Tax Residency

All Shareholders must complete the following. See Instruction 12.

The undersigned certifies that the Beneficial Owner(s) (please check one box only):

☐	is (are all) resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”);

☐	is (are all) not resident in Canada for purposes of the Tax Act; or

☐	include Beneficial Owners who are resident in Canada and not resident in Canada for purposes of the Tax Act, and the aggregate number of Shares tendered on behalf of each is as follows:

☐ Beneficial Owners resident in Canada:                                       tendered Shares

☐ Beneficial Owners not resident in Canada:                                                   tendered Shares

II.	Non-Residents of Canada

Shareholders are only required to complete the following if (any of) the Beneficial Owner(s) is (are) not resident in Canada for purposes of the Tax Act. See Instruction 12.

Applicability of a Tax Treaty

Non-resident withholding tax will generally apply, at a rate of 25%, to dividends paid or deemed to be paid in respect of Shares beneficially owned by persons not resident in Canada for purposes of the Tax Act. Withholding tax may arise, for example, with respect to a deemed dividend arising pursuant to the Offer. However, if the Beneficial Owner is entitled to the benefits of a tax treaty entered into between Canada and the Beneficial Owner’s country of residence, the withholding tax rate may be reduced to less than 25%. To benefit from a reduced rate of withholding under a tax treaty, the Shareholder must properly complete and provide the documentation described below.

The undersigned certifies that (please check one box only):

☐ The Shareholder is the Beneficial Owner of the tendered Shares and either (please check one box only):

☐

the Shareholder has completed and provided the Canada Revenue Agency’s Form NR-301 – Declaration of Eligibility for Benefits Under a Tax Treaty for a Non-Resident Person*, which is included with this Letter of Transmittal; or

☐	the Shareholder has not completed or provided Form NR-301 – Declaration of Eligibility for Benefits Under a Tax Treaty for a Non-Resident Person;** or

☐ The Shareholder is not the Beneficial Owner of the tendered Shares, there is only one Beneficial Owner, and either (please check one box only):

☐

the Beneficial Owner has completed and provided the Canada Revenue Agency’s Form NR-301 – Declaration of Eligibility for Benefits Under a Tax Treaty for a Non-Resident Person,* which is included with this Letter of Transmittal; or

☐	the Beneficial Owner has not completed or provided Form NR-301 – Declaration of Eligibility for Benefits Under a Tax Treaty for a Non-Resident Person;** or

☐ The Shareholder is not the Beneficial Owner of the tendered Shares, there is more than one Beneficial Owner, and (please check all applicable boxes):

☐

the Beneficial Owners holding                                                                tendered Shares have completed and provided the Canada Revenue Agency’s Form NR-301 – Declaration of Eligibility for Benefits Under a Tax Treaty for a Non-Resident Person,* and these Forms, together with Schedule A,** are included with this Letter of Transmittal; and/or

☐	the Beneficial Owners holding tendered Shares have not completed or provided Form NR-301.**

If the Shareholder is a company, the undersigned certifies that (please check one box only):

☐ The corporate Shareholder is the Beneficial Owner of at least 10% of the issued and outstanding voting shares of the Company.

☐ The corporate Shareholder is not the Beneficial Owner of at least 10% of the issued and outstanding voting shares of the Company.

* Partnerships or Hybrid Entities must complete Form NR-302 or Form NR-303, as applicable.

** FAILURE TO PROVIDE THIS INFORMATION, PROPERLY COMPLETED, WILL RESULT IN THE APPLICATION OF A 25% WITHHOLDING TAX RATE TO A DEEMED DIVIDEND ARISING PURSUANT TO THE OFFER.

ALL SHAREHOLDERS MUST COMPLETE THIS BOX

BOX I

STATUS AS U.S. SHAREHOLDER

(PLEASE CHECK THE APPROPRIATE BOX)

Indicate whether or not you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder by placing an “X” in the applicable box below. A U.S. Shareholder is any holder of Shares that is either (a) providing an address in Box L (or, if completed, either Box E or Box F) that is located within the United States or any territory or possession thereof or (b) a U.S. person for United States federal income tax purposes as defined in “Important U.S. Tax Information for U.S. Shareholders” below.

❑    The person signing this Letter of Transmittal is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

❑    The person signing this Letter of Transmittal is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A “U.S. Shareholder” is any Shareholder that is either (i) providing an address for delivery herein that is located within the United States or any territory or possession thereof, or (ii) a “U.S. person” for United States federal income tax purposes as defined below. If you are a U.S. person or are acting on behalf of a U.S. person, then in order to avoid backup withholding of U.S. federal income tax, you must provide a completed Form W-9 included below or otherwise provide certification establishes that you are exempt from backup withholding, as provided in the instructions. If you are not a U.S. Shareholder as defined in (ii) above, but you are a U.S. Shareholder as described in (i) above, you must complete an appropriate Form W-8 to be exempt from backup withholding.

U.S. Shareholders are advised that the Offer is subject to Regulation 14E (including, without limitation, Rule 14e-4 thereof) under the United States Securities Exchange Act of 1934, as amended.

BOX J

NOTICE OF GUARANTEED DELIVERY

U.S. Shareholders are advised that the Offer is subject to Regulation 14E (including, without limitation, Rule 14e-4 thereof) under the United States Securities Exchange Act of 1934, as amended.

❑    Check here if Shares are being delivered pursuant to a Notice of Guaranteed Delivery previously sent to the Depositary and complete the following:

Name(s) of Registered Owner(s)

Date of execution of Notice of Guaranteed Delivery

Name of Eligible Institution Which Guaranteed Delivery

In the case of any inconsistency between the terms of this Letter of Transmittal and Notice of Guaranteed Delivery previously sent, the election on the Notice of Guaranteed Delivery previously sent shall prevail.

BOX K

LOST CERTIFICATES

If your lost certificate(s) forms part of an estate or trust, or are valued at more than CAD $200,000.00, please contact Computershare for additional instructions. Any person who, knowingly and with intent to defraud any insurance company or other person, files a statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.

PREMIUM CALCULATION

<Lost Shares> X US$[2.1879] = Premium Payable US$

 NOTE: Payment NOT required if premium is less than $5.00

The option to replace your certificate by completing this Box K will expire on <BondExpDate>. After this date, shareholders must contact Computershare for alternative replacement options. I enclose my certified cheque, bank draft or money order payable to Computershare Investor Services Inc.

STATEMENT OF LOST CERTIFICATES

The undersigned (solitarily, jointly and severally, if more than one) represents and agrees to the following: (i) the undersigned is (and, if applicable, the registered owner of the Original(s), at the time of their death, was) the lawful and unconditional owner of the Original(s) and is entitled to the full and exclusive possession thereof; (ii) the missing certificate(s) representing the Original(s) have been lost, stolen or destroyed, and have not been endorsed, cashed, negotiated, transferred, assigned, pledged, hypothecated, encumbered in any way, or otherwise disposed of; (iii) a diligent search for the certificate(s) has been made and they have not been found; and (iv) the undersigned makes this Statement for the purpose of transferring or exchanging the Original(s) (including, if applicable, without probate or letters of administration or certification of estate trustee(s) or similar documentation having been granted by any court), and hereby agrees to surrender the certificate(s) representing the Original(s) for cancellation should the undersigned, at any time, find the certificate(s).

The undersigned hereby agrees, for myself and my heirs, assigns and personal representatives, in consideration of the transfer or exchange of the Original(s), to completely indemnify, protect and hold harmless West Fraser, Computershare Investor Services Inc., Aviva Insurance Company of Canada, each of their lawful successors and assigns, and any other party to the transaction (the “Obligees”), from and against all losses, costs and damages, including court costs and attorneys’ fees that they may be subject to or liable for in respect of the cancellation and/or replacement of the Original(s) and/or the certificate(s) representing the Original(s) and/ or the transfer or exchange of the Originals represented thereby, upon the transfer, exchange or issue of the Originals and/or a cheque for any cash payment. The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or their respective officers, employees and agents or their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I acknowledge that a fee of CAD$2.1879 per lost West Fraser Share is payable by the undersigned. Surety protection for the Obligees is provided under Blanket Lost Original Instruments/Waiver of Probate or Administration Bond No. 35900-16 issued by Aviva Insurance Company of Canada.

BOX L

SHAREHOLDER(S) SIGN HERE

(SEE INSTRUCTIONS 1 AND 7)

Must be duly executed by registered owner(s) exactly as name(s) appear(s) on certificate(s) or on a DRS position listing by person(s) authorized to become registered owner(s) by certificate(s) and documents transmitted with this Letter of Transmittal. If signature is by attorney-in-fact, executor, administrator, trustee, guardian, officer of a corporation, or other legal representative acting in a fiduciary or representative capacity, please set forth the full title.

Authorized Signature(s):

(Shareholder(s) or Legal Representative)

(Shareholder(s) or Legal Representative)

Name(s)

Capacity

Address

(Include Postal Code or Zip Code)

Area Code and Daytime

Telephone Number

TIN; SSN; SIN

U.S. Shareholders must provide their Taxpayer Identification No. or Social Security No. and complete IRS Form W-9; Canadian Shareholders must provide their Social Insurance No.

Date

BOX M

SIGNATURE GUARANTEE

(SEE INSTRUCTIONS 1 AND 7)

Authorized

Signature

(Guarantor)

Name:

Title:

Firm:

Address

(Include Postal Code or Zip Code)

Area Code and Daytime

Telephone Number

Email Address

Date:

INSTRUCTIONS

FORMING PART OF THE TERMS OF THE OFFER

1.	Signature Guarantees.

No guarantee of a signature is required if either:

(a)

this Letter of Transmittal is duly executed by the registered holder of the Shares tendered with this Letter of Transmittal exactly as the name of the registered holder appears on the share certificate or the DRS position tendered herewith, and payment and delivery are to be made directly to such registered holder pursuant to the information provided in Box L above; or

(b)

such Shares are tendered for the account of a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP), or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (each such entity, an Eligible Institution). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the Financial Industry Regulatory Authority, or banks and trust companies in the United States.

In all other cases, an Eligible Institution must guarantee all signatures on this Letter of Transmittal by completing Box M — “Signature Guarantee”. See Instruction 7 in this Letter of Transmittal.

2.	Delivery of Letter of Transmittal and Certificates; Guaranteed Delivery Procedures.

Certificates for all physically tendered Shares, unless Shareholders hold Shares through DRS, together with a properly completed and duly executed Letter of Transmittal, or, in the case of a book-entry transfer, a Book-Entry Confirmation through the CDSX system (in the case of Shares held in CDS) or an Agent’s Message (in the case of Shares held in DTC), and any other documents required by this Letter of Transmittal, should be hand delivered, couriered, or mailed to the Depositary at the appropriate address set forth herein and must be received by the Depositary by the Expiry Time (as defined in the Offer to Purchase and Circular).

Shareholders whose certificates are not immediately available or who cannot deliver certificates for Shares and all other required documents to the Depositary by the Expiry Time may only tender its Shares by or through any Eligible Institution by properly completing and duly executing and delivering a Notice of Guaranteed Delivery substantially in the form provided (or an executed facsimile thereof) by the Company through the Depositary (indicating the type of tender and, in the case of an Auction Tender, the price at which Shares are being tendered) to the Depositary by the Expiry Time, which must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery, and by otherwise complying with this guaranteed delivery procedure as set forth in the Offer to Purchase under Section 5 “Procedure for Depositing Shares”. Pursuant to such guaranteed delivery procedure, the certificates for all physically tendered Shares, as well as a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) or Book-Entry Confirmation or Agent’s Message in lieu thereof, relating to such Shares, with signatures guaranteed if so required in accordance with this Letter of Transmittal, and all other documents required by this Letter of Transmittal, must be received by the Vancouver, British Columbia office of the Depositary before 5:00 p.m. (Vancouver Time) on or before the second trading day on the Toronto Stock Exchange after the Expiration Date.

The Notice of Guaranteed Delivery may be hand delivered, couriered, or transmitted by email transmission to the Vancouver, British Columbia office of the Depositary listed in the Notice of Guaranteed Delivery, and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. For Shares to be validly tendered pursuant to the guaranteed delivery procedure, the Depositary must receive the Notice of Guaranteed Delivery by the Expiry Time.

Notwithstanding any other provision hereof, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares, a properly completed and duly executed

Letter of Transmittal (or a manually executed photocopy thereof) relating to such Shares, with signatures that are guaranteed if so required, and any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, a Book-Entry Confirmation through the CDSX system (in the case of Shares held in CDS) or an Agent’s Message (in the case of Shares held in DTC).

The tender information specified in a Notice of Guaranteed Delivery by a person completing such Notice of Guaranteed Delivery will, in all circumstances, take precedence over the tender information that is specified in the related Letter of Transmittal that is subsequently tendered.

The method of delivery of all documents, including certificates for Shares, is at the election and risk of the tendering Shareholder. Delivery is only effective upon receipt by the Depositary. If delivery is by mail, registered mail, properly insured, is recommended, and it is suggested that mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary on or prior to such date.

The Company will not purchase any fractional Shares, nor will it accept any alternative, conditional, or contingent tenders except as specifically permitted by the Offer to Purchase and Circular. All tendering Shareholders, by execution of this Letter of Transmittal (or a manually executed photocopy of it), waive any right to receive any notice of the acceptance of their tender.

3.	Inadequate Space.

If the space provided in any Box is inadequate, attach a separate signed document to this Letter of Transmittal.

4.	Partial Tenders and Unpurchased Shares.

If fewer than all of the Shares evidenced by any certificate or by any DRS positions are to be tendered, fill in the number of Shares which are to be tendered in the box entitled “Number of Shares Tendered”. In such case, if any tendered Shares are purchased, a new certificate and/or DRS position for the remainder of the Shares evidenced by the old certificate(s) and/or DRS position will be issued and sent to the address on record unless otherwise indicated under Box E or Box F on this Letter of Transmittal, promptly after the Expiration Date. All Shares represented by the certificate(s) or DRS position(s) listed and delivered to the Depositary are deemed to have been tendered unless otherwise indicated.

5.	Indication of Type of Tender; Indication of Price at Which Shares are being Tendered.

(a)

To tender Shares, the Shareholder must complete Box A — “Type of Tender” on this Letter of Transmittal or, if applicable, on the Notice of Guaranteed Delivery, indicating whether he or she is tendering Shares pursuant to an Auction Tender (Box B) or a Purchase Price Tender. Only one Box may be checked. If more than one box is checked or if no box is checked, all Shares identified above will be deemed to have been tendered pursuant to the Purchase Price Tender. The same Shares cannot be tendered, unless previously properly withdrawn as provided in the Offer to Purchase and Circular, pursuant to Auction Tenders at more than one price. Shareholders may deposit different Shares pursuant to Auction Tenders and Purchase Price Tenders. However, if a Shareholder desires to tender Shares in separate lots at a different type of tender for each lot, such Shareholder must complete a separate Letter of Transmittal (or Book-Entry Confirmation or Agent’s Message, as the case may be) or, if applicable, a Notice of Guaranteed Delivery for each lot which the Shareholder is tendering.

(b)

For Shares to be properly tendered pursuant to an Auction Tender, the Shareholder must complete Box B — “Auction Tender” on this Letter of Transmittal indicating the price per Share (in increments of US$0.25 per Share) at which the Shareholder is tendering Shares. A Shareholder wishing to tender different portions of his or her Shares pursuant to Auction Tenders at different prices must complete a separate Letter of Transmittal (or Book-Entry Confirmation or Agent’s Message, as the case may be) for each price at which he or she wishes to tender each such portion of his or her Shares. The same Shares cannot be tendered pursuant to Auction Tenders (unless previously withdrawn as provided in the Offer to Purchase under “Withdrawal Rights”) at more than one price.

(c)

No price can be specified by a Shareholder making a Purchase Price Tender. If a Shareholder checks “Purchase Price Tender” under Box A “Type of Tender” and indicates a price per Share in Box B “Auction Tender”, there is no proper tender of Shares.

6.	Odd Lots.

As described in the Offer to Purchase under Section 3 “Number of Shares, Proration”, if the Company is to purchase less than all Shares tendered by the Expiry Time, the Shares purchased first will consist of all Shares so tendered by any registered Shareholder who will own, as of the close of business on the Expiration Date, an aggregate of fewer than 100 Shares and who tenders all of his or her Shares under Auction Tenders at or below the Purchase Price or under Purchase Price Tenders. This preference will not be available unless Box C — “Odd Lots” is completed.

7.	Signatures on Letter of Transmittal, Stock Power and Endorsements.

(a)

If Box L in this Letter of Transmittal is signed by the registered owner(s) of the Shares tendered hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate or DRS position without any change whatsoever.

(b)	If the Shares are registered in the names of two or more joint owners, each such owner must sign in Box L, as applicable, in this Letter of Transmittal.

(c)

If any tendered Shares are registered in different names on several certificates, it will be necessary to complete, sign, and submit as many separate Letters of Transmittal as there are different registrations of certificates.

(d)

When this Letter of Transmittal is duly executed by the registered owner(s) of the Shares listed and transmitted hereby, no endorsements of certificate(s) representing such Shares or separate stock powers are required unless payment is to be made, or the certificates for Shares or DRS positions not tendered by the undersigned or not purchased by the Company, are to be issued, to a person other than the registered owner(s). Any signature(s) required on such certificates or stock powers must be guaranteed by an Eligible Institution. If this Letter of Transmittal is duly executed by a person other than the registered owner of the certificate(s) listed, the certificates or DRS positions must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered owner(s) appear(s) on the certificate or the DRS position, and signatures on such certificate(s) or stock power(s) must be guaranteed by an Eligible Institution. An ownership declaration, which can be obtained from the Depositary, must also be completed and delivered to the Depositary. See Instruction 1 in this Letter of Transmittal.

(e)

If this Letter of Transmittal or any certificates or stock powers are duly executed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or any other legal representative acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to the Company or the Depositary of their authority to so act.

8.	Special Payment and Delivery Instruction.

The registered Shareholder may identify a person other than the person identified in Box L to whom the cheques and/or DRS position should be issued by completing Box E. Such cheques and/or DRS position will be sent to the address on record (unless otherwise indicated in Box E or Box F), unless a cheque evidencing payment for Shares tendered and/or a DRS position is to be held by the Depositary for pick-up as indicated in Box E — “Hold for Pick-Up” on this Letter of Transmittal, in which case, the cheque evidencing payment and/or the DRS position will also be held for pick-up.

The undersigned may elect to receive payment for Shares tendered via a wire transfer instead of a cheque, by completing Box G — “Wire Payment”.

9.	Irregularities.

All questions as to the number of Shares to be taken up, the price to be paid therefore, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, will be determined by the Company, in its sole discretion, acting reasonably, which determination will be final and binding on all parties, absent a finding to the contrary by a court of competent jurisdiction. The Company reserves the absolute right to reject any or all tenders of Shares determined by it in its sole discretion not to be in proper form or completed in accordance with the Instructions herein and in the Offer or the acceptance for payment of, or payment for, which may, in the opinion of the Company’s counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of any particular Shares. No tender of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Company, the Depositary, nor any other person will be obligated to give notice of defects or irregularities in notices of withdrawal, nor shall any of them incur any liability for failure to give any such notice. The Company’s interpretation of the terms and conditions of the Offer (including this Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding absent a finding to the contrary by a court of competent jurisdiction.

10.	Lost Certificate(s).

Option #1: If a share certificate has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary. The Depositary will respond with the replacement requirements.

Option #2: Alternatively, shareholders who have lost, stolen, or destroyed their certificate(s) may participate in Computershare’s blanket bond program with Aviva Insurance Company of Canada by completing Box K above, and submitting the applicable certified cheque or money order made payable to Computershare Investor Services Inc.

11.	Currency of Payment.

Each registered Shareholder who has tendered Shares pursuant to the Offer and whose Shares are taken up will receive payment of the Purchase Price in either U.S. dollars or Canadian dollars. Each Shareholder will receive payment in U.S. dollars, provided that if the Shareholder has an address on record in Canada, the Shareholder may elect to receive payment in Canadian dollars by checking the box under Box D — “Currency Election” herein. The exchange rate that will be used to calculate any payments to be made in Canadian dollars will be established by West Fraser based on the prevailing Bank of Canada exchange rate for U.S. dollars to Canadian dollars on the date of calculation of the currency conversion. The risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, will be solely borne by Shareholders receiving payment in Canadian dollars.

12.	Questions and Requests for Assistance and Additional Copies.

Questions and requests for assistance may be directed to the Depositary at its address and telephone numbers set forth below. Additional copies of the Offer to Purchase and Circular and this Letter of Transmittal and copies of the Notice of Guaranteed Delivery may be obtained from the Depositary or from the undersigned’s local broker, dealer, bank, or trust company.

The Depositary for the Offer is:

Computershare Investor Services Inc.

100 University Ave, 8th Floor

Toronto, ON

M5J 2Y1

Canada

Attention: Corporate Actions

Toll Free in Canada and the U.S.: 1.800.564.6253

Outside North America: 1.514.982.7555

13.	Tax Residency – Canadian Withholding Tax.

Canadian Resident Shareholders

To ensure that non-resident withholding tax is not withheld in respect of tendered Shares beneficially owned by a person resident in Canada for purposes of the Tax Act (referred to as a Canadian Resident Beneficial Owner), the Shareholder must certify in Section I of Box H that the Canadian Resident Beneficial Owner is a resident of Canada. Canadian Resident Beneficial Owners and Shareholders holding tendered Shares on behalf of a Canadian Resident Beneficial Owner are only required to complete Section I of Box H.

Non-Canadian Resident Shareholders

Non-resident withholding tax may apply in respect of Shares beneficially owned by a person who is not resident in Canada for purposes of the Tax Act (referred to as a Non-Canadian Resident Beneficial Owner). Non-Canadian Resident Beneficial Owners and Shareholders holding Shares directly or indirectly on behalf of a Non-Canadian Resident Beneficial Owner are required to complete Sections I and II of Box H.

Applicability of a Tax Treaty

Non-resident withholding tax will generally apply at a rate of 25% to certain amounts paid or deemed to be paid (including a deemed dividend arising under the Offer) in respect of Shares beneficially owned by persons not resident in Canada for purposes of the Tax Act, unless a tax treaty is applicable to reduce the withholding tax rate. Non-Canadian Resident Beneficial Owners will be subject to withholding tax at 25% on any relevant amounts unless the information indicated in Section II of Box H is properly completed and provided (including any applicable Forms) along with this Letter of Transmittal.

If the Shareholder is the Beneficial Owner of the tendered Shares, the Shareholder must complete Form NR-301 (or, in the case of a partnership or hybrid entity, Form NR-302 or NR-303, as applicable) in order to claim the benefits under a tax treaty. If the Shareholder is not the Beneficial Owner of the tendered Shares, the Shareholder must obtain from each Beneficial Owner wishing to claim the benefits under a tax treaty a completed Form NR-301 (or, in the case of a partnership or hybrid entity, Form NR-302 or NR-303, as applicable), and if there is more than one Beneficial Owner, the Shareholder must also complete Schedule A. Shareholders and Beneficial Owners should consult their own tax advisors with respect to proper completion of these Forms in all relevant circumstances.

Shareholders who do not properly complete and provide Form NR-301 (or, in the case of a partnership or hybrid entity, Form NR-302 or NR-303, as applicable) and Schedule A (if applicable), will be assumed to be subject to 25% non-resident withholding tax rate on any relevant amounts.

14.	Governing Law.

The Offer and any agreement resulting from the acceptance of the Offer will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

15.	Privacy Notice.

The Depositary has a Privacy Statement that is available at www.computershare.com/ca/en or in writing or by telephone using the telephone number and address provided above in this Letter of Transmittal.

IMPORTANT: This Letter of Transmittal or a manually signed photocopy of it (together with certificates for Shares or DRS positions and all other required documents) or the Notice of Guaranteed Delivery, where applicable, must be received by the Depositary at or before the Expiry Time unless Shares are properly tendered by a Book-Entry Confirmation through the CDSX system (in the case of Shares held in CDS) or an Agent’s Message (in the case of Shares held in DTC) at or before the Expiry Time.

IMPORTANT U.S. TAX INFORMATION FOR U.S. SHAREHOLDERS

For purposes of this Letter of Transmittal, a U.S. person is a beneficial owner of Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the United States, (b) a domestic corporation, domestic partnership, or other entity classified as a domestic corporation or domestic partnership for U.S. federal income tax purposes, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or (ii) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

To avoid backup withholding of U.S. federal income tax on payments pursuant to the Offer, a U.S. Shareholder depositing Shares must, unless an exemption applies, provide the Depositary with such holder’s correct taxpayer identification number ( “TIN”) or employer identification number (“EIN”), certify under penalties of perjury that such TIN or EIN is correct (or that such holder is waiting for a TIN or EIN to be issued), and provide certain other certifications by completing the IRS Form W-9 included in this Letter of Transmittal. If a U.S. Shareholder does not provide his, her, or its correct TIN or EIN or fails to provide the required certifications, the IRS may impose certain penalties on such holder, and payments to such holder pursuant to the Offer may be subject to backup withholding at a rate currently equal to 24%. All U.S. Shareholders tendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 to provide the information and certifications necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to the Depositary). To the extent that a U.S. Shareholder designates another U.S. person to receive payment, such other person may be required to provide a properly completed IRS Form W-9.

Backup withholding is not an additional tax. Rather, the amount of the backup withholding may be credited against the U.S. federal income tax liability of the person subject to the backup withholding. If backup withholding results in an overpayment of tax, a refund can be obtained by the U.S. Shareholder by timely providing the required information to the IRS. If a U.S. Shareholder has not been issued a TIN or EIN and has applied for a TIN or EIN or intends to apply for a TIN or EIN in the near future, then the U.S. Shareholder should write “Applied For” in the space for the TIN or EIN in Part I of IRS Form W-9 and should sign and date the form. If the Depositary has not been provided with a properly certified TIN or EIN by the time of payment, backup withholding will apply. If the Shares are held in more than one name or are not in the name of the actual owner, consult the instructions on the enclosed IRS Form W-9 for guidance on which name and TIN or EIN to report.

Certain U.S. Shareholders (such as corporations and individual retirement accounts) are not subject to backup withholding but may be required to provide evidence of their exemption from backup withholding. Exempt U.S. Shareholders should enter the appropriate exempt payee code on IRS Form W-9. See the enclosed IRS Form W-9 for instructions. A U.S. Shareholder that is not a U.S. person and is not acting on behalf of a U.S. person should not complete IRS Form W-9. Instead, to establish an exemption from backup withholding, such U.S. Shareholder should properly complete and submit an IRS Form W-

8BEN, W-8BEN-E, W-8INIY, W-8ECI, or W-8EXP, as applicable, attesting to such exempt status. An appropriate IRS Form W-8 may be obtained from the Depositary or on the IRS website (www.irs.gov).

ALL U.S. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE HOW THE FOREGOING BACKUP WITHHOLDING AND REPORTING REQUIREMENTS APPLY TO THEM WITH REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

SCHEDULE A

TO BE COMPLETED BY A SHAREHOLDER HOLDING SHARES ON BEHALF OF MORE THAN ONE

NON-CANADIAN RESIDENT BENEFICIAL OWNER CLAIMING BENEFITS UNDER A TAX TREATY

Name of Non-Canadian Resident Beneficial Owner	Number of Tendered Shares Held

Total

If you are a Shareholder that holds Shares for more than one Non-Canadian Resident Beneficial Owner that wishes to claim treaty benefits, please provide the name and number of Shares held by each such Non-Canadian Resident Beneficial Owner. The name of each Non-Canadian Resident Beneficial Owner should match the name on the corresponding Form NR-301 – Declaration of Eligibility for Benefits Under a Tax Treaty for a Non-Resident Person* that you are submitting with this Letter of Transmittal. Attach an additional schedule if more space is needed.

Partnerships or Hybrid Entities must complete Form NR-302 or Form NR-303, as applicable.

April 20, 2022

THIS IS NOT A LETTER OF TRANSMITTAL. THIS NOTICE OF GUARANTEED DELIVERY IS FOR USE IN ACCEPTING THE OFFER BY WEST FRASER TIMBER CO. LTD. TO PURCHASE UP TO US$1.25 BILLION IN VALUE OF COMMON SHARES OF WEST FRASER TIMBER CO. LTD.

Offer to purchase for cash up to US$1.25 billion in value of common shares of West Fraser Timber Co. Ltd. at a Purchase Price of not less than US$80.00 and not more than US$95.00 per common share

NOTICE OF GUARANTEED DELIVERY

For Deposit of Common Shares

of

WEST FRASER TIMBER CO. LTD.

Pursuant to the Offer to Purchase dated April 26, 2022

THE OFFER EXPIRES AT 5:00 P.M. (VANCOUVER TIME) ON JUNE 2, 2022,

UNLESS THE OFFER IS WITHDRAWN OR EXTENDED.

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT:

1.	YOUR SHARE CERTIFICATE(S) ARE NOT IMMEDIATELY AVAILABLE; OR

2.	YOU ARE NOT ABLE TO DELIVER YOUR SHARE CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY PRIOR TO THE EXPIRY TIME.

This Notice of Guaranteed Delivery (the “Notice of Guaranteed Delivery”), or a manually executed photocopy thereof, may be used to accept the offer (the “Offer”) made by West Fraser Timber Co. Ltd. (the “Company”) to purchase from holders (the “Shareholders”) of common shares of the Company (the “Shares”) up to US$1.25 billion in value of its Shares, pursuant to (i) auction tenders at prices specified by the depositing Shareholders of not less than US$80.00 and not more than US$95.00 per Share (the “Auction Tenders”), as specified by such Shareholder, or (ii) purchase price tenders without specifying a price (the “Purchase Price Tenders”), in either case upon the terms and subject to the conditions set forth in the offer to purchase dated April 26, 2022 (the “Offer to Purchase”) and accompanying circular (the “Circular” and together with the Offer to Purchase, collectively, the (“Offer and Circular”)) and in this Notice of Guaranteed Delivery and the letter of transmittal (the “Letter of Transmittal”). Use this Notice of Guaranteed Delivery only if (i) certificate(s) representing the Shares to be deposited are not immediately available, (ii) the book-entry transfer procedures set forth in Section 5 of the Offer to Purchase entitled “Procedure for Depositing Shares” cannot be completed prior to 5:00 p.m. (Vancouver Time) (the “Expiry Time”) on June 2, 2022 (or such later time and date to which the Offer is extended, the “Expiration Date”), or (iii) time will not permit all required documents to reach Computershare Investor Services Inc. (the “Depositary”) prior to the Expiry Time. This Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or by mail to the office of the Depositary in Vancouver, British Columbia set forth in this Notice of Guaranteed Delivery. See Section 5 of the Offer to Purchase entitled “Procedure for Depositing Shares – Procedure for Guaranteed Delivery”.

The terms and conditions of the Offer and Circular and the Letter of Transmittal form part of and are incorporated by reference into this Notice of Guaranteed Delivery. Capitalized words and defined terms used but not otherwise defined in this Notice of Guaranteed Delivery which are defined in the Offer and Circular have the respective meanings ascribed thereto in the Offer and Circular and grammatical variations thereof have corresponding meanings. All references to “US$” and “US dollars” in this Notice of Guaranteed Delivery mean United States dollars.

Any questions or requests for assistance may be directed to the Depositary at its Vancouver, British Columbia office address set forth in this Notice of Guaranteed Delivery or at 1 (800) 564-6253 or Email: corporateactions@computershare.com. Additional copies of the Offer and Circular, the Letter of Transmittal, and this Notice of Guaranteed Delivery may be obtained from the Depositary. Manually executed photocopies of the Letter of Transmittal and this Notice of Guaranteed Delivery will be accepted. Shareholders may also contact their investment dealer, stock broker, commercial bank, trust company, or other nominee for assistance concerning the Offer.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OTHER THAN THE VANCOUVER, BRITISH COLUMBIA ADDRESS OF THE DEPOSITARY SET FORTH IN THIS DOCUMENT WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. YOU MUST SIGN THIS NOTICE OF GUARANTEED DELIVERY IN THE APPROPRIATE SPACE PROVIDED BELOW AND MUST INCLUDE A GUARANTEE BY AN ELIGIBLE INSTITUTION, AND MUST DELIVER A LETTER OF TRANSMITTAL AND THE CERTIFICATE(S) REPRESENTING YOUR SHARES TO THE VANCOUVER, BRITISH COLUMBIA OFFICE ADDRESS OF THE DEPOSITARY, AS MORE FULLY DESCRIBED BELOW.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

If a Shareholder wishes to deposit Shares pursuant to the Offer and (i) cannot deliver certificates for such Shares, (ii) the book-entry transfer procedures described in the Offer and Circular cannot be completed prior to the Expiry Time, or (iii) time will not permit all required documents to reach the Depositary prior to the Expiry Time, such Shares may nevertheless be deposited if all the following conditions are met:

a)	such deposit is made by or through an Eligible Institution (as defined below);

b)

this properly completed and duly executed Notice of Guaranteed Delivery, or a manually executed photocopy thereof, indicating the type of deposit is received by the Depositary at its office in Vancouver, British Columbia as set out in this Notice of Guaranteed Delivery, prior to the Expiry Time; and

c)

the certificates for all deposited Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a manually executed photocopy thereof, relating to such Shares, with signatures guaranteed by an Eligible Institution if so required in accordance with the Letter of Transmittal, or, in the case of a book-entry transfer, a Book-Entry Confirmation through CDSX system (in the case of Shares held in CDS) or an Agent’s Message (in the case of Shares held through DTC), and any other documents required by the Letter of Transmittal, are received by the Depositary at its Vancouver, British Columbia office address before 5:00 p.m. Vancouver Time on or before the second trading day on the TSX after the Expiration Date.

This Notice of Guaranteed Delivery may be delivered by hand or transmitted by email transmission or by mail to the office of the Depositary in Vancouver, British Columbia, as set out in this Notice of Guaranteed Delivery, and must include a guarantee by an Eligible Institution in the form set forth in this Notice of Guaranteed Delivery. Delivery of this Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Shares and all other required documents to any office other than the Vancouver, British Columbia office of the Depositary specified in this Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

An Eligible Institution (the “Eligible Institution”) means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (the “STAMP”), a member of the Stock Exchange Medallion Program (the “SEMP”), or a member of the New York Stock Exchange Inc. Medallion Signature Program (the “MSP”). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority, or banks and trust companies in the United States.

TO:	WEST FRASER TIMBER CO. LTD.

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., AS DEPOSITARY

By Regular Mail: P.O. Box 7021 31 Adelaide St E Toronto, ON, M5c 3H2 Canada Attention: Corporate Actions	By Hand, Courier, or Registered Mail: 100 University Ave, 8th Floor, Toronto, ON M5J 2Y1 Canada Attention: Corporate Actions

By Email Transmission

Email: depositoryparticipant@computershare.com

This Notice of Guaranteed Delivery may be delivered by hand or transmitted by email transmission or by mail to the office of the Depositary in Vancouver, British Columbia, as set out in this Notice of Guaranteed Delivery, and must include a guarantee by an Eligible Institution in the form set forth in this Notice of Guaranteed Delivery. This Notice of Guaranteed Delivery is not to be used to guarantee signatures on the Letter of Transmittal. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear on the applicable space on the Letter of Transmittal.

DO NOT SEND SHARE CERTIFICATES WITH THIS NOTICE OF GUARANTEED DELIVERY. SHARE CERTIFICATES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

The undersigned hereby deposits to the Company, in the manner and at the price per Share indicated below, to the Shareholder in cash (subject to applicable withholding taxes, if any), upon the terms and subject to the conditions set forth in the Offer and Circular and the related Letter of Transmittal and this Notice of Guaranteed Delivery, receipt of which is hereby acknowledged, the number of Shares indicated below pursuant to the guaranteed delivery procedures set forth in Section 5 of the Offer to Purchase entitled “Procedure for Depositing Shares – Procedure for Guaranteed Delivery”. The following are the details of the deposited Shares:

BOX 1

COMMON SHARES* (Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the form below.)

Certificate Number(s) (If available)	Name(s) in which Registered (please print and fill in exactly as name(s) appear(s) on certificate(s))	Number of Shares Represented by Certificate	Number of Shares Deposited*

TOTAL:

* Unless otherwise indicated, the number of Shares evidenced by all certificates referenced above will be deemed to have been deposited. If you wish to deposit fewer than all of the Shares evidenced by all certificates listed above, indicate in the fourth column the number of Shares you wish to deposit. See Instruction 9 of the Letter of Transmittal.

IMPORTANT: This Notice of Guaranteed Delivery (or a manually executed photocopy thereof), properly completed and duly executed and guaranteed by an Eligible Institution, must be received by the Depositary at its Vancouver, British Columbia office address prior to the Expiry Time. Thereafter, the certificate(s) representing the deposited Shares along with the properly completed and duly executed Letter of Transmittal and all other documents required by the Letter of Transmittal must be received by the Depositary at its Vancouver, British Columbia office address before 5:00 p.m. Vancouver Time on or before the second trading day on the TSX after the Expiration Date.

Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Shares and all other required documents to any office other than the Vancouver, British Columbia office of the Depositary specified in this Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

The Eligible Institution which completes this form must communicate the guarantee to the Depositary and must deliver the Letter of Transmittal and certificates for Shares to the Depositary within the time period shown herein. Failure to do so could result in a financial loss to such institution.

The undersigned understands and acknowledges that payment for Shares deposited and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificate(s) for such Shares, a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Shares, with the signatures guaranteed if required, and all other documents required by the Letter of Transmittal before 5:00 p.m. Vancouver Time on or before the second trading day on the TSX after the Expiration Date. The undersigned also understands and acknowledges that under no circumstances will interest accrue or be paid by the Company or the Depositary to persons depositing Shares regardless of any delay in making payment for any Shares or otherwise, including any delay in making payment to any person using the guaranteed delivery procedures, and that payment for Shares deposited pursuant to the guaranteed delivery procedures will be the same as that for Shares delivered to the Depositary on or prior to the Expiration Date, even if the Shares to be delivered pursuant to the guaranteed delivery procedures set forth in Section 5 of the Offer to Purchase entitled “Procedure for Depositing Shares”, are not so delivered to the Depositary at such date and, therefore, payment by the Depositary on account of such Shares is not made until after the date the payment for the deposited Shares accepted for payment pursuant to the Offer is to be made by the Company.

All authority conferred or agreed to be conferred by this Notice of Guaranteed Delivery is irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by applicable law, survive the death or incapacity, bankruptcy or insolvency of the undersigned, and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, personal representatives, successors, and assigns of the undersigned.

SHAREHOLDER SIGNATURE(S)

Signature(s) of Registered Shareholder(s)

Name(s) of Registered Shareholder(s) (print or type)
Address(es)

Postal Code/Zip Code

Date	Daytime Telephone Number

GUARANTEE

(Not to be used for signature guarantee)

The undersigned, a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (the “STAMP”), a member of the Stock Exchange Medallion Program (the “SEMP”), or a member of the New York Stock Exchange Inc. Medallion Signature Program (the “MSP”), guarantees to deliver to the Depositary at its address set forth in this Notice of Guaranteed Delivery, the certificate(s) representing the Shares deposited hereby, in proper form for transfer, with delivery of a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) and any other required documents, before 5:00 p.m. Vancouver Time on or before the second trading day on the TSX after the Expiration Date.

Name of Firm	Authorized Signature

Address of Firm	Name
(please type or print)

Title

Date
(Postal Code or Zip Code)

Area Code and Tel. No.

The undersigned understands that it should indicate whether the Shares are deposited pursuant to an Auction Tender or a Purchase Price Tender by completing Box A, “Type of Tender”. Shareholders who validly deposit Shares without specifying the method in which they are tendering their Shares, including by having deposited an insufficient number of Shares prior to the take up of the Shares will be deemed to have made a Purchase Price Tender. If you do not make a valid Auction Tender or Purchase Price Tender, you will be deemed to have made a Purchase Price Tender. The tender information specified in this Notice of Guaranteed Delivery will, in all circumstances, take precedence over any inconsistent tender information that is specified in the related Letter of Transmittal that is subsequently deposited.

BOX A TYPE OF TENDER
Check only one box. If more than one box is checked or if no box is checked, all Shares identified above will be deemed to have been tendered pursuant to a Purchase Price Tender. Shares are being tendered hereby pursuant to either:
❑ An Auction Tender (Please complete Box B)	❑ A Purchase Price Tender

BOX B AUCTION TENDER PRICE (IN US DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED
• In addition to checking “Auction Tender” in Box A above, this Box MUST be completed if Shares are being tendered pursuant to an Auction Tender.
• Check the appropriate box to indicate the Auction Tender price.
• Check only one box. If more than one box is checked or if no box is checked, all Shares identified above will be deemed to have been tendered pursuant to the Purchase Price Tender.

•    Shareholders (other than Odd Lot Holders) may make multiple Auction Tenders but not in respect of the same Shares. If a Shareholder wishes to tender different Shares at different prices, a separate tender instruction by way of separate Letter of Transmittal must be submitted for EACH such tender.

❑ US$80.00	❑ US$85.00	❑ US$90.00
❑ US$80.25	❑ US$85.25	❑ US$90.25
❑ US$80.50	❑ US$85.50	❑ US$90.50
❑ US$80.75	❑ US$85.75	❑ US$90.75
❑ US$81.00	❑ US$86.00	❑ US$91.00
❑ US$81.25	❑ US$86.25	❑ US$91.25
❑ US$81.50	❑ US$86.50	❑ US$91.50
❑ US$81.75	❑ US$86.75	❑ US$91.75
❑ US$82.00	❑ US$87.00	❑ US$92.00
❑ US$82.25	❑ US$87.25	❑ US$92.25
❑ US$82.50	❑ US$87.50	❑ US$92.50
❑ US$82.75	❑ US$87.75	❑ US$92.75
❑ US$83.00	❑ US$88.00	❑ US$93.00
❑ US$83.25	❑ US$88.25	❑ US$93.25
❑ US$83.50	❑ US$88.50	❑ US$93.50
❑ US$83.75	❑ US$88.75	❑ US$93.75
❑ US$84.00	❑ US$89.00	❑ US$94.00
❑ US$84.25	❑ US$89.25	❑ US$94.25
❑ US$84.50	❑ US$89.50	❑ US$94.50
❑ US$84.75	❑ US$89.75	❑ US$94.75
❑ US$95.00

BOX C

ODD LOTS

(See Instruction 6 of the Letter of Transmittal)

To be completed ONLY if Shares are being deposited by or on behalf of persons owning beneficially an aggregate of fewer than 100 Shares (being an “Odd Lot Holder”) as of the close of business on the Expiration Date.

The undersigned either (check one):

❑  will be the registered owner of an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date, all of which are tendered, or

❑  is a broker, dealer, bank, trust company, or other nominee that (i) is tendering, for the beneficial owners thereof, Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner will own an aggregate of fewer than 100 Shares as of the close of business on the Expiration Date and is tendering all such Shares.

(Remainder of this page intentionally left blank)

The Depositary is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Email: depositoryparticipant@computershare.com

By Regular Mail: P.O. Box 7021 31 Adelaide St E Toronto, ON, M5C 3H2 Canada Attention: Corporate Actions	By Hand, Courier, or Registered Mail: 100 University Ave, 8th Floor Toronto, ON. M5J 2Y1 Canada Attention: Corporate Actions

For Inquiries Only:

Email Address: corporateactions@computershare.com

Toll Free in Canada and the U.S.: 1.800.564.6253

Outside North America: 1.514.982.7555

Any questions or requests for assistance may be directed to the Depositary at the addresses and telephone and numbers set forth above. Additional copies of the Offer to Purchase and Circular, the Letter of Transmittal, and this Notice of Guaranteed Delivery may be obtained from the Depositary. Manually executed photocopies of the Letter of Transmittal and this Notice of Guaranteed Delivery will be accepted. Shareholders may also contact their investment dealer, stock broker, commercial bank, trust company, or other nominee for assistance concerning the Offer.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The Issuer has filed the following as Exhibits to this Schedule:

Exhibit Number	Description of Exhibit

99.1	Annual Information Form of the Issuer for the year ended December 31, 2021, dated as at February 15, 2022 (incorporated by reference to Exhibit 99.1 to the Issuer’s Annual Report on Form 40-F filed with the Commission on February 15, 2022)

99.2	Audited consolidated financial statements of the Issuer for the years ended December 31, 2021 and 2020 together with the report of the independent auditor thereon (incorporated by reference to Exhibit 99.2 to the Issuer’s Annual Report on Form 40-F filed with the Commission on February 15, 2022)

99.3	Management’s discussion and analysis of the Issuer for the year ended December 31, 2021 (incorporated by reference to Exhibit 99.3 to the Issuer’s Annual Report on Form 40-F filed with the Commission on February 15, 2022)

99.9	Management information circular dated March 8, 2022 distributed in connection with the annual meeting of shareholders of the Issuer held on April 20, 2022 (incorporated by reference to Exhibit 99.2 to the Issuer’s Form 6-K furnished to the Commission on March 14, 2022)

107.1	Filing Fee Table

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings.

(a)

The Issuer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b)

The Issuer also undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the Issuer’s securities in connection with the cash tender offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

Item 2. Consent to Service of Process.

(a)	Concurrently with the filing of this Schedule, the Issuer is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)	Any change to the name or address of the Issuer’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Issuer.

PART IV

SIGNATURES

By signing this Schedule, the person filing the Schedule consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 13E-4F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the Issuer’s designated agent.

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of April 26, 2022

WEST FRASER TIMBER CO. LTD.

By:	/s/ Raymond W. Ferris
Name: Raymond W. Ferris
Title: President and Chief Executive Officer